FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Page
1.	Important Notice
5.	2010 Audited Financials for the period ended December 31, 2010 in English

2

Important Notice

Santander Chile is a Chilean bank and maintains its financial books and records in Chilean pesos.  These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF). The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG (as approved by the National Council in its December 21, 2009, session which amended Technical Bulletins No. 79 and No. 80) and which coincides with International Financial Reporting Standards (IFRS) issued by the International Acocounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. The Notes to the consolidated financial statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements in a clear, reliable and comparable manner.

Differences between IFRS and Chilean Bank GAAP

Chilean Bank GAAP is substantially similar to IFRS but there are some differences. The principal differences that should be considered by an investor are the following:

Assets received in lieu of payments

The Compendium of Accounting Standards requires that the initial value of assets received in lieu of payment be the value agreed with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable.  These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value.  Subsequently, asset valuation depends on the classification provided by the entity for that type of asset.  No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets would have an impact on the restatement of financial statements under full IFRS guidelines although we would not expect it to be material.

Loan loss allowances

On December 29, 2009 the SBIF issued Circular No. 3,489 which incorporates changes in several chapters of the SBIF Compendium of Accounting Standards. Among other changes it states that starting on January 2010, an entity should complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments provision. In addition, it should also apply the changes in risk exposure applicable to contingent loans, to be found in Chapter B-3 of the SBIF Compendium of Accounting Standards. The accumulated effect of this is approximately Ch$63,448 million (Ch$52,662 million net of deferred taxes), which was recorded in equity within the Consolidated Statements of Financial Position. According to specific instructions from the SBIF in Letter to Management No. 10 dated December 21, 2010; the SBIF established that it will not be necessary to calculate retrospectively the adjustment for 2009.

On June 2010, the SBIF issued Circular No. 3,502 which among other things requires that Banks maintain a 0.5% minimum provision for the normal part of the loan portfolio analyzed on an individual basis. In addition, on December 21, 2009 in the Letter to Management No. 9, the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision is to record it in the income for the period. As of December 31, 2010 the adoption of the changes mentioned created a charge to income of Ch$16,845 million (Ch$ 13,767 million net of deferred taxes).

3

On August 12, 2010 Circular No. 3,503 was issued which included certain modifications of how Bank must classify loan loss allowances included in Chapters B-1, B-2, B-3 and C1 of the Compendium of Accounting Standards. Such modifications will be enforced from January 1, 2011 except for those relating to additional provisions included in No. 9 of Chapter B-1 which are enforced since 2010. In addition, and as a supplement to the Circular, Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments as a consequence of the adoption of the modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, there is nothing to prevent entities from anticipating recognition of impact these adjustments, in total or in parts, as additional provisions, charged to the income of the period. As of December 31, 2010 the Bank has chosen to book the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in the Consolidated Statements of Income, under the other operating expenses line.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: March 15, 2011

5

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES
Consolidated Financial Statements

For the periods ended as of December 31, 2010 and 2009

Index

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 4
CONSOLIDATED STATEMENTS OF INCOME 5
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME 6
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 7
CONSOLIDATED STATEMENTS OF CASH FLOW 8

Notes to the Consolidated Financial Statements

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES 10
NOTE 02 - ACCOUNTING CHANGES 37
NOTE 03 - SIGNIFICANT EVENTS 38
NOTE 04 - BUSINESS SEGMENTS 40
NOTE 05 - CASH AND CASH EQUIVALENTS 44
NOTE 06 - TRADING INVESTMENTS 45
NOTE 07 - INVESTMENTS UNDER REPURCHASE AGREEMENTS 46
NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING 49
NOTE 09 - INTERBANK LOANS 55
NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS 56
NOTE 11 - LOAN PURCHASES, SALES AND SUBSTITUTIONS 61
NOTE 12 - AVAILABLE FOR SALE INVESTMENTS 62
NOTE 13 - INVESTMENTS IN OTHER COMPANIES 66
NOTE 14 - INTANGIBLE ASSETS 68
NOTE 15 - PROPERTY, PLANT AND EQUIPMENT 70
NOTE 16 - CURRENT AND DEFERRED TAXES 73
NOTE 17 - OTHER ASSETS 77
NOTE 18 - TIME DEPOSITS AND OTHER TIME LIABILITIES 78
NOTE 19 - INTERBANK BORROWINGS 79
NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS 81
NOTE 21 - MATURITIES OF ASSETS AND LIABILITIES 87
NOTE 22 - PROVISIONS 89
NOTE 23 - OTHER LIABILITIES 91
NOTE 24 - CONTINGENCIES AND COMMITMENTS 92
NOTE 25 - EQUITY 94
NOTE 26 - CAPITAL REQUIREMENTS (BASEL) 97
NOTE 27 - NON CONTROLLING INTEREST 99
NOTE 28 - INTEREST INCOME AND EXPENSE 101
NOTE 29 - FEES AND COMMISSIONS 103
NOTE 30 - INCOME FROM FINANCIAL OPERATIONS 104
NOTE 31 - NET FOREIGN EXCHANGE INCOME 104
NOTE 32 - PROVISION FOR LOAN LOSSES 105
NOTE 33 - PERSONNEL SALARIES AND EXPENSES 106
NOTE 34 - ADMINISTRATIVE EXPENSES 110
NOTE 35 - DEPRECIATION AND AMORTIZATION 111
NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 112
NOTE 37 - TRANSACTIONS WITH RELATED PARTIES 114
NOTE 38 - PENSION PLANS 119
NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 122
NOTE 40 - RISK MANAGEMENT 126
NOTE 41 - SUBSEQUENT EVENTS 136

Deloitte.

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Banco Santander Chile

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and subsidiaries as of December 31, 2010 and 2009 and the corresponding consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ending December 31, 2010 and 2009. The preparations of these financial statements are the responsibility of the Management of Banco Santander Chile. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and Subsidiaries as of December 31, 2010 and 2009, the results of their operations, the comprehensive income, and the changes in equity and cash flows for the years ending December 31, 2010 and 2009, in accordance with the Compendium of Accounting Standards and instructions issued by the Superintendency of Banks and Financial Institutions.

As indicated in Note 2 to the consolidated financial statements, the Bank has chosen to early adopt the dispositions contained in Chapter B-1 of the Compendium of Accounting Standards. This early adoption resulted in a charge to net income for the year ended December 31, 2010 amounting to MCh$32,597 (net of deferred taxes).

Deloitte

January 24, 2011

Mauricio Farías N.

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ending as of

	NOTE	December 31, 2010 MCh$	December 31, 2009 MCh$
ASSETS			
Cash and deposits in banks	5	1,762,198	2,043,458
Unsettled transactions	5	374,368	468,134
Trading investments	6	379,670	798,539
Investments under resale agreements	7	170,985	14,020
Financial derivative contracts	8	1,624,378	1,393,878
Interbank loans, net	9	69,672	23,370
Loans and accounts receivable from customers, net	10	15,215,318	13,378,379
Available for sale investments	12	1,473,980	1,830,090
Held to maturity investments	12	-	-
Investments in other companies	13	7,275	7,417
Intangible assets	14	77,990	77,260
Property, plant and equipment	15	154,985	184,122
Current taxes	16	12,499	4,541
Deferred taxes	16	117,964	95,229
Other assets	17	640,937	452,559
TOTAL ASSETS		22,082,219	20,770,996
LIABILITIES			
Deposits and other demand liabilities	18	4,236,434	3,533,534
Unsettled transactions	5	300,125	275,474
Investments under repurchase agreements	7	294,725	1,114,605
Time deposits and other time liabilities	18	7,258,757	7,175,257
Financial derivative contracts	8	1,643,979	1,348,906
Interbank borrowings	19	1,584,057	2,046,790
Issued debt instruments	20	4,190,888	2,924,676
Other financial liabilities	20	166,289	146,911
Current taxes	16	1,293	63,831
Deferred taxes	16	5,441	3,380
Provisions	22	275,296	186,121
Other liabilities	23	261,328	263,396
TOTAL LIABILITIES		20,218,612	19,082,881
EQUITY			
Attributable to Bank shareholders:		**1,831,798**	**1,658,316**
Capital	25	891,303	891,303
Reserves	25	51,539	51,539
Valuation adjustments	25	(5,180)	(26,804)
Retained earnings	25	**894,136**	**742,278**
Retained earnings of prior years	25	560,128	440,401
Income for the period	25	477,155	431,253
Minus: Provision for mandatory dividends	25	(143,147)	(129,376)
Non controlling interest	27	**31,809**	**29,799**
TOTAL EQUITY		1,863,607	1,688,115
TOTAL LIABILITIES AND EQUITY		22,082,219	20,770,996

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the periods ending as of

	NOTE	December 31, 2010 MCh$	December 31, 2009 MCh$
OPERATING INCOME			
Interest income	28	1,412,983	1,207,778
Interest expense	28	(473,264)	(351,262)
Net Interest income		**939,719**	**856,516**
Fee and commission income	29	338,183	315,925
Fee and commission expense	29	(74,601)	(61,795)
Net fee and commission income		**263,582**	**254,130**
Net income from financial operations (net trading income)	30	38,755	3,887
Foreign exchange profit (loss), net	31	57,233	163,241
Other operating income	36	83,400	33,243
Total operating income		**1,382,689**	**1,311,017**
Provision for loan losses	32	(271,663)	(333,847)
NET OPERATING PROFIT		**1,111,026**	**977,170**
Personnel salaries and expenses	33	(250,265)	(224,484)
Administrative expenses	34	(147,343)	(136,712)
Depreciation and amortization	35	(49,403)	(46,623)
Impairment	35	(4,925)	(75)
Other operating expenses	36	(102,068)	(44,405)
Total operating expenses		**(554,004)**	**(452,299)**
OPERATING INCOME		**557,022**	**524,871**
Income from investments in other companies	13	1,171	297
Income before tax		**558,193**	**525,168**
Income tax expense	16	(78,959)	(88,862)
CONSOLIDATED INCOME FOR THE PERIOD		**479,234**	**436,306**
Attributable to:			
Bank shareholders (Equity holders of the Bank)		477,155	431,253
Non controlling interest	27	2,079	5,053
Earnings per share attributable to Bank shareholders: (expressed in Chilean pesos)			
Basic earnings	25	2.532	2.288
Diluted earnings	25	2.532	2.288

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the periods ending as of

	NOTE	December 31, 2010 MCh$	December 31, 2009 MCh$
CONSOLIDATED INCOME FOR THE PERIOD		479,234	436,306
OTHER COMPREHENSIVE INCOME			
Available for sale investments	25	10,708	(9,285)
Cash flow hedge	8	15,120	(14,035)
Other comprehensive income before income tax		**25,828**	**(23,320)**
Income tax related to other comprehensive income	16	(4,273)	3,964
Total other comprehensive income		**21,555**	**(19,356)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		500,789	416,950
Attributable to:			
Bank shareholders (Equity holders of the Bank)		498,779	412,001
Non controlling interest	27	2,010	4,949

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending as of December 31, 2010 and 2009

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS					
	Capital MCh$	Reserves and other retained earnings MCh$	Merger of companies under common control MCh$	Available for sale investments MCh$	Cash flow hedge MCh$	Income tax MCh$	Retained earnings from prior years MCh$	Income for the period MCh$	Provision for mandatory dividends MCh$	Total attributable to shareholders MCh$	Non controlling interest MCh$	Total equity MCh$
Equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,873	1,547	237,788	415,055	(98,444)	1,489,889	25,879	1,515,568
Distribution of income from previous period	-	-	-	-	-	-	415,055	(415,055)	-	-	-	-
Equity as of January 1, 2009	891,303	53,763	(2,224)	(19,972)	10,873	1,547	652,843	-	(98,444)	1,489,889	25,879	1,515,568
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	5,600	5,600
Dividend distributions / Withdrawals made	-	-	-	-	-	-	(213,295)	-	98,444	(114,851)	(5,258)	(120,109)
Other changes in equity	-	-	-	-	-	-	853	-	-	853	(1,371)	(518)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(129,376)	(129,376)	-	(129,376)
Subtotals	-	-	-	-	-	-	(212,442)	-	(30,932)	(243,374)	(1,029)	(244,403)
Other comprehensive income	-	-	-	(9,160)	(14,035)	3,943	-	-	-	(19,252)	(104)	(19,356)
Income for the period	-	-	-	-	-	-	-	431,253	-	431,253	5,053	436,306
Subtotals	-	-	-	(9,160)	(14,035)	3,943	-	431,253	-	412,001	4,949	416,950
Equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	440,401	431,253	(129,376)	1,658,316	29,799	1,688,115
Equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	440,401	431,253	(129,376)	1,658,316	29,799	1,688,115
Distribution of income from previous period	-	-	-	-	-	-	431,253	(431,253)	-	-	-	-
Subtotals	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	871,654	-	(129,376)	1,658,316	29,799	1,688,115
First application of chapter B3 (Note 2)	-	-	-	-	-	-	(52,662)	-	-	(52,662)	-	(52,662)
Equity as of January 1, 2010	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	818,992	-	(129,376)	1,605,654	29,799	1,635,453
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,376	(129,376)	-	(129,376)
Other changes in equity	-	-	-	-	-	-	(112)	-	-	(112)	-	(112)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(143,147)	(143,147)	-	(143,147)
Subtotals	-	-	-	-	-	-	(258,864)	-	(13,771)	(272,635)	-	(272,635)
Other comprehensive income	-	-	-	10,791	15,120	(4,287)	-	-	-	21,624	(69)	21,555
Income for the period	-	-	-	-	-	-	-	477,155	-	477,155	2,079	479,234
Subtotals	-	-	-	10,791	15,120	(4,287)	-	477,155	-	498,779	2,010	500,789
Equity as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	560,128	477,155	(143,147)	1,831,798	31,809	1,863,607

Period	Total attributable to bank shareholders MCh$	Allocated to reserves or retained earnings MCh$	Allocated to Dividends MCh$	Percentage distributed %	Number of shares	Dividends per share (in pesos)
Year 2008 (Shareholders Meeting April 2009)	328,146	114,851	213,295	65%	188,446,126,794	1.132
Year 2009 (Shareholders Meeting April 2010)	431,253	172,501	258,752	60%	188,446,126,794	1.373

* Profit distributed according to income for 2008 period and current regulation as of that date. It does not consider the new Accounting Regulation Compendium enforced from January 1, 2009.

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending as of

	NOTE	December 31, 2010 MCh$	December 31, 2009 MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES			
CONSOLIDATED INCOME BEFORE TAX		558,193	525,168
Debits (credits) to income that do not represent cash flows		(889,082)	(743,870)
Depreciation and amortization	35	49,403	46,623
Impairment of property, plant, and equipment	15	4,925	75
Provision for loan losses	32	302,142	373,121
Mark to market of trading investments	-	6,940	(29,926)
Income from investments in other companies	13	(1,171)	(297)
Net gain on sale of assets received in lieu of payment	36	(5,544)	(7,406)
Provisions for assets received in lieu of payment	36	3,647	2,757
Net gain on sale of investments in other companies	36	-	(1,859)
Net gain on sale of property, plant and equipment	36	(31,225)	(7,598)
Charge off of assets received in lieu of payment	36	10,815	8,192
Net interest income	28	(939,719)	(856,516)
Net fee and commission income	29	(263,582)	(254,130)
Other debits (credits) to income that do not represent cash flows		(427)	1,591
Changes in assets and liabilities due to deferred taxes	16	(25,286)	(18,497)
Increase/decrease in operating assets and liabilities		185,594	1,674,983
Decrease (increase) of loans and accounts receivables from customers, net	-	(1,929,692)	651,095
Decrease (increase) of financial investments	-	778,084	71,538
Decrease (increase) due to repurchase agreements (assets)	-	156,965	(13,678)
Decrease (increase) of interbank loans	-	(46,302)	72,129
Decrease of assets received or awarded in lieu of payment	-	36,084	7,825
Increase of debits in checking accounts	-	553,745	506,557
Increase (decrease) of time deposits and other time liabilities	-	83,500	(2,212,375)
Increase (decrease) of obligations with domestic banks	-	(26,301)	27,400
Increase of other demand liabilities or time obligations	-	149,155	116,913
Increase (decrease) of obligations with foreign banks	-	(436,582)	597,191
Decrease of obligations with Central Bank of Chile	-	(543)	(608)
Increase (decrease) due to repurchase agreements (liabilities)	-	(819,880)	554,821
Increase (decrease) of other short-term liabilities	-	4,992	(9,512)
Net increase of other assets and liabilities	-	(511,132)	(113,119)
Issuance of letters of credit	-	-	4,506
Redemption of letters of credit	-	(94,281)	(104,979)
Senior bond issuances	-	1,459,072	749,400
Redemption of senior bonds and payments of interest	-	(225,315)	(256,500)
Interest received	-	1,384,762	1,579,452
Interest paid	-	(516,441)	(719,174)
Dividends received from investments in other companies	13	1,081	833
Fees and commissions received	29	338,183	315,925
Fees and commissions paid	29	(74,601)	(61,795)
Income tax paid	16	(78,959)	(88,862)
Net cash from (used in) operating activities		(145,295)	1,456,281

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending as of

	NOTE	December 31, 2010 MCh$	December 31, 2009 MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of property, plant, and equipment	15	(19,001)	(11,756)
Sales of property, plant, and equipment	-	27,317	17,410
Purchases of investments in other companies	13	(4)	(32)
Sales of investments in other companies	13	-	209
Purchases of intangibles assets	14	(28,331)	(33,960)
Net cash used in investment activities		(20,019)	(28,129)
C - CASH FLOW FROM FINANCING ACTIVITIES:			
From shareholders' financing activities	-	(177,494)	(305,101)
Increase of other obligations	-	-	40,888
Issuance of subordinated bonds	-	116,871	6,014
Redemption of subordinated bonds and payments of interest	-	(35,613)	(138,708)
Dividends paid	-	(258,752)	(213,295)
From non controlling interest financing activities	-	(4)	342
Increases of capital	-	-	5,600
Dividends and/or withdrawals paid	25	(4)	(5,258)
Net cash used in financing activities		(177,498)	(304,759)
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	-	(342,812)	1,123,393
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATION	-	(56,865)	64,461
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	-	2,236,118	1,048,264
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,836,441	2,236,118

Reconciliation of provisions for Consolidated Statements of Cash Flow	December 31, 2010 MCh$	December 31, 2009 MCh$
Provisions for loan losses for Cash flow	302,142	373,121
Recovery of loans previously charged off (see Note 32)	(30,479)	(39,274)
Provisions for loan losses for Statements of Income	271,663	333,847

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (*sociedad anónima bancaria*) organized under the laws of the Republic of Chile, headquartered at Bandera St. #140, first floor, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the "Bank" or "Banco Santander Chile") offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former's assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions (SBIF), may also use the names Banco Santander Santiago, Santander Santiago, Banco Santander, or Santander.

a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standars issued by the SBIF. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG (as approved by the National Council in its December 21, 2009, session which amended Technical Bulletins No. 79 and No. 80) and which coincide with International Financial Reporting Standards (IFRS) issued by the International Acoocunting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.

The Notes to the consolidated financial statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These notes provide a narrative description of such statements in a clear, reliable and comparable manner.

b) Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements include the separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2010 and 2009, and include the adjustments and reclassifications needed to comply with the policies and valuation criteria established by the Compendium at Accounting Standards issued by the SBIF.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Subsidiaries

"Subsidiaries" are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee's voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee's shareholders. Control is understood as the power to significantly influence the investee's financial and operating policies, so as to profit from its activities.

The financial statements of the Subsidiaries are consolidated with those of the Bank through the global integration method (line by line). Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties' shares in the Consolidated Bank's equity are presented as "Non controlling interests" in the Consolidated Statement of Financial Position. Their shares in the year's income are presented under "Non controlling interests" in the Consolidated Statement of Income.

The following companies are considered "Affiliate associate entities" in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

Subsidiary companies	Percentage share					
	December 31,					
	2010			2009		
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada (formerly-Santander S.A. Agente de Valores)	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to current accounting standards, the Bank must continuously analyze its scope of consolidation. The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the banks interest in such entity's equity.

In particular, as set forth by International Accounting Standard 27 "Consolidated and Separate Financial Statements" (IAS 27) and by the Standing Interpretations Committee 12 "Consolidation — Special Purpose Entities" (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

- The SPEs' activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
- The necessary decision making authority is held to obtain most of the benefits from these entities' activities, as well as the rights to obtain most of the benefits or other advantages from such entities.
- The entity essentially retains most of the risks inherent to the ownership or residual interests of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and rewards retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which are included within the scope of consolidation:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Associate entities

Associate entities are those entities over which the Bank may exercise significant influence but not control or joint control, usually because it holds 20% or more of the entity's voting power. Investments in associate entities are accounted for pursuant to the "equity method."

The following companies are considered "Associate entities" in which the Bank accounts for its participation pursuant to the equity method:

Associate entities	Percent ownership share December 31,	
	2010 %	2009 %
Redbank S.A.	33.43	33.43
Transbank S.A.	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28
Cámara Compensación de Alto Valor S.A.	11.52	11.52
Administrador Financiero del Transantiago S.A.	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90

Investments in other companies

Entities in which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition cost (historical cost).

c) Non controlling interest

Non controlling interest represents the portion of earnings and losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in non controlling interest, since the Bank only has control but not actual ownership thereof.

d) Operating segments

The Bank discloses separate information for each operating segment that:

i. has been identified;
ii. exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards 8 "Operating Segments" (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i. the nature of the products and services;
ii. the nature of the production processes;
iii. the type or category of customers that use their products and services;
iv. the methods used to distribute their products or services; and
v. if applicable, the nature of the regulatory framework, for example, banking, insurance, or utilities.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i. Its reported income, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external income of all the operating segments.

ii. The absolute value of its reported profit or loss is 10% or more of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii. Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not reach any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the financial statements.

Information on other business activities of the operating segments not separately reported is combined and disclosed in the "Other segments" category.

According to the information presented, the Bank's segments were determined under the following definitions:

i. that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii. whose operating results are regularly reviewed by the entity's chief executive officer to make decisions about resources allocated to the segment and assess its performance; and
iii. for which separate financial information is available.

e) Functional and presentation currency

According to International Accounting Standard 21 "The Effects of Changes in Foreign Exchange Rates" (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as "foreign currency."

f) Foreign currency transactions

According to IAS 29 "Financial Reporting in Hyperinflationary Economies," a price-level restatement is applicable only when the entity's functional currency is a currency corresponding to a hyperinflationary economy (an economy with 100% inflation during a 3-year period). Since the Chilean economy does not fulfill this requirement, it is not necessary for the Bank to use price-level restatement.

Furthermore, the Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month. The rate used was Ch$467.95 per US$1 as of December 31, 2010 (Ch$507.25 per US$1 as of December 31, 2009). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$468.01 per US$1 as of December 31, 2010 (Ch$507.10 per US$1 as of December 31, 2009).

The amounts of net foreign exchange profits and losses includes recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

g) Definitions and classification of financial instruments

i. Definitions

A "financial instrument" is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

A "capital instrument" or "net equity instrument" is a legal transaction that represents a residual interest in the assets of the entity which issues it after deduction of all its liabilities.

A "financial derivative" is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

"Hybrid financial instruments" are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii. Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

- Portfolio of trading investments (at fair value with the changes recorded in the Consolidated Statement of Income): this category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

- Available for sale investment portfolio: debt instruments not classified as "held-to-maturity investments," "Credit investments (loans and accounts receivable from customers or interbank loans)" or "Financial assets at fair value through profit or loss." Available for sale investments are initially recorded at cost, which includes transaction costs. Available-for-sale instruments are subsequently valued at their fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized profits or losses stemming from changes of fair value are recorded as a debit or credit to equity accounts ("Valuation accounts"). When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under "Net income from financial operations."

- Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment established when their recorded value exceeds the estimated recoverable value.

- Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iii. **Classification of financial assets for presentation purposes**

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

- Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

- Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

- Trading investments: This item includes financial instruments intended to be traded and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

- Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 8 to the Consolidated Financial Statements.

  - Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.
  - Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

- Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

- Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

- Investment instruments: These are classified into two categories: held-to-maturity investments and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. Other available for sale investments are treated as available for sale.

iv. **Classification of financial liabilities for measurement purposes**

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included for measurement purposes in one of the following categories:

- Financial liabilities held for trading (at fair value through profit or loss): Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under repurchase agreements or borrowed ("short positions").

- Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, whatever their form and maturity.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

v. **Classification of financial liabilities for presentation purposes**

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

- Deposits and other demand liabilities: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

- Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

- Investments under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

- Time deposits and other time liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

- Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 8.

  - Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

  - Hedging derivatives: Includes the fair value of the derivatives designated as hedge accounting instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedge accounting instruments.

- Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

- Debt instruments issued: This encompasses three items: Obligations under letters of credit, subordinated bonds, and senior bonds.

- Other financial liabilities: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

h) **Valuation of financial assets and liabilities and recognition of fair value changes**

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value based on profit or loss are adjusted by actual transaction costs. Thereafter, and at the end of each accounting period, they are valued pursuant to the following criteria:

i. **Valuation of financial assets**

Financial assets, except for loans and accounts receivable and held – to – maturity investments, are valued according to their fair value, gross of any transaction costs that may be incurred for their sale.

The "fair value" of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction, acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market ("quoted price" or "market price").

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued, and particularly, the various types of risk associated with it.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in "Net income from financial operations" in the Consolidated Statement of Income.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date. These financial derivatives are measured using methods similar to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation ("present value" or "theoretical close") using valuation techniques commonly used by the financial markets: "net present value" (NPV) and option pricing models among other methods.

"Loans and accounts receivable from customers" and "Held-to-maturity investments" are measured at amortized cost using the "effective interest method." "Amortized cost" is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, repayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable hedged by fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded.

The "effective interest rate" is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. **Valuation of financial liabilities**

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. **Valuation techniques**

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of December 31, 2010 and 2009 by the Bank's internal models to determine the fair value of the financial instruments are as follows:

i. In the valuation of financial instruments permitting static hedging (mainly "forwards" and "swaps"), the "present value" method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv. Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons. Finally they are recorded at their net amount under "Net income from financial operations".

In the case of trading investments, the fair value adjustments, interest income, indexation adjustments, such as realized profits/losses from trading, are included in the Consolidated Statement of Income under "Net income from financial operations."

Adjustments due to changes in fair value from:

- "Available-for-sale instruments" are recorded as part of the Bank's consolidated net equity (Other comprehensive income) until they are removed from the Consolidated Statements of Financial Position in which they originated, at which time they are recorded in the Consolidated Statement of Income.

- Items debited or credited to "Valuation adjustments" remain in the Bank's consolidated net equity until the related assets are removed, whereupon they are charged to the Consolidated Statement of Income.

v. Hedging transactions

The Bank uses financial derivatives for the following purposes:

i) to sell to customers who request these instruments in the management of their market and credit risks,
ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities ("hedging derivatives"), and
iii) to obtain profits from changes in the price of these derivatives ("trading derivatives").

All financial derivatives that do not qualify for hedge accounting are accounted for as "trading derivatives."

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:
   a. Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge");
   b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions ("cash flow hedge");
   c. The net investment in a foreign operation ("hedge of a net investment in a foreign operation").

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
   a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness").
   b. There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position ("retrospective effectiveness").

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a. In fair value hedges, the profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

b. In fair value hedges of interest rate risk on a portfolio of financial instruments, the profits or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Statement of Income, whereas the profits or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Statement of Income with an offset to "Net income from financial operations".

c. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other comprehensive income under "Cash flow hedge" until the forecasted transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the forecasted transaction results in the recognition of non-financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recorded directly in the Consolidated Statement of Income.

d. The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under "Net income from financial operations".

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a "trading derivative." When "fair value hedge accounting" is discontinued, the adjustments previously recorded on the hedged item are attributed to income using the effective interest rate method, recalculated at the date the hedge is discontinued. The adjustments are fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative profit or loss of the hedging instrument recorded in Other comprehensive income under "Valuation adjustments" (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Statement of Income.

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as "Other financial assets (liabilities) at fair value through profit or loss" or as "Portfolio of trading investments."

vii. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if the subsidaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii. Derecognition of financial assets and liabilities from accounts

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i. If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest; securities lending agreements under which the borrower undertakes to return the same or similar assets; and other similar cases, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

1. An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
2. Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii. If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset — as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases— the following distinction is made:

1. If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.
2. If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards have been substantially transferred to third parties. Similarly, financial liabilities are only removed from the Consolidated Statements of Financial Position when the obligations they generate have been terminated or when they are acquired with the intent to either cancel or resell them.

i) Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i. Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method. Dividends received from other companies are recorded as revenue when the consolidated entities' right to receive them arises.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

These interest and adjustments balances are generally referred to as "suspended" and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto (Note 28). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from companies classified as "Investments in other companies" are recorded as income when the right to receive them arises.

ii. Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

- Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.
- Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
- Those relating to services provided in a single act are recognized when the single act is carried out.

iii. Non-finance income and expenses

These are recorded for accounting purposes on an accrual basis.

Santander

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iv. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan. Regarding loan origination fees, the Bank inmediately records direct costs related to loan origination within the Consolidated Statements of Income.

j) **Impairment**

i. **Financial assets:**

A financial asset is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset ("event causing the loss"), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It might not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated cash flows, discounted at the effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income. In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

ii. **Non-financial assets:**

The Bank's non-financial assets, excluding investment properties, are reviewed at each closing date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each filing date in search of any indication that the loss has decreased or disappeared and should be reversed. An impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

k) **Property, plant, and equipment**

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i. **Property, plant and equipment for own use**

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, estimated losses resulting from comparing the net carrying amount of each item with the related recoverable amount, which is calculated as the value in use of each asset.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

For these purposes, the acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures sit has an indefinite life and, therefore, is not subject to amortization.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)
Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM's	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at the reporting date whether there is any indication that the carrying amount of any of their tangible assets' exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future amortization charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of the reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii. **Assets leased out under an operating lease**

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

l) Leasing

i. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee's purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under "Loans and accounts receivable from customers" in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases the finance revenues and finance expenses arising from these contracts are credited and debited, respectively, to "Interest income" and "Interest expense" in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "PP&E" (property, plant and equipment). The depreciation policy for these assets is consistent with that for similar items of tangible assets (property, plant and equipment) held for own use and revenues from operating leases is recorded on a straight line basis under "Other operating income" in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to "Administrative expenses" in the Consolidated Statement of Income.

iii. Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m) Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

n) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Santander

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimate of useful life for software is 3 years.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o) Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank's consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i. Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks
ii. Operating activities: Normal activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii. Investing activities: The acquisition, sale, or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv. Financing activities: Activities that result in changes in the size and composition of net assets and liabilities that are not part of operational activities or investments.

p) Allowances for loan losses

The Bank records allowances for probable loan losses in accordance with instructions issued by the SBIF and internal models for rating and evaluating credit risk approved by the Bank's Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i. Consumer loans,
ii. Mortgage loans, and
iii. Commercial loans.

The internal risk models used to calculate the allowances are described as follow:

Allowances for individual evaluations on commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower:

i. Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii. Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii. Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the Bank's Board of Directors is authorized to determine the loan loss allowance amount. The Bank assigns a specific level of risk for each borrower. As a result, borrowers within the same classification could have different levels of risk.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

For loans classified in Categories C1, C2, C3, C4, D1, and D2, the Bank must maintain the following levels of reserves:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
D1	More than 49% and up to 79%	65%
D2	More than 79%	90%

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under these categories. The categories listed above relate to a classification based on the level of expected loss of commercial loans and leasing transactions of the customer's business as a whole, quantified according to the methodology used by the Bank.

For purposes of determining allowance amounts, the percentage associated with the estimated loss rate is applied to the total credit.

Allowances for group evaluations

Group evaluations are used to evaluate a high number of transactions with low individual amounts belonging to natural persons or small sized companies.

The required levels of allowances have been determined by the Bank according to the estimated credit loss through the classification of the allowances portfolio using one of the following models:

i. The model based on the debtor's characteristics and his/her outstanding payments. Borrowers and allocations with similar characteristics can be grouped together and be assigned a risk level.

ii. The model based on the behavior of a group of loans. Loans with analogous payment behavior and similar characteristics can be grouped together and be assigned a risk level.

Group evaluations require the establishment of credit groups with similar characteristics with regards to borrowers and agreed conditions so as to establish through technically based estimations and following reasonable criteria, both the payment behavior of the group and the recovery of impaired loans, and constitute the necessary allowances to cover the portfolio's risk.

The Bank uses allowance methodologies for the portfolio defined as Group in which it includes commercial loans for non-portfolio borrowers, mortgage and consumer loans (including installments, cards and lines). The model used applies historic loss rates per segment and risk profile over loans and accounts receivable from clients in each portfolio for its respective creation of allowances.

Provisions are determined using these models to determine a historical loss rate by segment and risk profile of each group of clients.The allowance models for consumer loans segments these loans in four groups, each with its own model:

- Regular new clients
- Regular old clients
- Renegotiated new clients
- Renegotiated old clients

Each model is segmented by risk profile to distinguish the risk of each portfolio in a more orderly and adequate fashion. The profiling method is based on a scorecard statistical model that establishes a relation through regressions between various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client's risk level, which in this case is 90 days non-performance. Once the scorecards have been determined, risk profiles are established that are statistically significant with similar expected loss levels or charge-off vintage.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The expected loss rates are defined by the "Vintage of Net Charge-Offs" (charge-offs net of recoveries) method. This methodology establishes the period in which the expected loss is maximized. Once this period is obtained its is applied to each risk profile by model to obtain the net charge-off level associated with this period.

In the case of group and mortgage commercial models, the Bank uses business segments, risk profiles and past due segments, creating a matrix in which loss rates for each combination of business segment, profile and past due segments are placed, whether for the commercial or mortgage portfolio. Loss rates are created through historic measurements and statistical estimations of the segment and portfolio or product.

Consumer and mortgage loans allowances

Consumer and mortgage loan allowances are directly related to the maturity of the respective loans.

All mortgage and consumer loans are given a rating on individual basis using an automatic and sophisticated statistical model that considers also the borrower's behavior. Once the client's rating is determined, the mortgage or consumer loan allowance is calculated using a risk category and related ratio, which will depend on maturity.

Additional allowances

Under SBIF regulations, banks are allowed to establish provisions above the limits described above, only to cover specific risks authorized by the Board of Directors.

Pursuant to articles 9 and 10 of Law No. 18,045 the Board decided to anticipate the enforcement of the new allowance regulation for the loan portfolio included in chapter B-1 of the SBIF Compendium of Accounting Standards to be enforced from January 1, 2011, thus creating an additional allowance for Ch$39,800 million charged in 2010. See Note 36.

Charge-offs

Generally, charge-offs must be recorded when the contractual rights over a set of cash flows expire. In the case of loans, even when this does not take place, the respective balances of assets will be charged off according to Title II of Chapter B-2 of the SBIF Compendium of Accounting Standards.

These charge offs refer to derecognition in the Consolidated Statements of Financial Position of assets corresponding to a loan. This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charges offs).

Charge-offs are always recorded with a charge to credit risk allowances, according to Chapter B-1 of the Compendium of Accounting Standards, regardless of the cause of the charged off. Any payments received on the charged off accounts will be recorded on the Consolidated Statements of Income as recovery of loans charged off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below.

Type of loan	Term
Consumer loans with or without real guarantees	6 months
Other transactions without real guarantees	24 months
Consumer loans with real guarantees	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Any renegotiation of an already charged off loan will not produce income as long as the transaction continues to be impaired, having to deal with its cash payments as recovery of charged off loans.

The renegotiated loan could only be reinstated into assets if it stops being impaired, acknowledging the incorporation by activation as recovery of charged off loans.

Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and account receivable from clients are recorded in the Consolidated Statements of Income as a reduction of credit risk allowances.

q) Provisions, contingent assets and contingent liabilities

Provisions are liabilities in which uncertainty exists as to their amount or maturity. Provisions are recorded in the Consolidated Statements of Financial Position when the following requirements are simultaneously met:

i. It is a present liability as a result of past events; and
ii. As of the date of the financial statements it is likely that the Bank will have to expend resources to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any possible rights or possible obligations arising from past events whose existence will be confirmed only if one or more uncertain future events that are not under the Bank's control occur.

The following are classified as contingent in the supplementary information:

i. Guarantees and bonds: Encompasses, guarantees, bonds, standby letters of credit, and guarantees of payment from buyers in factored receivables.

ii. Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii. Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv. Documented guarantees: Guarantees with promissory notes.

v. Interbank guarantees: Guarantees issued.

vi. Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii. Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii. Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions (which are quantified using the best available information on the consequences of the event and are re-estimated at each accounting close) are used to address the specific liabilities for which they were originally recorded. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Provisions are classified according to the liabilities they cover as follows:

- Provisions for personnel salaries and expenses.
- Provision for mandatory dividends.
- Provisions for contingent credit risks.
- Provisions for contingencies.

r) **Deferred income taxes and other deferred taxes**

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

The effects of deferred taxes because of temporary differences between the tax basis and the carrying amount balances are recorded on an accrual basis, according to IAS 12.

s) **Use of estimates**

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in an arm's length transaction between willing parties instead of a forced settlement or sale. When available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with regulations issued by the SBIF. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan losses are reflected as "Provisions for loan losses" in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank's Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

- Losses for impairment of certain assets (Notes 8, 9 and 10)
- The useful lives of tangible and intangible assets (Notes 14, 15, and 35)
- The fair value of assets and liabilities (Notes 6, 8, 12, and 38)
- Commitments and contingencies (Note 24)
- Current and deferred taxes (Note 16)

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

t) Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank's policies. The assets (or disposal group) are measured at the lower of book value or fair value minus cost of sale.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank's accounting policies. Impairment losses on the initial classification of held-for-sale assets and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of December 31, 2010 and 2009, the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently valued at the lower of initially recorded value or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) minus the cost of sales associated therewith.

At least once a year, the Bank performs the necessary analysis to update these assets' cost of sale.

According to studies conducted by the Bank, as of December 31, 2010 the average cost of sale (the cost of maintaining and divesting the asset) was estimated at 5.5% of the appraised value (5.9% as of December, 2009).

In general, the Bank estimates that these assets will be divested within one year since their awarding date. To comply with article 84 of the General Banking Law assets not sold during that period, will be charged off in a single payment.

u) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as basic earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2010 and 2009 the Bank did not have instruments that generated diluting effects on shareholders' equity.

v) Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price ("repos") are recorded in the Consolidated Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under "Deposits in the Central Bank of Chile," "Deposits in financial institutions" or "Loans and accounts receivable from customers" ("Central Bank of Chile deposits," "Deposits from financial institutions" or "Customer deposits").

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w) Assets under management and investment funds managed by the Bank

The assets managed by the different companies that are within the Bank's scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), which are the property of third parties are not included in the Consolidated Statements of Financial Position. The relevant management fees are included in "Fee and commission income" in the Consolidated Statement of Income.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

x) **Provision for mandatory dividends**

As of December 31, 2010 and 2009 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank's internal policy. Under Article 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deduction under the "Retained earnings – Provisions for mandatory dividends" line of the Consolidated Statement of Financial Position.

y) **Personnel benefits**

i. **Post-employment benefits**

According to current collective bargaining and other labor agreements, the Bank has committed itself to complement the benefits granted by the public systems corresponding to certain employees and their rights pertaining to retirement, permanent disability or death, outstanding salaries and compensations, contributions to pension funds for active employees and post-employment social benefits.

Post-employment agreements kept by the Bank to its employees are considered "Defined contribution agreements" when predetermined contributions are made (recorded under "Personnel salaries and expenses" from the Consolidated Statement of Income) to a separate institution with no legal or effective obligation to do such additional contributions if the independent institution cannot take care of retributions to employees related to services given in the current or past periods. Post-employment benefits which do not fulfill the aforementioned requirements are considered as "defined benefit agreements".

Features of the Plan

The main features of the Post-Employment Benefits Plan, sponsored by Grupo Santander Chile are:

a. Aimed at the Group's management.
b. The general requisite to apply is that the employee must be carrying out his duties when turning 60 years old.
c. The bank will take on insurance (pension fund) on the employee's behalf, for which it will pay regularly the respective premium (contribution).
d. The bank will be directly responsible for granting benefits.

- Defined Contributions Plans

Contributions carried out from this item in each period are recorded under "Personnel salaries and expenses" in the Consolidated Statements of Income.

Amounts unpaid by the end of each period are recorded, by their current value, under "Provisions- Provisions for personnel salaries and benefits" in liabilities within the Consolidated Statements of Financial Position.

- **Defined benefit plans:**

The Bank records under the "Provisions" line in the Consolidated Statements of Financial Position (or in assets under "Other assets," depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the "plan assets" and of the unrecorded accumulated net actuarial gains and/or losses, revealed in the valuation of these commitments which are deferred by virtue of the treatment of the so-called "corridor approach", and of the "Cost for past services", the recognition of which is deferred in time as explained below.

"Plan assets" are deemed to be those with which the obligations will be settled and which meet the following requirements:

- They are not the property of the consolidated entities, but that of legally separate third parties not related to the Bank.
- They are available only to pay or fund post-employment benefits and cannot return to the consolidated entities except when the assets remaining in the plan are sufficient to fulfill all the obligations of the plan or the entity in relation to the benefits due to current or past employees or to reimburse employee benefits previously paid by the Bank.

If the Bank can demand that the insurance companies pay a part or all of the disbursement required to settle a defined benefit obligation, it being practically certain that said insurer will reimburse any or all of the disbursements required to pay off that obligation, but the insurance policy does not fulfill the requirements to be a plan asset, the Bank records its right to reimbursement in assets of the Consolidated Statements of Financial Position under "Other assets," which is treated as a plan asset in all other respects. These benefits plans, which are recorded according to IAS 19 "Employee benefits", are not significant for the financial statements.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Actuarial gains and losses are deemed to be those arising from the differences between previous actuarial assumptions and what actually occurred, and changes in the actuarial assumptions used. For the plans, the Bank applies the "corridor approach" criterion, whereby it records the amount determined by dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recorded at the beginning of each period and exceeding 10% of the current value of the obligations or 10% of the fair value of the assets at the beginning of the period in the Consolidated Statement of Income.

"Cost of past service" — which arises from changes made to existing post-retirement benefits or the introduction of new benefits — is recorded in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recorded in the Consolidated Statement of Income as follows:

- The cost of service for the current period (understood as the increase in the current value of the obligations arising as a consequence of the services provided by the employees during the period) under the "Personnel salaries and expenses" item.
- The interest expense (understood as the increase in current value of the obligations as a consequence of the passage of time which occurs during the period). When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Statement of Income reflects exclusively the obligations recorded in liabilities.
- The expected return on assets allocated to hedge the commitments and the gains and losses in their value, minus any cost arising from their management and the taxes to which they are subject.
- Amortization of the actuarial gains and losses in the application of the "corridor approach" treatment and in the unrecorded past cost of services. The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, are recorded under "Personnel salaries and expenses" in the Consolidated Statement of Income.

ii. Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii. Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the "Personnel salaries and expenses" item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z) Consolidated Statements of Changes in Equity

The Consolidated Statement of Changes in Equity presents all the changes occurring in net equity, including those produced by changes in accounting criteria and the correction of errors. Accordingly, this statement provides a reconciliation of book value at the beginning and end of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

i. Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.
ii. Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

aa) Consolidated Statements of Comprehensive Income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing the income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in consolidated equity.

Accordingly, this statement presents:

i. Consolidated income for the period.

ii. The net amount of the income and expenses temporarily recorded in consolidated equity under valuation adjustments.

iii. The net amount of income and expenses permanently recorded in consolidated equity.

iv. The income tax incurred from the items indicated in ii) and iii), above, except for valuation adjustments arising from investments in associated or multi-group companies accounted by using the equity method, which are presented net.

v. Total consolidated income and expenses recorded, calculated as the sum of the above items, presenting separately the amount attributable to the Bank's shareholders and the amounts relating to non-controlling interests.

ab) New accounting pronouncements

i. Incorporation of new accounting standards and instructions issued by the SBIF as well as by the IASB

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully adopted by the Bank and are detailed as follows:

1) Accounting standards issued by the SBIF

Circular No. 3,488 – On December 29, 2009 the SBIF issued this Circular together with Circular No. 69 issued by the Chilean tax authority ("SII"), this joint circular established the effective date for the "Recording of provisioned or charged off credits for tax purposes requirement", delaying for the 2010 period the effective date of the requested detail of provisioned or charged off credits as a note to the financial statements. Both requirements are established in the joint letter 47/SII and 3,478/SBIF issued on August 18, 2009 about the tax treatment of loan allowances, charge-offs, renegotiations and remissions granted by banks. The management adopted these changes in its financial statements as of December 31, 2010. For the detail of the disclosure of activity and effects generated by the enforcement of article 31, No. 4 of the Income Tax Law, in agreement with Circular No. 3,478; see Note 16 "Current and Deferred Taxes"

Circular No. 3,489 – On December 29, 2009 the SBIF issued this circular establishing that starting on January 2010, an entity must complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments. Additionally, an entity should also apply changes in risk exposure applicable to contingent loans included in Chapter B-3 of the SBIF Compendium of Accounting Standards. The accumulated effect of these changes will have to be recorded in equity (retained earnings) of the Consolidated Statements of Financial Position. The effects on the financial statemens due to the adoption of this Circular are described in Note 2 "Accounting Changes."

Circular No. 3,497 – On March 30, 2010 the SBIF issued this Circular, which establishes that to maintain consistency between terms currently used in IFRS to distinguish part of equity and consolidated income that correspond to individuals with no control of the consolidated entities, the expression "minority interest" should be replaced with "non controlling interest", in addition the expressions "income attributable to main equity holders", "attributable to bank equity holders", "bank equity holders" and "attributable to equity holders" should be replaced with: "income attributable to owners", "to the bank owners", "bank shareholders", and "of the owners", respectively.

Circular No. 3,502 - On June 10, 2010 the SBIF issued this Circular which instructs that transitory provisions regulations enforced should be kept until the close of the current period and also established, until the end of the present year, a 0.5% minimum provision for the normal part of the loan portfolio on an individual base. The effects on the financial statements due to the adoption of this Circular are described in Note 2 "Accounting Changes."

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Circular No. 3,503 - In August 2010, the SBIF issued this Circular which supplements and modifies the instructions related to the Compendium of Accounting Standards, chapters B-1, B-2, B-3, and C1 related to allowances and impaired portfolios. These modifications will be enforced as of January 1, 2011. In addition, this circular incorporates regulations relating to additional provisions included in No.9 of Chapter B-1 which are valid during 2010. The effects on the financial statemens due to the adoption of this Circular are described in Note 2 "Accounting Changes."

2) Accounting Standards Issued by the IASB

Amendment to IFRS1 (Revised 2008) First Time Adoption of International Financial Reporting Standards - The IASB issued IFRS 1 on June 2003. IFRS 1 replaced SIC-8 First Time Adoption of International Financial Reporting Standards as a primary base of accounting. The IASB developed IFRS 1 to deal with the concerns relating to the retrospective application of IFRS required by SIC-8. IFRS 1 was amended in several occasions to accomodate the first time adoption requirements for new or amended international financial reporting standards. Consequently, IFRS 1 became more complex and less clear. Therefore, in 2007, the IASB proposed, as part of a yearly improvement project, to change IFRS 1 to make it easier to understand for readers and to better design it to adapt to future changes. The IFRS 1 version issued in 2008 keeps the same substance as the previous one but with a different structure. It replaces the former version and it is effective for entities applying IFRS for the first time in yearly periods beginning on or after July 1, 2009; its early adoption is allowed. *The Bank early adopted the new IFRS 1 version for the yearly period began on January 1, 2008.*

Amendment to IFRS 2, Share–based Payments – On June 2009, the IASB issued amendments to IFRS 2 Share-based Payments. These amendments clarify the scope of IFRS 2 as well as the accounting for share base payments in group transactions settled in cash in the individual financial statements of an entity receiving the assets or services when another group's entity or shareholder has the obligation of settling the benefit. *The Management assessed these amendments; however, these have no impact on its financial statements since the Bank does not have this type of transactions.*

Amendments to IFRS 3 (Revised 2008), Business Combinations and IAS 27 (Revised 2008), Individual and Consolidated Financial Statements – On January 10, 2008 the IASB issued IFRS 3 (Revised 2008), Business Combinations and IAS 27 (Revised 2008), Individual and Consolidated Financial Statements. These revised regulations are mandatory for business combinations for annual periods starting on or after July 1, 2009. Its application in advance is allowed, though limited. *Amendments to IFRS 3 have not had an impact on the consolidated financial statements since the Bank has not carried out business combinations in the period that had to be treated according to this new IFRS requirement.*

Amendment to IAS 39, Financial Instruments: Recognition and Measurement – On July 31, 2008 the IASB published amendments to IAS 39 Eligible Hedge Items: Recognition and Measurement which shed light on two subjects relating to hedge accounting: (1) designation of inflation as a hedged item, establishing that inflation could only be hedged when changes in it are a contractually specified in the hedge agreement cash flow, and (ii) option hedging, establishing that only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument. Amendments are effective for yearly periods beginning on July 1, 2009. *The Bank Administration adopted these measures, however, its enforcement has not had a significant impact on financial statements.*

Improvements to IFRS – On April 16, 2009 the IASB issued improvements to IFRS 2009, incorporating amendments to 12 IFRS. This is the second set of amendments issued under the yearly improvement process which were designed to make necessary though not urgent amendments to IFRS. The amendments are effective for yearly periods beginning on or after July 2009 and for yearly periods beginning on or after January 1, 2010. *The adoption of these improvements has not had a significant impact on financial statements.*

IFRIC 17, Distribution of Non–cash Assets to Owners – On November 27, 2008 the International Financial Reporting Interpretation Committee (IFRIC) issued IFRIC 17, Distribution of Non-cash Assets to Owners. The interpretation provides guidelines on the adequate accounting treatment when an entity places non-cash assets as dividends to its shareholders. The most significant conclusion reached by the IFRIC is that dividends should be measured at the fair value of the distributed asset and that any difference between this amount and the book value of the distributed assets should be recorded in income when the entity settles the dividend. *The Management assessed these amendments and considered that they have no impact on its financial statements since the Bank does not have these type of transactions.*

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii. **New accounting standards and instructions issued by the SBIF as well as by the IASB but not adopted as of December 31, 2010.**

As of the issuance of these financial statements new IFRS have been published as well as interpretations of these regulations, that are not mandatory as of December 31, 2010. Despite in some cases, the IASB has allowed for their early adoption, the Bank decided not to early adopt them.

1) **Accounting Regulations Issued by the SBIF**

Circular No. 3,510 - On October 8, 2010 the SBIF issued this circular to adapt formats to the new provision instructions and cover certain information needs with a enhanced disclosure. Chapter C-3 replaced the "Monthly Financial Statements" requirement of the Compendium of Accounting Standards. Changes incorporated in this Chapter are only due to the elimination or creation of certain lines or items stated in this circulars appendix, which will be enforced starting with the information referred to on January 31, 2011.

2) **Accounting Standards Issued by the International Accounting Standards Board**

IFRS 9, Financial Instruments – *On November 12, 2009 the IASB issued IFRS, Financial Instruments.* This standard incorporates new requirements for the classification and measurement of financial instruments and is effective for yearly periods beginning on or after January 2013, allowing it to be adopted in advance. IFRS 9 specifies how an entity should classify and measure its financial instruments. It requires that all financial instruments be classified in their entirely on the basis of the entity's business model for the management of financial instruments and the features of the financial instruments cash flows. Financial assets are measured by either amortized cost or fair value. Only financial assets classified as measured via amortized cost will be tested for Impairment. *The Bank management, according to SBIF, will not apply this regulation in advance; furthermore, this regulation will not be applied as long as SBIF does not set it as mandatory use standard for all balances.*

Amendment to IFRS 1, First Time Adoption of IFRS – On December 20, 2010 the IASB published certain amendments to IFRS 1, specifically:

(i) Elimination of Fixed Dates for First Time Adopters - These amendments help first time adopters of IFRS by replacing the retrospective application provisions of IAS 39 for financial assets and liabilities of 'January 1, 2004' with the 'transition date to IFRS'. In this way, first time IFRS adopters do not have to apply the derecognition requirements of IAS 39 retrospectively to a previous date and are allowed to recalculate "day 1" gains and losses over transactions that took place before the transition date to IFRS.

(ii) Severe hyperinflation – These amendements provide guidelines for entities coming from a severe hyperinflation, allowing them at the transition date to IFRS to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition to IFRS and use that fair value as the deemed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to severe hyperinflation and the circumstances that led to end those conditions.

These amendments will be mandatorily applied for yearly periods beginning on or after July 1, 2011. Early adoption is allowed. *The Bank considers these amendments will have no effect on its financial statement since it is not a first time adopter of IFRS.*

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published *Deferred taxes: Recovery of Underlying Assets – Amendements to IAS 12.* The amendments provide an exception to the general principle in IAS 12 that the measurement of deferred taxes should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. The exemption applies specifically to deferred tax assets and liabilities originating from investment properties measured using the fair value model from IAS 40 "Investment Property" and investment properties acquired in a business combination, if this is measured using the IAS 40 fair value model. The amendment incorporates the assumption that the current value of the investment property will be recovered when sold, except when the property is depreciable and kept within a business model that aims at consuming substantially all economic benefits through time rather than through sale. These amendments shoul be retrospectively applied demanding a reissuance of all deferral tax assets and liabilities within the reach of this amendment, including those initially recorded in a business combination. These amendments will be mandatorily applied for yearly periods beginning on or after January 1, 2012. Early adoption is allowed. *The Bank considers that these amendments will be adopted in its financial statements for the period beginning on January 1, 2012. Management is assessing the potential impact of the adoption of these measures.*

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Amendment to IAS 24, Related Party Disclosures – On November 4, 2009 the IASB amended IAS 24. The revised standard simplifies the disclosure requirements for entities controlled, jointly-controlled or significantly influenced by a government entity (designated as government-related entity) and clarifies the related entity definition. It is effective for yearly periods beginning on or after January 1, 2011. It requires retrospective application. Therefore, on the first adoption year, disclosures for comparative years should be reissued. Early adoption is allowed, whether full or partial for related government entities. If an entity applies the standard, or part of it, for a period before January 1, 2011; it is demanded that this fact is disclosed. The company's management anticipates that these amendments will be adopted in its financial statements for the period beginning on January 1, 2011. Since the Bank is not related to a government entity, the disclosure exemptions will not apply. *However, some disclosures might be affected by changes in the detailed definition of a related party. This could result in changes to the disclosure of related parties in the financial statements.*

Amendment to IAS 32, Financial Instruments: Presentation – On October 8, 2009 the IASB amended IAS 32, *Financial Instruments: Presentation, entitled Classification of Rights Issues.* Under the amendments, rights, options and warrants that in some way fulfill the definition in paragraph 11 of IAS 32, issued to acquire a set number of non derivative equity instruments belonging to an entity for a set amount in any currency are classified as equity instruments as long as the offer is made pro-rata to all current owners of the same type of equity instrument. The amendment is effective for yearly periods beginning on or after February 1, 2010; allowing for early adoption. *The Bank considers that these amendement will be adopted in its financial statements for the period beginning on January 1, 2011. The management considers this amendment will have no significant impact on the consolidated financial statements in the initial application period.*

Improvements to IFRS – On May 06, 2010 the IASB issued improvements to IFRS 2010, incorporating amendments to 7 IFRS. This is the third set of amendments issued under the yearly improvement process which were designed to make necessary though not urgent modifiations to IFRS. Amendments are effective for yearly periods beginning on or after July 1, 2010 and for yearly periods beginning on or after January 1, 2011. *The Bank considers that these amendments will be adopted in its financial statements for the period beginning on January 1, 2011. The management is currently assessing the potential impact of the adoption of these amendments.*

Amendment to IFRS 7, Financial Instruments: Disclosures – On October 7, 2010 the IASB issued Disclosures - Transfer of Financial Assets (Amendments to IFRS 7 Financial Instruments - Disclosures) which increases the disclosure requirements for transactions involving the transfer of financial assets. These amendments aim at providing a bigger transparency over risk exposure of transactions where a financial asset is transferred but the transferring party retains some level of continous exposure (referred to as 'continous involvement') in the asset. The amendments also require disclosure when the transfers of financial assets have not been evenly distributed during the period (i.e., when transfers take place close to the report period). These amendments will be applied for yearly periods beginning on or after January 1, 2011. Early adoption is allowed. Disclosures are not required for any of the periods presented starting before the initial application date of the amendments. *The Bank's management is assessing the potential impact of the adoption of these amendments.*

Amendments to IFRS 9 – Financial Instruments – On October 28, 2010 the IFRS published a revised version of IFRS 9, Financial Instruments. The revised standard keeps the requirements for classification and measurement of financial assets published on Noveber 2008 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on derecognition of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not yet been finished.

The guidelines included in IFRS 9 about the classification and measurement of financial assets has not change from those established in IAS 39. In other words, financial liabilities will continue to be measured by either by amortized cost or fair value with change in profit and loss. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trading will continue to be measured at fair value with changes to profit and loss, and all other financial assets will be measured to amortized cost unless the fair value option is applied using the present criteria on IAS 39.

Nonwithstanding the latter, there are two differences with regards to IAS 39:

- The presentation of effects from changes in fair value attributable to a liability's credit risk; and
- The elimination of the cost exemption derivative liabilities to be settled by giving unquoted equity instruments.

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The Bank's Management, in agreement with the SBIF will not early adopt this standard but rather adopt it in the Group's financial statements for the period beginning on January 2013. The Bank has not had the chance to consider the potential impact of the adoption of this new standard.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments – Issued on November 26, 2009. This interpretation provides guidelines on how to record the extinghisment of a financial liability through the issuance of equity instruments. The interpretation concluded that issuing equity instruments to extinguish an obligation constituted the paid consideration. The consideration should be measured at fair value of the issued equity instrument, unless the fair value is not easily determined, in which case, the equity instruments will be measured at fair value of the extinguished obligation. *The Bank's Management estimates that this interpretation will be adopted in the Consolidated Financial Statements for the period beginning on January 1, 2011. The Bank has not had the chance to consider the the potential impact of the adoption of these amendments.*

Amendment to IFRIC 14, IAS 19 – Limit on a defined benefit asset, minimum funding requirements and their interaction - On December 2009, the IASB issued *Prepayments of a minimum funding requirements, amendments to IFRIC 14, IAS 19 – Limit on defined benefit assets, minimum funding requirements and their interaction.* The amendments have been carried out to remedy a non intentional consequence of IFRIC 14 in which it is forbidden for entities in some circumstances to recognize certain voluntary prepayments as assets. *The Bank considers that these amendments will be adopted in its financial statements for the period beginning on January 1, 2011. The Management considers this amendment will have no significant impact on the Consolidated Financial Statements in the initial application period.*

NOTE 02 – ACCOUNTING CHANGES:

On December 29, 2009 the SBIF issued Circular No. 3,489 which incorporates changes in several chapters of the SBIF Compendium of Accounting Standards. Among other changes it states that starting on January 2010, an entity should complement the basis on which insolvency provisions related to contingent operations are determined, including unrestricted lines of credit, other contingent loans, and other loan commitments provision. In addition, it should also apply the changes in risk exposure applicable to contingent loans, to be found in Chapter B-3 of the SBIF Compendium of Accounting Standards. The accumulated effect of this is approximately Ch$63,448 million (Ch$52,662 million net of deferred taxes), which was recorded in equity within the Consolidated Statements of Financial Position. According to specific instructions from the SBIF in Letter to Management No. 10 dated December 21, 2010; the SBIF established that it will not be necessary to calculate retrospectively the adjustment for 2009.

On June 2010, the SBIF issued Circular No. 3,502 which instructs that transitory provisions regulations enforced should be kept until the close of the current period and also established, until the end of the present year, a 0.5% minimum provision for the normal part of the loan portfolio individually. In addition, on the December 21, 2009 Letter to Management No. 9 the SBIF specified that the accounting treatment for the effects originating from the application of this minimum provision is to record it in the income for the period. As of December 31, 2010 the adoption of the changes mentioned created a charge to income of Ch$16,845 million (Ch$ 13,767 million net of deferred taxes).

On August 12, 2010 Circular No. 3,503 was issued which includes certain modifications to provisions and impaired portfolio included in Chapters B-1, B-2, B-3 y C1. Such modifications will be enforced from January 1, 2011 except from those relating to additional provisions included in No. 9 of Chapter B-1 which are enforced since 2010. In addition, and as a supplement to the Circular, Letter to Management No. 9 was issued on December 21, 2010 which specifies that adjustments as a consequence of the adoption of the modifications starting on January 1, 2011 could be recorded during the first quarter of 2011; however, there is nothing to prevent entities from anticipating recognition of these adjustments, in total or in parts, as additional provisions, charged to the income for the period. As of December 31, 2010 the Bank has chosen to book the entire provision adjustments aforementioned, which created a Ch$39,800 million (Ch$32,597 million net of deferred taxes) impact in the Consolidated Statements of Income, under the other operating expenses line.

Santander

NOTE 03 - SIGNIFICANT EVENTS:

As of December 31, 2010, the following significant events have occurred and had an impact on the Bank's operations or the financial statements:

a) The Board

A Shareholders' Meeting of Banco Santander Chile was held on April 27, 2010, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director), and Juan Manuel Hoyos Martínez de Irujo (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

In Ordinary Board Meeting on December 28, 2010 the resignation of the Director Claudia Bobadilla Ferrer was accepted. No replacement has been announced yet.

Use of income and Distribution of Dividends

According to the information presented in the aforementioned Board meeting, 2009 net income (designated in the financial statements as "Income attributable to equity holders of the Bank") amounted to CLP$431,253,139,805. The Board approved to distribute 60% of such net income, which divided by the amount of shares issued corresponds to a CLP$ 1.37308147 dividend per share, which was payable starting on April 28, 2010. In addition, the Board approved that 40% of the remaining profit be destined to increase the Bank's reserves.

b) Issuance of bonds during 2010

In 2010, the Bank senior bonds in the amount of UF 19,000,000, USD 1,200,000,000, CHF 350,000,000 and CLP 247,255,000,000. The issuance detail in 2010 is included in Note 20.

b.1) 2010 Senior Bonds

Series	Amount		Term	Interest Rate	Date of Issuance	Maturity Date
F8	UF	3,000,000	4.5 years	3.60 % per annum simple	01/01/2010	07/01/2014
F9	UF	3,000,000	5 years	3.70 % per annum simple	01/01/2010	01/01/2015
FA	UF	3,000,000	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF	3,000,000	5 years	3,0 % yearly rate	04/01/2010	04/01/2015
FC	UF	4,000,000	5 years	4,5 % yearly rate	08/01/2010	08/01/2015
FD	UF	3,000,000	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF	19,000,000				
Floating rate note	USD	500,000,000	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/2012
Fixed rate bond	USD	500,000,000	5 years	3,75 % anual simple	09/15/2010	09/15/2015
Floating rate note	USD	200,000,000	1 año	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD	1,200,000,000				
Floating rate note	CHF	250,000,000	5 years	Coupon 2,25%	11/16/2010	11/16/2015
Floating rate note	CHF	100,000,000	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF	350,000,000				
CLP bond	CLP	247,255,000,000	10 years	Coupon 6,5%	09/15/2010	09/22/2020
Total	CLP	247,255,000,000				

Santander

NOTE 03 - SIGNIFICANT EVENTS, continued:

b. 2) 2010 Subordinated bonds

In 2010, the Bank has issued the following subordinated bonds:

Series		Amount	Term	Interest Rate	Date of Issuance	Maturity Date
G4	UF	3,000,000 (i)	30 years	3.90 % yearly rate	07/01/2010	07/01/2040
Total	UF	3,000,000				

(i) As of December 31, 2010 UF 3,000,000 have been placed covering the total issuance of series G2.

c) Building sale

In 2010, the Bank sold 43 branches and 2 buildings. These transactions are detailed in Note 36.

d) Change of Registered Name

On March 31, 2010 it was decided unanimously by a Special Shareholders Meeting to transform Santander Agente de Valores Sociedad Anónima into a limited liability corporation, renamed Santander Agente de Valores Limitada.

e) Asignment of Loans Previously Charged Off

In 2010, Banco Santander Chile signed assignment agreements of loans previously charged off with "Fondo de Inversiones Cantábrico", "Fondo de Inversiones Norte Sur," and "Fondo de Inversiones San Elias". As of December 31 the following sales of our portfolio loans have been carried out:

Date of agreement	Nominal portfolio Sale MCh$	Selling Price MCh$	Provision (*) MCh$	Gross MCh$
04/21/2010	29,376	1,909	225	1,684
05/24/2010	9,372	609	259	350
06/22/2010	8,245	536	26	510
07/29/2010	8,237	535	23	512
08/25/2010	8,474	552	56	496
09/28/2010	7,632	496	125	371
10/27/2010	7,385	480	19	461
11/24/2010	10,219	664	287	377
12/20/2010	205,080	5,100	1,080	4,020
12/21/2010	7,688	500	27	473
12/27/2010	32,151	640	70	570
Total	333,859	12,021	2,197	9,824

(*) Provision constituted according to the recovery estimations expected for payments received by the Bank until the date in which the loan portolio is effectively removed from the Bank's records.

NOTE 04 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information included in this note is not necessarily comparable to that of other financial institutions, since it is based on managements segment internal information system which has been adopted by the Bank.

Inter-segment transactions are conducted under normal arm's length commercial terms and conditions.

Each segment's assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank is comprised of the following business segments:

Individuals

a. Santander Banefe
Serves individuals with monthly incomes of Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment provides customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b. Commercial banking
Serves individuals with monthly incomes in excess of Ch$ 400,000. This segment provides customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, and insurance and sotck brokerage.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a. Companies
Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b. Real estate
This segment includes all the companies engaged in the real estate industry that carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$ 800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, mainly residential, with the aim of expanding sales of mortgage loans.

c. Large Corporations

Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance.

NOTE 04 - BUSINESS SEGMENTS, continued:

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a. **Corporate**
Foreign multinational corporations or Chilean corporations whose sales exceed Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance.

b. **Treasury**
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other customized products. The Treasury area also handles intermediation of positions and manages the Bank's investment portfolio.

Corporate Activities ("Other")

This segment includes Financial Management, which develops global foreign exchange structural position management functions, involving the parent company's structural interest risk and liquidity risk. The latter, through issuances and utilizations. This segment also manages the Bank's personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments' accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank's management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment's financial performance, the highest decision making authority bases his assessment on the segment's interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2010. The information for the previous year (2009) has been prepared on the basis of the criteria in force at the closing date for these financial statements, to achieve a proper comparability of figures.

To be precise, as of January 1, 2010 the individual,PYMEs, Institutional, and Company segments now constitute Commercial Banking with direct report to the CEO. The Global Banking and Markets segment was left reporting to the Organization Executive Vicepresident.

The charts below show the Bank's income by business segment, for the periods ending as of December 31, 2010 and 2009; in addition to the balances corresponding to loans and accounts receivable from customers as of December 31, 2010 and 2009.

NOTE 04 - BUSINESS SEGMENTS, continued:

	As of December 31, 2010						
	Loans and accounts receivables from customers, net (1) MCh$	Net Interest income MCh$	Net fee and commission income MCh$	ROF (2) MCh$	Provisions MCh$	Support expenses (3) MCh$	Segment's net contribution MCh$
Segments							
Individuals	8,407,416	524,920	191,841	5,027	(172,110)	(291,208)	258,470
Santander Banefe	717,699	115,252	32,133	15	(44,849)	(66,272)	36,279
Commercial Banking	7,689,717	409,668	159,708	5,012	(127,261)	(224,936)	222,191
Small and mid-sized companies (PYMEs)	2,375,192	175,538	34,460	7,168	(70,850)	(67,059)	79,257
Institutional	331,153	28,609	2,452	1,974	(482)	(10,108)	22,445
Companies	3,288,107	114,460	20,215	15,047	(24,532)	(32,623)	92,567
Companies	1,353,686	50,449	11,298	7,150	(18,922)	(15,796)	34,179
Large Corporations	1,411,236	38,755	6,121	7,129	(8,498)	(12,784)	30,723
Real estate	523,185	25,256	2,796	768	2,888	(4,043)	27,665
Commercial Banking	14,401,868	843,527	248,968	29,216	(267,974)	(400,998)	452,739
Global Banking and Markets	1,293,305	81,203	23,173	56,364	(2,570)	(30,788)	127,382
Corporate	1,293,305	90,825	24,452	1,445	(2,570)	(11,592)	102,560
Treasury	-	(9,622)	(1,279)	54,919	-	(19,196)	24,822
Other	32,109	14,989	(8,559)	10,408	(1,119)	(20,150)	(4,431)
Total	15,727,282	939,719	263,582	95,988	(271,663)	(451,936)	575,690
Other operating income							83,400
Other operating expenses							(102,068)
Income from investments in other companies							1,171
Income tax paid							(78.959)
Consolidated income for the period							479.234

(1) Corresponds to Loans and accounts receivable from customers, net (Ch$ 15,215,388 million) plus interbank loans, net (Ch$69,672 million), before deduction of their allowances for loan losses (Ch$442,238 million and Ch$54 million, respectively), which were restituted for presentation purposes in this table.

(2) Results from financial operations. Correspond to the sum of Net income from financial operations (Ch$38,755 million) and foreign exchange profit (loss), net (Ch$57,233 million).

(3) Corresponds to the sum of Personnel salaries and expenses (Ch$250,265 million), administrative expenses (Ch$147,343 million), depreciation and amortization (Ch$49,403 million) and impairment (Ch$4,925 million).

Santander

NOTE 04 - BUSINESS SEGMENTS, continued:

	As of December 31, 2009						
	Loans and accounts receivables from customers (1) MCh$	Net Interest income MCh$	Net fee and commission income MCh$	ROF (2) MCh$	Provisions MCh$	Support expenses (3) MCh$	Segment's net contribution MCh$
Segments							
Individuals	7,287,925	532,060	171,433	19,027	(230,503)	(268,934)	223,083
Santander Banefe	609,808	115,840	29,452	5,078	(82,588)	(54,913)	12,869
Commercial Banking	6,678,117	416,220	141,981	13,949	(147,915)	(214,021)	210,214
Small and mid-sized companies (PYMEs)	2,485,505	228,928	41,917	11,037	(76,075)	(58,741)	147,066
Institutional	282,933	18,789	1,962	664	(327)	(6,799)	14,289
Companies	2,471,162	114,432	20,567	16,181	(24,333)	(30,628)	96,219
Companies	1,051,875	53,407	9,813	7,248	(8,618)	(15,989)	45,861
Large Corporations	436,349	43,233	8,416	8,785	(17,756)	(10,359)	32,319
Real estate	982,938	17,792	2,338	148	2,041	(4,280)	18,039
Commercial Banking	12,527,525	894,209	235,879	46,909	(331,238)	(365,102)	480,657
Global Banking and Markets	1,194,706	33,738	18,747	64,557	(2,511)	(29,485)	85,046
Corporate	1,194,706	54,728	19,387	5	(2,511)	(14,803)	56,806
Treasury	-	(20,990)	(640)	64,552	-	(14,682)	28,240
Others	29,045	(71,431)	(496)	55,662	(98)	(13,307)	(29,670)
Total	13,751,276	856,516	254,130	167,128	(333,847)	(407,894)	536,033
Other operating income							33,243
Other operating expenses							(44,405)
Income from investments in other companies							297
Income tax paid							(88,862)
Consolidated income for the period							436,306

(1) Corresponds to Loans and accounts receivable from customers, net (Ch$ 13,378,379 million) plus interbank loans, net (Ch$23,370 million), before deduction of their allowances for loan losses (Ch$ 349,485 million and Ch$ 42 million, respectively), which were restituted for presentation purposes in this table.

(2) Results from financial operations. Corresponds to the sum of Net income from financial operations (Ch$ 3,887 million) and foreign exchange profit (loss), net (Ch$ 163,241 million).

(3) Corresponds to the sum of Personnel salaries and expenses (Ch$ 224,484 million), administrative expenses (Ch$ 136,712 million), depreciation and amortization (Ch$ 46,623 million) and impairment (Ch$ 75 million).

NOTE 05 - CASH AND CASH EQUIVALENTS

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,	
	2010 MCh$	2009 MCh$
Cash and deposits in banks		
Cash	354,340	418,987
Deposits in the Central Bank of Chile	1,312,111	988,978
Deposits in domestic banks	418	255
Deposits in foreign banks	95,329	635,238
Subtotals – Cash and bank deposits	1,762,198	2,043,458
Unsettled transactions, net	74,243	192,660
Cash and cash equivalents	1,836,441	2,236,118

The level of funds in cash and at the Central Bank of Chile, which are included in the "Deposits in the Central Bank of Chile" line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b) Unsettled transactions:

Unsettled transactions are transactions in which only settlement remains pending, which will increase or decrease funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of December 31,	
	2010 MCh$	2009 MCh$
Assets		
Documents held by other banks (documents to be exchanged)	207,346	206,454
Funds receivable	167,022	261,680
Subtotals	374,368	468,134
Liabilities		
Funds payable	300,125	275,474
Subtotals	300,125	275,474
Unsettled transactions, net	74,243	192,660

NOTE 06 - TRADING INVESTMENTS:

The detail of the instruments deemed as financial trading investments is as follows:

		As of December 31,	
		2010	2009
		MCh$	MCh$
Chilean Central Bank and Government securities:			
Chilean Central Bank Bonds		247,019	667,703
Chilean Central Bank Notes		68,985	63,868
Other Chilean Central Bank and Government securities		7,123	29,806
	Subtotals	323,127	761,377
Other Chilean securities:			
Time deposits in Chilean financial institutions		-	-
Mortgage finance bonds of Chilean financial institutions		-	11
Chilean financial institutions bonds		19,628	-
Chilean corporate bonds		11,404	-
Other Chilean securities		-	-
	Subtotals	31,032	11
Foreign financial securities:			
Foreign Central Banks and Government securities		-	-
Other foreign financial instruments		-	-
	Subtotals	-	-
Investments in mutual funds:			
Funds managed by related entities		25,511	37,151
Funds managed by others		-	-
	Subtotals	25,511	37,151
Total		379,670	798,539

As of December 31, 2010 in the "Chilean Central Bank and Government securities" item there are no securities sold with repurchase agreement to clients and financial institutions (Ch$ 506,127 million as of December 31, 2009).

As of December 31, 2010 under Chilean and foreign securities there are no securities sold with repurchase agreement to clients and financial institutions.

Santander

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS:

a) Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2010 and 2009 the instruments acquired under resale agreements are as follows:

	As of December 31,							
	2010				2009			
	From 1 day and less than 3 months MCh$	More than 3 Months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Chilean Central Bank and Government securities:								
Chilean Central Bank Bonds	170,985	-	-	170,985	14,020	-	-	14,020
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other Chilean Central Bank and Government securities	-	-	-	-	-	-	-	-
Subtotals	170,985	-	-	170,985	14,020	-	-	14,020
Other Chilean securities:								
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Foreign financial securities:								
Foreign Central Banks or Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Investments in mutual funds:								
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Total	170,985	-	-	170,985	14,020	-	-	14,020

Pursuant to the current SBIF standards, the Bank does not record instruments acquired under repurchase agreements as part of its own portfolio.

Santander

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS, continued:

b) **Obligations arising from repurchase agreements**

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2010 and 2009 the instruments sold under repurchase agreements are as follows:

	As of December 31,							
	2010				2009			
	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day and less than 3 months MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Chilean Central Bank and Government securities:								
Chilean Central Bank Bonds	140,005	-	-	140,005	313,588	451,765	-	765,353
Chilean Central Bank Notes	3,515	-	-	3,515	100,072	45,224	-	145,296
Other Chilean Central Bank and Government securities	21	-	-	21	21	-	-	21
Subtotals	143,541	-	-	143,541	413,681	496,989		910,670
Other Chilean securities:								
Time deposits in Chilean financial institutions	150,236	936	-	151,172	94,485	242	-	94,727
Mortgage finance bonds of Chilean financial institutions	12	-	-	12	139	109,069	-	109,208
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	150,248	936	-	151,184	94,624	109,311	-	203,935
Foreign financial securities:								
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-				
Investments in mutual funds:								
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Total	293,789	936	-	294,725	508,305	606,300	-	1,114,605

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS, continued:

As of December 31, 2010 and 2009 the detail of instruments sold under repurchase agreements, by type of portfolio, is as follows:

	As of December 31,					
	2010			2009		
	Available for Sale portfolio MCh$	Trading Portfolio MCh$	Total Instruments with agreement MCh$	Available for Sale portfolio MCh$	Trading Portfolio MCh$	Total Instruments with agreement MCh$
Chilean Central Bank and Government securities:						
Chilean Central Bank Bonds	140,494	-	140,494	277,209	506,127	783,336
Chilean Central Bank Notes	3,518	-	3,518	152,173	-	152,173
Other Chilean Central Bank and Government securities	22	-	22	21	-	21
Subtotals	144,034	-	144,034	429,403	506,127	935,530
Other Chilean securities						
Time deposits in Chilean financial institutions	152,126	-	152,126	102,974	-	102,974
Mortgage finance bonds of Chilean financial institutions	12	-	12	163,114	-	163,114
Chilean financial institutions bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotals	152,138	-	152,138	266,088	-	266,088
Foreign financial securities:						
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
	-	-	-	-	-	-
Investments in mutual funds:						
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-
Total	296,172	-	296,172	695,491	506,127	1,201,618

Santander

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a) a) As of December 31, 2010 and 2009 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2010				
	Notional amount			Fair value	
	Up to 3 months MCh$	More than 3 months to one year MCh$	More than one year MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives					
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	5,296	28,730
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	28,090	229,296	1,089,330	11,123	35,194
Cash flow hedge derivatives					
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	494	120,563
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	147,872	999,792	379,859	494	120,563
Trading derivatives					
Currency forwards	10,374,003	6,830,128	792,254	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	1,123,547	887,222
Call currency options	20,724	29,247	936	272	233
Call interest rate options	34,076	16,690	59,676	82	1,269
Put currency options	6,364	4,906	-	230	385
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	165,208	-	-	122	149
Subtotals	14,353,618	17,271,816	24,390,515	1,612,761	1,488,222
Total	14,529,580	18,500,904	25,859,704	1,624,378	1,643,979

Santander

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2009				
	Notional amount			Fair value	
	Up to 3 months MCh$	More than 3 months to one year MCh$	More than one year MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives					
Currency forwards	-	-	-	-	-
Interest rate swaps	-	86,963	580,132	2,446	3,794
Cross currency swaps	-	26,079	583,035	16,972	805
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	113,042	1,163,167	19,418	4,599
Cash flow hedge derivatives					
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	51,993	582,830	73,551	4,741	52,301
Trading derivatives					
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	-	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	-	3,083	3,232
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	29,320	-	-	24	90
Subtotals	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006
Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b) Hedge Accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2010 and 2009, classified by term to maturity:

	As of December 31, 2010			
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged element				
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-
Chilean Central Bank Bonds in UF (BCU)	-	-	-	-
Corporate bonds	-	10,061	-	-
Senior bonds	-	374,360	358,862	49,591
Subordinated bonds	-	51,475	140,385	-
Short-term loans	-	25,000	-	-
Interbank loans	210,591	-	-	-
Time deposits	46,795	4,640	-	-
Mortgage bonds	-	-	-	74,956
Total	257,386	465,536	499,247	124,547
Hedge instrument				
Cross currency swap	257,386	46,796	265,272	74,956
Interest rate swap	-	389,100	233,975	-
Call money swap	-	29,640	-	49,591
Total	257,386	465,536	499,247	124,547

	As of December 31, 2009			
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged element				
Chilean Central Bank Bonds in Pesos (BCP)	-	-	10,320	37,173
Chilean Central Bank Bonds in UF (BCU)	-	83,113	57,911	31,588
Corporate bonds	-	-	10,906	-
Senior bonds	-	405,800	-	-
Subordinated bonds	-	111,595	152,175	-
Short-term loans	-	-	25,000	22,191
Interbank loans	-	131,885	-	-
Time deposits	113,042	4,640	-	-
Mortgage bonds	-	-	-	78,870
Total	113,042	737,033	256,312	169,822
Hedge instrument				
Cross currency swap	26,079	214,998	220,406	147,631
Interest rate swap	71,963	517,395	10,906	-
Call money swap	15,000	4,640	25,000	22,191
Total	113,042	737,033	256,312	169,822

Santander

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of December 31, 2010 and 2009, and the period when the cash flows will be generated:

	As of December 31, 2010			
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged element				
Interbank loans	937,087	95,930	-	-
Bonds	210,577	283,929	-	-
Total	1,147,664	379,859	-	-
Hedge instrument				
Cross currency swap	1,147,664	379,859	-	-
Total	1,147,664	379,859	-	-

	As of December 31, 2009			
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged element				
Interbank loans	634,823	73,551	-	-
Bonds	-	-	-	-
Total	634,823	73,551	-	-
Hedge instrument				
Cross currency swap	634,823	73,551	-	-
Total	634,823	73,551	-	-

Santander

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in which the cash flows are expected to be produced:

	As of December 31, 2010			
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged element				
Inflows	-	-	-	-
Outflows	(17,627)	(5,696)	-	-
Net flows	(17,627)	(5,696)	-	-
Hedge instrument				
Inflows	17,627	5,696	-	-
Outflows	(30,044)	(9,772)	-	-
Net flows	(12,417)	(4,076)	-	-

	As of December 31, 2009			
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged element				
Inflows	-	-	-	-
Outflows	(7,570)	(1,487)	-	-
Net flows	(7,570)	(1,487)	-	-
Hedge instrument				
Inflows	7,570	1,487	-	-
Outflows	(2,570)	(938)	-	-
Net flows	5,000	549	-	-

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

c) The income generated by cash flow hedges whose effect was recorded in the Consolidated Statement of Changes in Equity as of December 31, 2010 and 2009, is shown below:

	As of December 31,	
	2010 MCh$	2009 MCh$
Senior bonds	-	-
Loan	11,958	(3,162)
Net flows	11,958	(3,162)

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% efficient, which means that the fluctuations of value attributable to rate components are netted out almost completely. As of December 2010, the hedge ineffectiveness recorded in the consolidated statement of income was Ch$ 2 million loss.

In 2010, the Bank recorded a future cash flow hedge with regards to a syndicated loan granted to Banco Santander Chile and structured by Standard Chartered Bank for USD 175 million.

d) Below is a presentation of income generated by cash flow hedges whose effect was transferred from other comprehensive income to income for the period:

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are 100% efficient, which means that the fluctuations of value attributable to rate components are netted out almost completely.

	As of December 31,	
	2010 MCh$	2009 MCh$
Bonds	-	-
Loan	-	(66)
Net income from cash flow hedges	-	(66)

e) Net investment hedges for foreign businesses:

As of December 31, 2010 and 2009, the Bank does not present net foreign investment hedges in its hedge accounting portfolio.

Santander

NOTE 09 - INTERBANK LOANS

a) a) At December 31, 2010 and 2009, the balances in the "Interbank loans" item are as follows:

	As of December 31,	
	2010 MCh$	2009 MCh$
Domestic banks		
Loans and advances to banks	-	3
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	17	-
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-
Foreign banks		
Loans to foreign banks	69,709	23,409
Overdrafts in current accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(54)	(42)
Total	69,672	23,370

b) The amount in each period for allowances and impairment of interbank loans, which are included in the "Provisions for loan losses" item of the Consolidated Statement of Income, is shown below:

	As of December 31,					
	2010			2009		
	Domestic banks MCh$	Foreign banks MCh$	Total MCh$	Domestic banks MCh$	Foreign banks MCh$	Total MCh$
As of January 1	-	42	42	-	35	35
Charge-offs	-	-	-	-	-	-
Allowances established	-	131	131	-	7	7
Allowances released	-	(119)	(119)	-	-	-
Totals	-	54	54	-	42	42

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a) **Loans and accounts receivable from customers**

As of December 31, 2010 and 2009, the composition of the loan portfolio is as follows:

As of December 31, 2010	Assets before allowances			Allowances established			
	Normal portfolio MCh$	Substandard loans (*) MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Net assets MCh$
Commercial loans							
Commercial loans	5,425,362	681,755	6,107,117	73,043	76,577	149,620	5,957,497
Foreign trade loans	696,659	86,893	783,552	18,810	78	18,888	764,664
General purpose mortgage loans	44,730	23,226	67,956	780	3,570	4,350	63,606
Factoring transactions	201,321	4,819	206,140	1,711	372	2,083	204,057
Leasing transactions	1,045,793	77,123	1,122,916	13,085	1,657	14,742	1,108,174
Other Loans and accounts receivables from customers	2,953	14,995	17,948	5,976	3,688	9,664	8,284
Subtotals	7,416,818	888,811	8,305,629	113,405	85,942	199,347	8,106,282
Mortgage loans							
Loans with letters of credit	133,640	4,454	138,094	-	446	446	137,648
Mortgage mutual loans	121,041	63,323	184,364	-	11,319	11,319	173,045
Other mortgage mutual loans	4,253,810	74,869	4,328,679	-	5,567	5,567	4,323,112
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,508,491	142,646	4,651,137	-	17,332	17,332	4,633,805
Consumer loans							
Installment consumer loans	1,192,464	412,139	1,604,603	-	176,219	176,219	1,428,384
Credit card balances	771,988	22,228	794,216	-	36,156	36,156	758,060
Consumer leasing contracts	3,407	328	3,735	-	121	121	3,614
Other consumer loans	283,912	14,324	298,236	-	13,063	13,063	285,173
Subtotals	2,251,771	449,019	2,700,790	-	225,559	225,559	2,475,231
Totals	14,177,080	1,480,476	15,657,556	113,405	328,833	442,238	15,215,318

According to Title I, article N° 2 of Chapter E within the Compendium of Accounting Sandards issued by the SBIF, until November 30, 2009, banks were not obligated to automatically include loans when a debtor subject to group evaluations had obligations that were current or had a past due balance less than 90 days in the impaired portfolio calculation.

(*) Since December 1, 2009, under this concept the Bank includes 100% of the loans or accounts receivables from customers of a debtor subject to group evaluation when any of their loans are overdue for 90 days or more, regardless as to whether the loans are current, past due less than 90 days, or past due.

Santander

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

As of December 31, 2009	Assets before allowances			Allowances established			
	Normal portfolio MCh$	Substandard loans MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Net assets MCh$
Commercial loans							
Commercial loans	4,832,638	656,957	5,489,595	45,857	78,418	124,275	5,365,320
Foreign trade loans	531,487	104,841	636,328	21,732	1,295	23,027	613,301
General purpose mortgage loans	69,060	23,851	92,911	623	2,947	3,570	89,341
Factoring transactions	126,106	4,166	130,272	1,642	744	2,386	127,886
Leasing transactions	890,107	74,591	964,698	6,531	1,308	7,839	956,859
Other loans and accounts receivables from customers	1,026	9,932	10,958	1,912	3,430	5,342	5,616
Subtotals	6,450,424	874,338	7,324,762	78,297	88,142	166,439	7,158,323
Mortgage loans							
Loans with letters of credit	169,827	5,765	175,592	-	576	576	175,016
Mortgage mutual loans	139,890	59,249	199,139	-	9,040	9,040	190,099
Other mortgage mutual loans	3,717,188	67,134	3,784,322	-	6,918	6,918	3,777,404
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,026,905	132,148	4,159,053	-	16,534	16,534	4,142,519
Consumer loans							
Installment consumer loans	945,924	432,120	1,378,044	-	130,532	130,532	1,247,512
Credit card balances	564,685	22,252	586,937	-	24,433	24,433	562,504
Consumer leasing contracts	3,447	388	3,835	-	9	9	3,826
Other consumer loans	250,742	24,491	275,233	-	11,538	11,538	263,695
Subtotals	1,764,798	479,251	2,244,049	-	166,512	166,512	2,077,537
Totals	12,242,127	1,485,737	13,727,864	78,297	271,188	349,485	13,378,379

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b) **Portfolio characteristics:**

As of December 31, 2010 and 2009 the portfolio before allowances has the following detail by customer economic activity:

	Domestic loans (*)		Foreign loans (*)		Total loans		Distribution percentage	
	As of December 31,		As of December 31,		As of December 31,		As of December 31,	
	2010	2009	2010	2009	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans.								
Manufacturing	838,324	640,395	-	-	838,324	640,395	5.33	4.66
Mining	106,119	67,057	-	-	106,119	67,057	0.67	0.49
Electricity, gas and water	149,907	144,386	-	-	149,907	144,386	0.95	1.05
Agriculture and livestock	679,159	610,909	-	-	679,159	610,909	4.32	4.44
Forest	84,375	71,085	-	-	84,375	71,085	0.54	0.52
Fishing	133,930	127,025	-	-	133,930	127,025	0.85	0.93
Transport	449,508	362,508	-	-	449,508	362,508	2.86	2.64
Communications	214,881	164,077	-	-	214,881	164,077	1.37	1.20
Construction	839,316	817,293	-	-	839,316	817,293	5.34	5.95
Commerce	1,732,800	1,650,903	69,709	23,409	1,802,509	1,674,312	11.46	12.03
Services	358,314	288,256	-	-	358,314	288,256	2.28	2.10
Others	2,719,013	2,380,871	-	-	2,719,013	2,380,871	17.29	17.34
Subtotals	8,305,646	7,324,765	69,709	23,409	8,375,355	7,348,174	53.26	53.35
Mortgage loans	4,651,137	4,159,053	-	-	4,651,137	4,159,053	29.57	30.30
Consumer loans	2,700,790	2,244,049	-	-	2,700,790	2,244,049	17.17	16.35
Totals	15,657,573	13,727,867	69,709	23,409	15,727,282	13,751,276	100.00	100.00

(*) Includes domestic loans to financial institutions for Ch$17 million as of December 2010 (Ch$3 million as of December 2009).

(**) Includes foreign loans to financial institutions for Ch$69,709 million as of December 31, 2010 (Ch$23,409 million as of December 31, 2009). See Note 9.

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c) Substandard loans

i) As of December 31, 2010 and 2009, the composition of the substandard loans portfolio is as follows:

	As of December 31,							
	2010				2009			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Individual allowance impairment	444,129	-	-	444,129	405,513	-	-	405,513
Past due loans	213,872	121,911	80,956	416,739	195,163	130,119	83,785	409,067
Impairment remains	230,810	20,735	368,063	619,608	273,662	2,029	395,466	671,157
Totals	**888,811**	**142,646**	**449,019**	**1,480,476**	**874,338**	**132,148**	**479,251**	**1,485,737**

ii) The impaired secured and unsecured loan portfolio as of December 31, 2010 and 2009 is as follows:

	As of December 31,							
	2010				2009			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	446,953	131,881	67,450	646,284	446,860	121,003	71,451	639,314
Unsecured debt	441,858	10,765	381,569	834,192	427,478	11,145	407,800	846,423
Totals	**888,811**	**142,646**	**449,019**	**1,480,476**	**874,338**	**132,148**	**479,251**	**1,485,737**

iii) The portfolio of loans with arrears equal to or greater than 90 days as of December 31, 2010 and 2009, is as follows:

	As of December 31,							
	2010				2009			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	96,007	111,708	7,071	214,786	80,765	119,238	6,268	206,271
Unsecured debt	117,865	10,203	73,885	201,953	114,398	10,881	77,517	202,796
Totals	**213,872**	**121,911**	**80,956**	**416,739**	**195,163**	**130,119**	**83,785**	**409,067**

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d) Allowances

The allowance activities in the 2010 and 2009 periods are as follows:

	As of December 31,					
	2010			2009		
	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$
As of January 1	78,297	271,188	349,485	54,091	220,114	274,205
Portfolio charge-offs:						
Commercial loans	(12,541)	(58,335)	(70,876)	(4,898)	(43,220)	(48,118)
Mortgage loans	-	(14,549)	(14,549)	-	(8,708)	(8,708)
Consumer loans	-	(121,621)	(121,621)	-	(239,005)	(239,005)
Total charge offs	(12,541)	(194,505)	(207,046)	(4,898)	(290,933)	(295,831)
Allowances established	58,477	268,920	327,397	34,739	363,670	398,409
Allowances released	(10,828)	(16,770)	(27,598)	(5,635)	(21,663)	(27,298)
Totals as of December 31	113,405	328,833	442,238	78,297	271,188	349,485

In addition to these loan loss allowances, there are allowances to mitigate country risk for foreign operations, which are recorded as liabilities under the item "Provisions".

Allowances for available lines of credit as of December 31, 2010 come to Ch$34,545 million and are recorded as "Available line of credit provision" under the "Provisions" line item in the Consolidated Statements of Financial Position (See Note 22a).

The additional provision of Chapter B-1 of the Compendium of Accounting Standards at the end of December 2010 comes to Ch$39,800 million and is recorded as "Chapter B1 additional provision" under the Consolidated Statements of Financial Position (See Note 22a).

NOTE 11 - LOAN PURCHASES, SALES AND SUBSTITUTIONS:

In 2010 the following loan trading operations were conducted:

	As of December 31, 2010			
	Book value MCh$	Sales value MCh$	Allowances MCh$	Effect on income MCh$
Loan item				
(1)	-	12,021	2,197	9,824
(2)	7,547	10,120	-	2,573

(1) The Bank sold part of its loan portfolio that had been charged off. The total transfer value was Ch$12,021 million, which was recorded as income from sale of charged-off portfolio in its entirety, minus its corresponding allowance for Ch$2,197 million, leaving a net effect of Ch$ 9,824 million on income.

(2) Sale of current portfolio totaling Ch$7,547 million equal to UF 352,128.19, generating income from portfolio sale of approximately Ch$2,573 million.

In 2009 the following loan trading operations were conducted:

	As of December 31, 2009			
	Book value MCh$	Sales value MCh$	Allowances MCh$	Effect on income MCh$
Loan item				
(1)	-	8,689	-	8,689
(2)	14,847	15,389	-	542

(1) The Bank sold part of its loan portfolio that had been charged off. The transfer of rights was done in November 2009 for Ch$8,689 million, which was recorded as income from sale of charged-off portfolio in its entirety.

(2) Sale of current portfolio totaling Ch$15,389 million, generating income from portfolio sale of approximately Ch$542 million.

Santander

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS:

As of December 31, 2010 and 209, the detail of financial instruments designated as available for sale investments is as follows:

		As of December 31,	
		2010	2009
		MCh$	MCh$
Chilean Central Bank and Government securities			
Chilean Central Bank Bonds		555,981	1,063,879
Chilean Central Bank Notes		366,210	264,011
Other Chilean Central Bank and Government securities		175,296	212,362
	Subtotals	1,097,487	1,540,252
Other Chilean securities			
Time deposits in Chilean financial institutions		-	41,407
Mortgage finance bonds of Chilean financial institutions		218,112	236,847
Chilean financial institution bonds		-	-
Chilean corporate bonds		-	11,584
Other Chilean securities		147,833	-
	Subtotals	365,945	289,838
Foreign financial securities:			
Foreign Central Banks or Government securities		-	-
Other foreign financial securities		10,548	-
	Subtotals	10,548	-
Totals		1,473,980	1,830,090

Chilean Central Bank and Government securities include instruments sold under repurchase agreements with customers and financial institutions totaling Ch$ 144,034 million and Ch$ 429,403 million as of December 31, 2010 and 2009, respectively.

The other Chilean securities include instruments sold under repurchase agrrements with clients and financial institutions totaling Ch$152,138 million and Ch$ 266,088 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 available for sale investments included unrealized net losses of Ch$18,596 million, recorded as a "Valuation adjustment" in Equity, distributed between Ch$18,341 million attributable to Bank shareholders and Ch$255 million attributable to non controlling interest.

As of December 31, 2009 available for sale investments included unrealized net losses of Ch$29,304 million, recorded as a "Valuation adjustment" in Equity, distributed between Ch$29,132 million attributable to Bank shareholders and Ch$172 million attributable to non controlling interest.

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale. In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed and recorded in the Consolidated Statements of Income.

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2010 and 2009, are as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Proceeds from sale of available for sale investments generating realized profits	6,653,426	5,577,210
Realized profits	20,832	56,977
Proceeds from sale of available for sale investments generating realized losses	3,831,670	1,830,765
Realized losses	29,151	9,642

The Bank reviewed its financial instruments with unrealized losses as of December 31, 2010 and 2009, and concluded that there was no other than temporary impairment. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities' issuers and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2010 and 2009, were in a continuous unrealized loss position for less than one year.

The realized value and fair value of the available for sale investments as of December 31, 2010 and 2009 are as follows:

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

The following charts show the available for sale investments in unrealized profit (loss) as of December 31, 2010 and 2009.

As of December 31, 2010:

	Under 12 months				Over 12 months				Total			
	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$
Chilean Central Bank and Government securities												
Chilean Central Bank Bonds	570,016	555,981	-	(14,035)	-	-	-	-	570,016	555,981	-	(14,035)
Chilean Central Bank Notes	367,106	366,210	96	(992)	-	-	-	-	367,106	366,210	96	(992)
Other Chilean Central Bank and Government securities	178,665	175,296	39	(3,408)	-	-	-	-	178,665	175,296	39	(3,408)
Subtotals	1,115,787	1,097,487	135	(18,435)	-	-	-	-	1,115,787	1,097,487	135	(18,435)
Other Chilean securities												
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	218,840	218,112	909	(1,637)	-	-	-	-	218,840	218,112	909	(1,637)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	147,855	147,833	9	(31)	-	-	-	-	147,855	147,833	9	(31)
Subtotals	366,695	365,945	918	(1,668)	-	-	-	-	366,695	365,945	918	(1,668)
Foreign financial securities:												
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	10,094	10,548	454	-	-	-	-	-	10,094	10,548	454	-
Subtotals	10,094	10,548	454	-	-	-	-	-	10,094	10,548	454	-
Totals	1,492,576	1,473,980	1,507	(20,103)	-	-	-	-	1,492,576	1,473,980	1,507	(20,103)

Santander

NOTE 12 - AVAILABLE FOR SALE INVESTMENTS, continued:

As of December 31, 2009:

	Under 12 months				Over 12 months				Total			
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities												
Chilean Central Bank Bonds	1,077,227	1,063,879	200	(13,548)	-	-	-	-	1,077,227	1,063,879	200	(13,548)
Chilean Central Bank Notes	264,866	264,011	31	(886)	-	-	-	-	264,866	264,011	31	(886)
Other Chilean Central Bank and Government securities	220,609	212,362	19	(8,266)	-	-	-	-	220,609	212,362	19	(8,266)
Subtotals	1,562,702	1,540,252	250	(22,700)	-	-	-	-	1,562,702	1,540,252	250	(22,700)
Other Chilean securities												
Time deposits in Chilean financial institutions	41,388	41,407	19	-	-	-	-	-	41,388	41,407	19	-
Mortgage finance bonds of Chilean financial institutions	244,097	236,847	80	(7,330)	-	-	-	-	244,097	236,847	80	(7,330)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	11,207	11,584	377	-	-	-	-	-	11,207	11,584	377	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	296,692	289,838	476	(7,330)	-	-	-	-	296,692	289,838	476	(7,330)
Foreign financial securities:												
Foreign Central Bank and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-
Totals	1,859,394	1,830,090	726	(30,030)	-	-	-	-	1,859,394	1,830,090	726	(30,030)

NOTE 13 - INVESTMENTS IN OTHER COMPANIES

a) The Consolidated Statements of Financial Position reflect investments in other companies amounting to Ch$7,275 million as of December 31, 2010 and Ch$7,417 million as of December 31, 2009, as shown in the following table:

			Investment			
	Ownership interest As of December 31,		Carrying value As of December 31,		Participation in income As of December 31,	
	2010	2009	2010	2009	2010	2009
	%	%	MCh$	MCh$	MCh$	MCh$
Company						
Centro de Compensación Automatizado	33.33	33.33	351	304	47	18
Redbank S.A.	33.43	33.43	1,633	1,756	136	191
Transbank S.A.	32.71	32.71	2,067	2,292	366	317
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	451	415	125	93
Sociedad Nexus S.A.	12.90	12.90	941	921	114	94
Administrador Financiero del Transantiago S.A. (2)	20.00	20.00	776	583	304	(614)
Cámara Compensación de Alto Valor S.A. (3) (5)	12.65	12.65	451	422	55	66
Subtotals			6,670	6,693	1,147	165
Shares or rights in other companies						
Bladex	-	-	136	136	10	-
Bolsas de Comercio (8)	-	-	287	358	-	69
Others (1) (4) (6) (7)	-	-	182	230	14	63
Totals	-	-	7,275	7,417	1,171	297

(1) On March 24, 2010 Sociedad Santander S.A. Corredores de Bolsa bought a share from CCLV Contraparte Central S.A., an affiliate of Bolsa de Comercio de Santiago which manages compensation systems and liquidation of financial instruments for variable income and derivative markes. The purchase price came to Ch$4 million.

(2) On November 30, 2009 through a letter sent to the Superintendency of Securities and Insurance, the company Administrador Financiero del Transantiago S.A. informed that, in accordance with the adoption of IFRS regulations it proceeded to modify its equity as of December 31, 2009, recognizing accumulated earnings for UF 210,750 held previously as deferred liabilities. Banco Santander Chile recognized that higher investment value against accumulated income for Ch$ 853 million.

(3) On April 21, 2009 Banco Penta sold and transferred to Banco Santander Chile 55 shares from the Cámara Compensación Alto Valor S.A. amounting to Ch$ 16 million.

(4) On March 10, 2009 Visa Inc. transferred to Banco Santander Chile 34,093 shares in class LAC. On March 20, 2009 51% of these shares were sold, corresponding to 17,387 shares at Ch$27,442 million generating gain of Ch$ 477 million recorded in the line other operating income in the Consolidated Statements of Income.

(5) On March 9, 2009 Banco Ripley sold and transferred to Banco Santander Chile 54 shares from the Cámara Compensación Alto Valor S.A. amounting to Ch$ 16 million.

(6) On August 18, 2009 36 SWIFT shares were sold. At the time of sale their book value was Ch$45 million and their sales price was Ch$ 51 million, generating a Ch$ 6 million gain on sale.

NOTE 13 – INVESTMENTS IN OTHER COMPANIES, continued:

(7) On March 12, 2009, Visa Inc. transferred to Banco Santander Chile 312,379 shares in class C series 1. On March 28, 2009 56.19% of these shares were sold, corresponding to 175,512 shares at $19,190 each generating a Ch$ 3,368 million gain on sale.

(8) On January 14, 2009 the affiliate Santander S.A. Corredores de Bolsa sold one share from Bolsa de Comercio de Santiago. At the time of sale, its book value was Ch$ 341 million and sales price was Ch$ 1,345 million generating a gain on sale of Ch$ 974 million.

During 2010, the Bank received Ch$1,081 million (Ch$833 million in 2009) as dividends from its related companies.

b) Activity with respect to investments in other companies during 2010 and 2009 is as follows:

	As of December 31,	
	2010 MCh$	2009 MCh$
Initial book value	7,417	7,277
Acquisition of investments	4	32
Sale of investments	-	(209)
Participation in income of investments	1,171	297
Dividends received	(1,081)	(833)
Other equity adjustments	(236)	853
Totals	7,275	7,417

c) Investments in other companies have not undergone any impairment in 2010 and 2009.

NOTE 14 - INTANGIBLE ASSETS:

a) As of December 31, 2010 and 2009, the composition of the item is as follows:

	Useful life	Remaining amortization	Opening balance January 1, 2010 MCh$	2010 Gross balance MCh$	2010 Accumulated amortization MCh$	2010 Net balance MCh$
Licenses	3	2	1,544	6,229	(4,121)	2,108
Software development	3	1.6	75,716	150,090	(74,208)	75,882
Totals			77,260	156,319	(78,329)	77,990

	Useful life	Remaining amortization	Opening balance January 1, 2009 MCh$	2009 Gross balance MCh$	2009 Accumulated amortization MCh$	2009 Net balance MCh$
Licenses	3	1.8	1,732	4,422	(2,878)	1,544
Software development	3	2	66,500	123,939	(48,223)	75,716
Totals			68,232	128,361	(51,101)	77,260

b) The activity in intangible assets during 2010 and 2009 is as follows:

b.1) Gross balance

	Licenses MCh$	Software development (acquired) MCh$	Total MCh$
Gross balances 2010			
Opening balances as of January 1, 2010	4,422	123,939	128,361
Acquisitions	1,807	26,524	28,331
Other	-	(373)	(373)
Balances as of December 31, 2010	6,229	150,090	156,319
Gross balances 2009			
Opening balances as of January 1, 2009 (*)	3,194	91,207	94,401
Acquisitions	1,228	32,732	33,960
Other	-	-	-
Balances as of December 31, 2009	4,422	123,939	128,361

(*) On January 1, 2009, intangible assets were recorded at their amortized cost value, net of accumulated amortization.

NOTE 14 - INTANGIBLE ASSETS, continued:

b.2) Accumulated amortization

Accumulated amortization	Licenses MCh$	Software development (acquired) MCh$	Total MCh$
Opening balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(1,243)	(25,985)	(27,228)
Other changes in book value in the period	-	-	-
Balances as of December 31, 2010	(4,121)	(74,208)	(78,329)
Opening balances as of January 1, 2009 (*)	(1,462)	(24,707)	(26,169)
Amortization for the period	(1,416)	(23,516)	(24,932)
Other changes in book value in the period	-	-	-
Balances as of December 31, 2009	(2,878)	(48,223)	(51,101)

(*) On January 1, 2009, intangible assets were recorded at their amortized cost value, net of accumulated amortization.

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT

a) As of December 31, 2010 and 2009, the composition of the item is as follows:

	Opening balance January 1, 2010 MCh$	2010 Gross balance MCh$	2010 Accumulated depreciation MCh$	2010 Net balance MCh$
Land and buildings	161,922	155,821	(29,271)	126,550
Equipment	13,391	42,757	(22,411)	20,346
Ceded under operating leases	689	1,840	(38)	1,802
Other	8,120	18,943	(12,656)	6,287
Totals	184,122	219,361	(64,376)	154,985

	Opening balance January 1, 2009 MCh$	2009 Gross balance MCh$	2009 Accumulated depreciation MCh$	2009 Net balance MCh$
Land and buildings	170,197	180,868	(18,946)	161,922
Equipment	15,597	27,993	(14,602)	13,391
Ceded under operating leases	4,092	727	(38)	689
Other	10,503	17,513	(9,393)	8,120
Totals	200,389	227,101	(42,979)	184,122

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b) The activity in property, plant, and equipment during 2010 and 2009 is as follows:

b.1) Gross balance

2010	Land and buildings MCh$	Equipment MCh$	Ceded under operating leases MCh$	Others MCh$	Total MCh$
Opening balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	7,884	7,781	-	3,336	19,001
Disposals (i)	(26,968)	(235)	-	(114)	(27,317)
Impairment due to damage	(4,739)	(186)	-	-	(4,925)
Transfers	-	-	745	-	745
Other	(1,224)	7,404	368	(1,792)	4,756
Balances as of December 31, 2010	155,821	42,757	1,840	18,943	219,361

(i) Due to the earthquake on February 27, 2010 Banco Santander Chile had to record impairments in its December 31, 2010 financial statements for some of its offices located on the damaged zone in the amount of Ch$4,739 million. In addition, a Ch$186 million impairment has been recorded as corresponding to damages to ATMs. Reimbursements received from insurance totaled Ch$3,175 million, which are presented in the "other operating income" line (Note 36).

As indicated on Note 3 "Significant Events", letter c, in 2010 the Bank sold 43 branches and 2 buildings which, at the time of sale, had a net book value of approximately Ch$26,110 million.

2009	Land and buildings MCh$	Equipment MCh$	Ceded under operating leases MCh$	Others MCh$	Total MCh$
Opening balances as of January 1, 2009 (ii)	178,502	22,990	4,161	16,150	221,803
Additions	5,730	5,085	-	941	11,756
Disposals (ii)	(2,637)	(7)	(4,161)	(19)	(6,824)
Impairment due to damage (i)	-	(75)	-	-	(75)
Transfers	(727)	-	727	441	441
Other	-	-	-	-	-
Balances as of December 31, 2009	180,868	27,993	727	17,513	227,101

(i) During 2009 the Bank recorded impairment due to damage to property, plant and equipment (ATM) totaling Ch$75 million. The reimbursements payment received from the insurance company for this damage is shown in "Other revenues" in the Consolidated Statement of Income.

(ii) On December 31, 2009 the Bank sold a building it had received in payment, located at calle Bandera No.201, to IM Trust Administradora General de Fondos for Fondo de Inversión Privado Inmobiliario Bandera, a private real estate investment fund.

Santander

NOTE 15 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

2010	Land and buildings MCh$	Equipment MCh$	Ceded under operating leases MCh$	Others MCh$	Total MCh$
Opening balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(11,103)	(7,809)	-	(3,263)	(22,175)
Sales and disposals in the period	778	-	-	-	778
Other	-	-	-	-	-
Balances as of December 31, 2010	(29,271)	(22,411)	(38)	(12,656)	(64,376)

2009	Land and buildings MCh$	Equipment MCh$	Ceded under operating leases MCh$	Others MCh$	Total MCh$
Opening balances as of January 1, 2009	(8,305)	(7,393)	(69)	(5,647)	(21,414)
Depreciation charges in the period	(10,705)	(7,209)	(31)	(3,746)	(21,691)
Sales and disposals in the period	64	-	62	-	126
Other	-	-	-	-	-
Balances as of December 31, 2009	(18,946)	(14,602)	(38)	(9,393)	(42,979)

c) As of December 31, 2010 and 2009, the Bank has operating leases which cannot be unilaterally rescinded. The information on future payments is broken down as follows:

	Up to 1 year	From 1 to 5	More than 5	Total
As of December 31, 2010	-	-	2,276	2,276
As of December 31, 2009	-	-	2,463	2,463

d) As of December 31, 2010 and 2009, the Bank has no financial leases which cannot be unilaterally rescinded.

NOTE 16 - CURRENT AND DEFERRED TAXES:

a) Current taxes

At the end of each year the bank recognizes a Provision for Income Tax, which is determined based on the currently applicable tax legislation.This provision is recorded net of taxes recoverable, as shown as follows:

	As of December 31, 2010 MCh$	As of December 31, 2009 MCh$
Summary of current tax liabilities (assets)		
Current tax (assets)	(12,499)	(4,541)
Current tax (liabilities)	1,293	63,831
Total tax payable (recoverable)	(11,206)	59,290
(Assets) liabilities current taxes detail (net)		
Income tax, tax rate 17%	92,593	106,882
Minus:		
Provisional monthly payments (PPM)	(96,245)	(41,061)
Credit for training expenses	(1,328)	(1,148)
Others	(6,226)	(5,383)
Total tax payable (recoverable)	(11,206)	59,290

b) Effect on income

The effect of tax expense on income during the periods from January 1 to December 31, 2010 and 2009 is comprised of the following items:

		As of December 31, 2010 MCh$	As of December 31, 2009 MCh$
Income tax expenses			
Current tax		92,593	106,882
Credits (debits) for deferred taxes			
Origination and reversal of temporary differences		(14,318)	(18,216)
	Subtotals	78,275	88,666
Tax for rejected expenses Article No.21		684	196
Net charges to income for income tax		78,959	88,862

Santander

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:

c) c) Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2010 and 2009 , is as follows:

	As of December 31,			
	2010		2009	
	Tax rate %	Amount MCh$	Tax rate %	Amount MCh$
Income tax using statutory rate (17%)	17.00	94,893	17.00	89,279
Permanent differences	(1.60)	(8,925)	(0.06)	(304)
Additions or deductions	-	-	(0.05)	(250)
Unique tax (rejected expenses)	0.12	668	0.04	188
Effect of change in tax rate	(1.36)	(7,596)	-	-
Others	(0.01)	(81)	(0.01)	(51)
Effective rates and expenses for income tax	14.15	78,959	16.92	88,862

Law No. 20,455 from 2010 increased the first class statutory tax rate to be applied on a company's taxable income during 2011 and 2012, to 20% and 18.5% respectively. Due to this, a Ch$7,596 million tax benefit was recorded, corresponding to the adjustment of temporary differences to be reversed during those years.

d) Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, during the periods between January 1, 2010 and December 31, 2010 and 2009, which consists of the following items:

	As of December 31,	
	2010 MCh$	2009 MCh$
Deferred tax assets		
Available for sale investments	3,980	4.982
Cash flow hedge	-	537
Total deferred tax assets affecting other comprehensive income	3,980	5,519
Deferred tax liabilities		
Available for sale investments	(749)	-
Cash flow hedge	(2,324)	-
Total deferred tax liabilities affecting other comprehensive income	(3,073)	-
Net deferred tax balances in equity	907	5,519
Deferred taxes in equity attributable to Bank shareholders	1,203	5,490
Deferred tax in equity attributable to non-controlling interest	(296)	29

Santander

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:

e) Effect of deferred taxes on income

In 2010 and 2009, the Bank has recorded deferred tax effects in its financial statements.

Below are the effects of deferred tax assets and liabilities affecting income as a result of temporary differences:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Deferred tax assets		
Interest and adjustments	162	2,012
Extraordinary charge-off	5,197	8,804
Assets received in lieu of payment	2,473	595
Exchange rate adjustments	899	35
Valuation of Property, plant and equipment	5,491	7,472
Allowance for loan losses	62,525	43,420
Provision for expenses	6,606	6,556
Derviatives	4,300	17
Leased assets	22,007	19,241
Affiliates' tax losses	4,168	51
Others	156	1,507
Total deferred tax assets	113,984	89,710
Deferred tax liabilities		
Valuation of investments	(1,056)	(2,512)
Depreciation	(443)	(78)
Prepaid expenses	(646)	(519)
Others	(223)	(271)
Total deferred tax liabilities	(2,368)	(3,380)

f) Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, indicating their effect on both equity and income:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Deferred tax assets		
Affecting equity	3,980	5,519
Affecting income	113,984	89,710
Total deferred tax assets	117,964	95,229
Deferred tax liabilities		
Affecting equity	(3,073)	-
Affecting income	(2,368)	(3,380)
Total deferred tax liabilities	(5,441)	(3,380)

Santander

NOTE 16 - CURRENT AND DEFERRED TAXES, continued:

g) Supplementary information related to the Circular issued by the tax authority and SBIF:

g.1) Loans and accounts receivables from customers	As of December 31, 2010				As of December 31, 2009			
		Tax value assets				Tax value assets		
			Substandard loan				Substandard loan	
	Financial value assets MCh$	Total MCh$	With guarantees MCh$	Without guarantees MCh$	Financial value assets MCh$	Total MCh$	With guarantees MCh$	Without guarantees MCh$
Interbank loans, net	69,726	69,726	-	-	23,412	23,412	-	-
Commercial loans	6,976,573	6,980,823	54,185	78,753	6,229,792	6,230,854	42,508	78,566
Consumer loans	2,697,055	2,727,234	7,038	1,380	2,240,214	2,296,888	6,733	2,766
Mortgage loans	4,651,137	4,652,005	58,628	4,545	4,159,053	4,159,134	55,822	4,156
Totals	**14,394,491**	**14,429,788**	**119,851**	**84,678**	**12,652,471**	**12,710,288**	**105,063**	**85,488**

g.2) Allowances for substandard loans without guarantees	Balance as of 12/31/2009 MCh$	Allowance charge-offs MCh$	Allowances established MCh$	Released bond allowances MCh$	Balance as of 12/31/2010 MCh$
Commercial loans	78,566	(85,857)	229,815	(143,771)	78,753
Consumer loans	2,766	(79,212)	145,877	(68,051)	1,380
Mortgage loans	4,156	(1,096)	81,857	(80,372)	4,545
Totals	**85,488**	**(166,165)**	**457,549**	**(292,194)**	**84,678**

g.2) Allowances for substandard loans without guarantees	Balance as of 12/31/2008 MCh$	Allowance charge-offs MCh$	Allowances established MCh$	Released bond allowances MCh$	Balance as of 12/31/2009 MCh$
Commercial loans	72,226	(27,331)	84,879	(51,208)	78,566
Consumer loans	23,413	(248,094)	259,773	(32,326)	2,766
Mortgage loans	4,277	(1,360)	10,646	(9,407)	4,156
Totals	**99,916**	**(276,785)**	**355,298**	**(92,941)**	**85,488**

g.3) Direct charge offs and recoveries	As of December 31,	
	2010 MCh$	2009 MCh$
Direct charge offs art 31 No. 4	23,789	21,672
Cancellations that created release of allowances	-	515
Recovery or renegotiation of charged-off loans	30,137	38,758
Totals	**53,926**	**60,945**

g.4) Enforcement of art. 31 No.4 notes I and III	As of December 31,	
	2010 MCh$	2009 MCh$
Charge off according to note II	-	-
Charge off according to note III	11,735	13,760
Totals	**11,735**	**13,760**

Santander

NOTE 17 – OTHER ASSETS:

The Other assets item's composition is as follows:

	As of December 31,	
	2010 MCh$	2009 MCh$
Assets for leasing (*)	43,832	52,070
Assets received or awarded in lieu of payment (**)		
Assets received in lieu of payment	10,798	10,405
Assets awarded in judicial sale	7,798	2,179
Provisions for assets received in lieu of payment or awarded	(1,860)	(431)
Subtotals	16,736	12,153
Other assets		
Guarantee deposits	208,512	229,083
VAT credit	9,634	7,180
Income tax recoverable	9,045	15,261
Prepaid expenses	81,348	8,960
Higher value paid on purchase of mortgage finance bonds issued by Bank	436	561
Assets recovered from leasing for sale	2,347	985
Pension plan assets (Note 38)	4,217	4,893
Accounts and notes receivable	100,958	53,196
Notes receivable through brokerage and simultaneous transactions	111,508	60,622
Other assets	52,364	7,595
Subtotals	580,369	388,336
Totals	640,937	452,559

(*) Assets available to be granted under financial leasing agreements.

(**) The assets received in lieu of payment are assets received as payment of customers' past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank's effective equity. These assets represent 0.47% (0.52% as of December 31, 2009) of the Bank's effective equity

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned margin. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the difference between the initial award value plus its additions and its estimated realization value (appraisal) when the first is higher.

NOTE 18 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of December 31, 2010 and 2009, the composition of the item is as follows:

	As of December 31,	
	2010 MCh$	2009 MCh$
Deposits and other demand liabilities		
Checking accounts	3,330,352	2,776,607
Other deposits and demand accounts	368,934	303,495
Other demand liabilities	537,148	453,432
Totals	4,236,434	3,533,534
Time deposits and other time liabilities		
Time deposits	7,154,396	4,219,392
Time savings account	103,191	98,985
Other time liabilities	1,170	2,856,880
Totals	7,258,757	7,175,257

NOTE 19 - INTERBANK BORROWINGS:

At December 31, 2010 and 2009, interbank borrowings are made up of the following:

		As of December 31,	
		2010	2009
		MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile			
Other obligations with Central Bank of Chile		1,307	1,850
	Subtotals	1,307	1,850
Loans from domestic financial institutions			
The Royal Bank of Scotland		-	1,500
The Bank of Tokyo Mitsubishi		-	4,800
Banco de Crédito e Inversiones		-	20,001
	Subtotals	-	26,301
Loans from foreign financial institutions			
Citibank N.A. New York		211,145	91,994
Wachovia Bank N.A. Miami		172,549	211,480
Standard Chartered Bank, New York		253,147	193,176
Bank of America		162,390	131,784
Bayerische Landesbank		122,597	183,329
Bank of Montreal – Toronto		103,215	68,681
Commerzbank A.G.-Frankfurt		87,023	55,831
The Toronto Dominion Bank – Toronto		77,847	55,935
J.P. Morgan Chase Bank N.A. New York		67,763	63,501
Landesbank Baden-Wuerttemberg		65,732	50,802
Banco Latinoamericano de Export. S.A. Panama		46,915	-
Sumitomo Mitsui Banking Corporation		42,278	35,636
Intesa San Paolo SPA U.S.A.		42,191	45,833
Commerzbank N.A. – Miami		32,835	15,286
Royal Bank of Scotland – London		25,842	-
Banco do Brasil S.A. – London		19,278	-
Unicrédito Italiano New York		13,429	-
Deutsche Bank A.G. New York		12,652	13,971
BHF-Bank Aktiengesellscjatft		9,385	-
Banco Santander – Madrid		8,447	190,539
Banco Santander – Hong Kong		5,853	457,610
Banco Santander – Montevideo		-	75,155
Banesto New York		-	35,536
Banco Latinoamericano de Comercio		-	30,533
Others		237	12,027
	Subtotals	1,582,750	2,018,639
Totals		1,584,057	2,046,790

NOTE 19 - INTERBANK BORROWINGS, continued:

a) Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Totals Line of credit for renegotiation of obligations to the Central Bank of Chile	1,307	1,850

b) Loans from domestic financial institutions

These obligations' maturities are as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Due within 1 year	-	26,301
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	-	26,301

c) Foreign obligations

These obligations' maturities are as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Due within 1 year	1,458,479	1,812,296
Due after 1 year but within 2 years	110,218	206,343
Due after 2 year but within 3 years	14,053	-
Due after 3 year but within 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,582,750	2,018,639

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS:

As of December 31, 2010 and 2009, the composition of the item is as follows:

		As of December 31,	
		2010 MCh$	2009 MCh$
Other financial liabilities			
Obligations to public sector		102,541	90,144
Other domestic obligations		38,000	55,015
Foreign obligations		25,748	1,752
	Subtotals	166,289	146,911
Issued debt instruments			
Mortgage finance bonds		194,134	263,864
Senior bonds		3,310,679	2,068,786
Subordinated bonds		686,075	592,026
	Subtotals	4,190,888	2,924,676
Totals		4,357,177	3,071,587

Debt classified as short term are either demand obligations or will mature in one year or less. All other debt are classified as long term. The Bank's debts, both short and long-term, are summarized below:

	As of December 31, 2010		
	Long term MCh$	Short term MCh$	Total MCh$
Mortgage finance bonds	183,383	10,751	194,134
Senior bonds	2,763,572	547,107	3,310,679
Subordinated bonds	664,383	21,692	686,075
Issued debt instruments	3,611,338	579,550	4,190,888
Other financial liabilities	122,247	44,042	166,289
Totals	3,733,585	623,592	4,357,177

Santander

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

	As of December 31, 2009		
	Long term MCh$	Short term MCh$	Total MCh$
Mortgage bonds	213,853	50,011	263,864
Senior bonds	1,901,972	166,814	2,068,786
Subordinated bonds	592,026	-	592,026
Issued debt instruments	2,707,851	216,825	2,924,676
Other financial liabilities	109,013	37,898	146,911
Totals	2,816,864	254,723	3,071,587

a) Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.6% as of December 2010 (4.7% as of December 2009).

	As of December 31,	
	2010 MCh$	2009 MCh$
Due within 1 year	10,751	50,011
Due after 1 year but within 2 years	7,171	31,804
Due after 2 year but within 3 years	8,745	28,574
Due after 3 year but within 4 years	12,286	23,277
Due after 4 year but within 5 years	26,253	27,350
Due after 5 years	128,928	102,848
Total mortgage bonds	194,134	263,864

b) Senior bonds

The following table shows senior bonds by currency:

	As of December 31,	
	2010 MCh$	2009 MCh$
Santander bonds in UF	1,952,051	1,660,877
Santander bonds in US$	936,134	407,909
Santander bonds in CHF$	174,297	-
Santander bonds in $	248,197	-
Total senior bonds	3,310,679	2,068,786

Santander

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

In 2010 the Bank issued bonds for UF 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000; detailed as follows:

Series		Amount	Term	Issue rate	Date of issue	Maturity Date
F6	UF	1,090,000 (i)	5 years	3.50 % per annum simple	09/01/2009	09/01/2014
F7	UF	3,000,000 (ii)	4.5 years	3.30 % per annum simple	11/01/2009	05/01/2014
F8	UF	3,000,000 (iii)	4.5 years	3.60 % per annum simple	01/01/2010	07/01/2014
F9	UF	3,000,000 (iv)	5 years	3.70 % per annum simple	01/01/2010	01/01/2015
FA	UF	2,840,000 (v)	4 years	To maturity (bullet)	04/01/2010	04/01/2014
FB	UF	3,000,000 (vi)	5 years	3,0% annual due	04/01/2010	04/01/2015
FC	UF	4,000,000 (vii)	5 years	4.5% annual due	08/01/2010	08/01/2015
FD	UF	1,566,000 (viii)	5 years	To maturity (bullet)	09/01/2010	09/01/2015
Total	UF	21,496,000				
Floating rate note	USD	500,000,000 (ix)	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/ 2012
Fixed rate bond	USD	500,000,000 (x)	5 years	3.75 % per annum simple	09/15/2010	09/15/2015
Floating rate note	USD	200,000,000 (xi)	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2011
Total	USD	1,200,000,000				
Fixed rate bond	CHF	250,000,000 (xii)	5 years	2.25% coupon rate	11/16/2010	12/16/2015
Floating rate note	CHF	100,000,000 (xiii)	3 years	Libor (3 months) + 100 bp	11/16/2010	11/16/2013
Total	CHF	350,000,000 (xii)				
CLP bond	CLP	247,255,000,000 (xiv)	10 years	6.5% coupon rate	09/15/2010	09/22/2020
Total	CLP	247,255,000,000				

In 2009 the Bank issued bonds for UF 16,289,000 and USD 800,000.000.

Series		Amount	Term	Issue issue	Date of issue	Date of maturity
F1	UF	3,000,000	8 years	3.50 % per annum simple	05/02/2008	05/02/2016
F2	UF	2,379,000	9 years	4.20 % per annum simple	09/01/2008	09/01/2017
F3	UF	3,000,000	5 years	4.50 % per annum simple	02/01/2009	02/01/2014
F4	UF	3,000,000	4 years	4.50 % per annum simple	02/01/2009	02/01/2013
F5	UF	3,000,000	4.5 years	2.50 % per annum simple	05/01/2009	11/01/2013
F6	UF	1,910,000	5 years	3.50 % per annum simple	09/01/2009	09/01/2014
Total	UF	16,289,000				
144 A	USD	500,000,000	3 years	2.88 % per annum simple	11/13/2009	11/13/2012
144 A	USD	300,000,000	3 years	2.88 % per annum simple	11/13/2009	11/13/2012
Total	USD	800,000,000				

Santander

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

(i) As of December 2010 bonds in the amount of UF 1,090,000 have been issued covering the total issuance of series F6 bonds.

(ii) On November 1, 2009 a tranche of senior bonds totaling UF 3,000,000 corresponding to F7 series was registered in the SBIF is registry of securities. Such amount has been issued, covering the total issuance of the line.

(iii) As of December 2010 bonds in the amount of UF 3,000,000 have been issued covering the total issuance of series F8.

(iv) As of December 2010 bonds in the amount of UF 3,000,000 have been issued covering the total issuance of series F9.

(v) On April 1, 2010 a tranche of senior bonds totaling UF 3,000,000 corresponding to FA series with a 4 year term was registered in the SBIF's registry of securities. As of December 2010 UF 2,840,000 have been issued, leaving an unissued nominal value of UF 160,000 for this.

(vi) On April 1, 2010 a tranche of senior bonds totaling UF 3,000,000 corresponding to FB series with a 5 year term was registered in the SBIF's registry of securities. As of December 2010 UF 3,000,000 have been issued accounting for the entire issuance.

(vii) On August 1, 2010 a tranche of senior bonds totaling UF 4,000,000 corresponding to FC series with a 5 year term was registered in the SBIF's registry of securities. As of December 2010 UF 4,000,000 have been issued accounting for the entire issuance.

(viii) On April 1, 2010 a tranche of senior bonds totaling UF 3,000,000 corresponding to FD series with a 5 year term was registered in the SBIF's registry of securities. As of December 2010 UF 1,566,000 have been issued, leaving an unissued nominal value of UF 1,434,000 for this bond.

(ix) Senior Bond with floating rate maturing on April 12, 2012. The bond was issued at a private placement to institutional buyers classified according to Rule 144 A of the 1933 Securities Act of the United States (the "Securities Act").

(x) Fixed rate bond for USD 500,000,000, with a 3.75% coupon rate issued in a private placement among institutional buyers classified in accordance with Rule 144A of the Securities Act.

(xi) Floating Note for US$ 200,000,000 with a floating rate of 3 months LIBOR + 100 bps. At the end of December 2010, notes totaling according to USD 200,000,000 have been issued accounting for the entire issuance.

(xii) Fixed rate bond for CHF (Swiss francs) 250,000,000 with a 2.25% coupon rate. At the end of December 2010, bonds totaling CHF 250,000,000 have been issued accounting for the entire issuance.

(xiii) Floating note for CHF 100,000,000 with a a floating rate of 3 months LIBOR + 100 bps. At the end of December 2010, notes totaling CHF 100,000,000 have been issued accounting for the entire issuance.

(xiv) CLP Bond for $247,255,000,000 at 6.5% coupon rate. At the end of December 2010, bonds totaling $247,255,000,000 have been issued accounting for the entire issuance.

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Due within 1 year	547,107	166,814
Due after 1 year but within 2 years	374,727	218,339
Due after 2 years but within 3 years	389,813	438,446
Due after 3 years but within 4 years	390,953	378,064
Due after 4 years but within 5 years	340,331	171,647
Due after 5 years	1,267,748	695,476
Total bonds	3,310,679	2,068,786

c) Subordinated bonds

The following table shows, at the indicated dates, the balances of our subordinated bonds:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Subordinated bonds denominated in US $	244,957	278,087
Subordinated bonds denominated in UF	441,118	313,939
Total subordinated bonds	686,075	592,026

In 2010 the Bank issued subordinated bonds on the local market for UF 4,950,000, which is broken down as follows:

Series	Amount	Term	Interest rate	Date of issuance	Date of maturity
G2	UF 1,950,000	30 years	4.8 %per annum simple	06/17/2010	03/01/2038
G4	UF 3,000,000	30 years	3.9% annual due	07/01/2010	07/01/2040
Total	UF 4,950,000				

In 2009 the Bank issued subordinated bonds on the local market for UF 300,000, which is broken down as follows:

Series	Amount	Term	Interest rate	Date of issuance	Date of maturity
G2	UF 300,000	30 years	4.8 %per annum simple	01/26/2009	03/01/2038
Total	UF 300,000				

Santander

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

The maturities of these bonds, considered long term, is as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Due within 1 year	21,692	-
Due after 1 year but within 2 years	105,505	12,899
Due after 2 years but within 3 years	-	119,211
Due after 3 years but within 4 years	139,452	-
Due after 4 years but within 5 years	12,305	158,876
Due after 5 years	407,121	301,040
Total subordinated bonds	686,075	592,026

d) Other financial obligations

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Long term obligations		
Due after 1 years but within 2 years	4,606	4,583
Due after 2 years but within 3 years	3,090	3,515
Due after 3 years but within 4 years	28,786	3,556
Due after 4 years but within 5 years	3,194	27,868
Due after 5 years	82,571	69,491
Long-term financial obligations subtotals	122,247	109,013
Short term obligations:		
Amounts due to credit card operators	38,567	31,045
Acceptance of letters of credit	721	-
Other long-term financial obligations, short-term portion	4,754	6,853
Short-term financial obligations subtotals	44,042	37,898
Other financial obligations totals	166,289	146,911

Santander

NOTE 21 - MATURITIES OF ASSETS AND LIABILITIES:

As of December 31, 2010 and 2009, the detail of maturities of assets and liabilities is as follows:

As of December 31, 2010	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Subtotal up to 1 year MCh$	Between 1 and 5 years MCh$	More than 5 years MCh$	Subtotal after 1 year MCh$	Total MCh$
Assets									
Cash and deposits in banks	1,762,198	-	-	-	1,762,198	-	-	-	1,762,198
Unsettled transactions	374,368	-	-	-	374,368	-	-	-	374,368
Trading investments	-	26,572	10,918	188,295	225,785	150,427	3,458	153,885	379,670
Investments under resale agreements	-	170,985	-	-	170,985	-	-	-	170,985
Financial derivative contracts	-	94,417	109,729	289,492	493,638	749,688	381,052	1,130,740	1,624,378
Interbank loans (*)	17	69,709	-	-	69,726	-	-	-	69,726
Loans and accounts receivables from customers (**)	610,951	1,696,614	1,109,796	2,274,513	5,691,874	4,773,163	5,192,519	9,965,682	15,657,556
Available for sale investments	-	189,600	120,076	265,667	575,343	532,292	366,345	898,637	1,473,980
Held to maturity investments	-	-	-	-	-	-	-	-	-
Total assets	2,747,534	2,247,897	1,350,519	3,017,967	9,363,917	6,205,570	5,943,374	12.148.944	21,512,861
Liabilities									
Deposits and other demand liabilities	4,236,434	-	-	-	4,236,434	-	-	-	4,236,434
Unsettled transactions	300,125	-	-	-	300,125	-	-	-	300,125
Investments under repurchase agreements	-	284,020	9,769	936	294,725	-	-	-	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	6,336,376	898,241	24,140	922,381	7,258,757
Financial derivative contracts	-	137,501	155,431	343,771	636,703	696,219	311,057	1,007,276	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	1,459,787	124,270	-	124,270	1,584,057
Issued debt instruments	-	6,007	130,557	442,986	579,550	1,807,541	1,803,797	3,611,338	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	44,042	39,677	82,570	122,247	166,289
Total liabilities	4,680,319	2,626,345	2,189,575	4,391,503	13,887,742	3,565,948	2,221,564	5,787,512	19,675,254

(*) Interbank loans are presented as gross value. The amount of allocations totals Ch$54 million.
(**) Loans and accounts receivables from customers are presented as gross value. The amount of allocations totals Ch$442,238 million.

NOTE 21 - MATURITIES OF ASSETS AND LIABILITIES, continued:

As of December 31, 2009	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Subtotal up to 1 year MCh$	Between 1 and 5 years MCh$	More than 5 years MCh$	Subtotal after 1 year MCh$	Total MCh$
Assets									
Cash and deposits in banks	2,043,458	-	-	-	2,043,458	-	-	-	2,043,458
Unsettled transactions	468,134	-	-	-	468,134	-	-	-	468,134
Trading investments	37,151	521	2,541	663,359	703,572	71,262	23,705	94,967	798,539
Investments under resale agreements	-	14,020	-	-	14,020	-	-	-	14,020
Financial derivative contracts	-	54,140	73,784	166,202	294,126	732,143	367,609	1,099,752	1,393,878
Interbank loans (*)	-	23,412	-	-	23,412	-	-	-	23,412
Loans and accounts receivables from customers (**)	896,534	1,050,056	897,422	2,033,400	4,877,412	4,277,025	4,573,427	8,850,452	13,727,864
Available for sale investments	5,132	93,861	120,057	342,426	561,476	620,963	647,651	1,268,614	1,830,090
Held to maturity investments	-	-	-	-	-	-	-	-	-
Total assets	3,450,409	1,236,010	1,093,804	3,205,387	8,985,610	5,701,393	5,612,392	11,313,785	20,299,395
Liabilities									
Deposits and other demand liabilities	3,533,534	-	-	-	3,533,534	-	-	-	3,533,534
Unsettled transactions	275,474	-	-	-	275,474	-	-	-	275,474
Investments under repurchase agreements	-	191,118	317,187	606,300	1,114,605	-	-	-	1,114,605
Time deposits and other time liabilities	100,220	2,338,029	1,750,407	1,945,620	6,134,276	1,029,446	11,535	1,040,981	7,175,257
Financial derivative contracts	-	81,601	77,426	216,070	375,097	668,674	305,135	973,809	1,348,906
Interbank borrowings	3,726	69,060	350,645	1,417,016	1,840,447	206,343	-	206,343	2,046,790
Issued debt instruments	3,450	18,308	169,012	26,055	216,825	1,608,489	1,099,362	2,707,851	2,924,676
Other financial liabilities	32,443	1,163	604	3,688	37,898	39,522	69,491	109,013	146,911
Total liabilities	3,948,847	2,699,279	2,665,281	4,214,749	13,528,156	3,552,474	1,485,523	5,037,997	18,566,153

(*) Interbank loans are presented as gross value. The amount of allowances totals Ch$42 million.

(**) Loans and accounts receivables from customers are presented as gross value. The amount of allowance for loan loss totals Ch$442,238 million.

NOTE 22 – PROVISIONS:

a) As of December 31, 2010 and 2009, the composition of the provisions item is as shown below:

	As of December 31, 2010 MCh$	As of December 31, 2009 MCh$
Provisions for personnel salaries and expenses.	36,016	31,208
Provisions for mandatory dividends	143,147	129,376
Provisions for contingent loans	5,636	4,077
Provisions for contingencies		
Available line of credit provision	34,545	-
Chapter B1 additional provision	39,800	-
Other contingent provisions	16,151	21,460
Country risk provisions	1	-
Totals	275,296	186,121

b) Below is the activity in provisions during the 2010 and 2009 periods:

	Provisions for					
	Personnel salaries and expenses MCh$	Contingent loans MCh$	Contingencies MCh$	Mandatory dividends MCh$	Country risk MCh$	Total MCh$
Opening balances as of January 1, 2010	31,208	4,077	21,460	129,376	-	186,121
Provisions established	36,538	3,714	89,586	143,147	1	272,986
Provisions used	(31,730)	(2,155)	(8,833)	(129,376)	-	(172,094)
Povisions released	-	-	(75,165)	-	-	(75,165)
Reclassifications	-	-	-	-	-	-
Other (*)	-	-	63,448	-	-	63,448
Balances as of December 31, 2010	36,016	5,636	90,496	143,147	1	275,296
Opening balances as of January 1, 2009	38,235	2,769	27,271	98,444	-	166,719
Provisions established	26,882	1,380	1,088	129,376	-	158,726
Provisions used	(31,934)	-	(586)	(98,444)	-	(130,964)
Provisions released	(1,975)	(72)	(14,793)	-	-	(16,840)
Reclassifications	-	-	7,283	-	-	7,283
Other	-	-	1,197	-	-	1,197
Balances as of December 31, 2009	31,208	4,077	21,460	129,376	-	186,121

(*) Corresponds to the effect of the first application of Chapter B-3 of the Compendium of Accounting Standars. For further information, see Note 2 about Accounting Changes.

NOTE 22 - PROVISIONS, continued:

c) Provisions for personnel salaries and expenses.

	As of December 31,	
	2010 MCh$	2009 MCh$
Provision for seniority compensation	1,882	312
Provision for stock-based personnel benefits	1,016	1,076
Provision for performance bonds	17,107	14,025
Provision for vacations	14,534	14,053
Provision for other personnel benefits	1,477	1,742
Totals	36,016	31,208

d) Movement in provision for seniority compensation:

	As of December 31,	
	2010 MCh$	2009 MCh$
Present value of obligations at beginning of the period	312	4,030
Increase in provisions	4,017	926
Payments made	(2,447)	(4,240)
Prepayments	-	-
Provisions released	-	(404)
Others	-	-
Totals	1,882	312

e) Movements in provision for performance bonds:

	As of December 31,	
	2010 MCh$	2009 MCh$
Opening balances as of January 1	14,025	18,005
Provisions established	17,107	14,897
Provisions used	(14,025)	(18,059)
Provisions released	-	(818)
Other	-	-
Totals	17,107	14,025

f) Movements in provision for personnel vacation:

	As of December 31,	
	2010 MCh$	2009 MCh$
Opening balances as of January 1	14,053	14,723
Provisions established	7,065	6,730
Provisions used	(6,584)	(7,320)
Provisions released	-	(80)
Other	-	-
Totals	14,534	14,053

NOTE 23 - OTHER LIABILITIES

The Other liabilities item's composition is as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Accounts and notes payable	63,026	79,491
Unearned income	1,547	2,081
Guarantees received (threshold)	68,217	148,308
Notes payable through brokerage and simultaneous transactions	53,856	14,802
Other liabilities	74,682	18,714
Totals	261,328	263,396

NOTE 24 -CONTINGENCIES AND COMMITMENTS:

a) Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2010 the Bank and its affiliates maintained provisions for these legal actions, totaling Ch$839 million (Ch$ 830 million as of December 31, 2009), which are part of the "Provisions for contingencies" item.

b) Contingent loans

The following table shows the Bank's contractual obligations to issue loans.

		As of December 31,	
		2010	2009
		MCh$	MCh$
Letters of credit issued		209,532	155,956
Foreign letters of credit confirmed		85,739	35,818
Guarantees		898,751	655,780
Pledges and other commercial commitments		166,550	169,931
	Subtotals	1,360,572	1,017,485
Available ondemand credit lines		4,832,359	4,615,787
Other irrevocable credit commitments		129,428	-
Totals		6,322,359	5,633,272

c) Held securities

The Bank holds securities in the normal course of its business as follows:

		As of December 31,	
		2010	2009
		MCh$	MCh$
Third party operations			
Collections		173,219	179,547
Assets from third parties managed by the Bank and its affiliates		66	66
	Subtotals	173,285	179,613
Custody of securities			
Securities held in custody		290,549	238,490
Securities held in custody deposited in other entity		611,145	387,207
Issued securities held in custody		9,944,224	7,371,486
	Subtotals	10,845,918	7,997,183
Totals		11,019,203	8,176,796

d) Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No.2435101, with the Chilena Consolidada de Seguros insurance company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2010 to June 30, 2011.

NOTE 24 -CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 onward of Law No.18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$67,703 million and time deposits totaling Ch$ 40,005 million as a guaranty of Private Investment Funds (P.I.F.) as of December 31, 2010.

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.210107110, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2011.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$46,070 million to cover simultaneous transactions.

In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$3,800 million as of December 31, 2010.

Santander Corredora de Seguros Limitada

a) **Insurance policies**

In accordance with Circular No.1,160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in in connection with its obligations as an intermediary in insurance contracts.

The company purchased a guarantee policy (No. 4323257) and a professional liability policy (No. 4323253) for its insurance brokers from Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2010 through April 14, 2011.

b) **Contingent loans and liabilities**

To satisfy its clients' needs the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position. Nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank's global risk.

Santander

NOTE 25 – EQUITY:

a) Capital stock and preferred shares

As of December 31, 2010 and 2009 the Bank had 188,446,126,794 authorized shares, all of which are subscribed for and paid in full. All shares are common shares, with no par value or other preferences.

The activity with respect to shares during 2010 and 2009 was as follows:

	Number of shares As of December 31,	
	2010	2009
Issued as of January 1	188,446,126,794	188,446,126,794
Paid-up shares issued	-	-
Owed shares issued	-	-
Stock options excercised	-	-
Issued as of	188,446,126,794	188,446,126,794

As of December 31, 2010 and 2009 the Bank does not have treasury shares, nor do any of the companies included in the Bank's scope of consolidation.

As of December 31, 2010 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding
Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,892,971,334	29,892,971,334	15.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0.05
Banks and stock brokers on behalf of third parties	8,277,713,845	-	8,277,713,845	4.39
Other minority holders	3,997,968,278	996,198,490	4,994,166,768	2.66
Totals			188,446,126,794	100.00

Santander

NOTE 25 – EQUITY, continued:

As of December 31, 2009 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding
Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	31,775,852,329	31,775,852,329	16.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	200,000,000	-	200,000,000	0.11
Banks and stock brokers on behalf of third parties	6,985,588,652	-	6,985,588,652	3.71
Other minority holders	4,303,410,966	-	4,303,410,966	2.28
Totals			188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b) Dividends

See the distribution of dividends in the Consolidated Statements of Changes in Equity.

c) As of December 31, diluted and basic earnings per share were as follows:

Note: Items in millions of pesos (MCh$) except share and earnings per share information	As of December 31, 2010 MCh$	2009 MCh$
a) Basic earnings per share		
Total income attributable to Bank shareholders	477,155	431,253
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic Earnings per share (in pesos)	2.532	2,288
b) Diluted earinings per share		
Total income attributable to Bank shareholders	477,155	431,253
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in pesos)	2.532	2.288

As of December 31, 2010 and 2009 the Bank did not have instruments that generated diluting effects on shareholders' equity.

NOTE 25 – EQUITY, continued:

d) Other comprehensive income of available for sale investments and cash flow hedge:

	As of December 31,	
	2010 MCh$	2009 MCh$
Available for sale investments		
Balance as of January 1	(29,304)	(20,019)
Gain (losses) on remeasuring available for sale investments, before tax	12,316	37,713
Reclassification adjustments on available for sale investments, before tax	-	-
Realized (gains) losses	(1,608)	(46,998)
Subtotals	10,708	(9,285)
Totals	(18,596)	(29,304)
Cash Flow Hedges		
Balance as of January 1	(3,162)	10,873
Gain (losses) on remeasuring cash flow hedges, before tax	15,120	(14,035)
Reclassification adjustments on cash flow hedges, before tax	-	-
Amounts removed from equity and included in carrying amount of non financial asset (liability) whose acquisition or incurrence was hedge as a highly probable transition	-	-
Subtotals	15,120	(14,035)
Totals	11,958	(3,162)
Other comprehensive income before taxes	(6,638)	(32,466)
Income tax over other comprehensive income components		
Income tax relating to available for sale investments	3,231	4,982
Income tax relating to cash flow hedges	(2,324)	537
Totals	907	5,519
Other comprehensive income, net of tax	**(5,731)**	**(26,947)**
Attributable to:		
Bank owners	(5,648)	(26,822)
Non controlling interest	(83)	(125)

NOTE 26 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank's merger in 2002, the SBIF has determined that the Bank's combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are weighted according to risk categories, which are assigned a risk percentage according to the capital needed to back each one of those assets. For example: Cash, deposits in banks, and financial instruments issued by the Central Bank of Chile have 0% risk, meaning that in accordance with existing regulation, the Bank does not need, capital to back those assets. Property, plant, and equipment, on the other hand, have 100% risk, which translates to a minimun capital requirement of 11% of the amount of those assets. All derivative instruments traded outside exchanges are also considered in the determination of risky assets using a conversion factor over their notional values to calculate their respective credit risk exposure. Additionally, current regulation considers contingent loans held off the Consolidated Statement of Financial Position as "loan equivalents" to be weighted.

According to Chapter 12-1 of the SBIF's RAN, (Recopilación Actualizada de Normas, updated compilation of rules) effective January 2010, the SBIF charged existing regulation with the enforcement of Chapter B-3 of the Compendium of Accounting Standards, which charged the risk exposure of contingent loans from 100% exposure to the following:

Type of contingent loan	Exposition
a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments	
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

NOTE 26 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of Basic capital and Effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets	
	As of December 31,		As of December 31,	
	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$
Balance-sheet assets (net of allowances)				
Cash and deposits in banks	1,762,198	2,043,458	-	-
Unsettled transactions	374,368	468,134	126,083	191,287
Trading investments	379,670	798,539	57,588	41,918
Investments under resale agreements	170,985	14,020	98,323	14,020
Financial derivative contracts (*)	1,452,068	1,391,886	871,872	837,692
Interbank loans	69,672	23,370	13,934	4,674
Loans and accounts receivables from customers	15,215,318	13,378,379	13,350,182	11,717,337
Available for sale investments	1,473,980	1,830,090	101,875	154,089
Investments in other companies	7,275	7,417	7,275	7,417
Intangible assets	77,990	77,260	77,990	77,260
Property, plant, and equipment	154,985	184,122	154,985	184,122
Current taxes	12,499	4,541	1,250	454
Deferred taxes	117,964	95,229	11,796	9,523
Other assets	640,937	452,559	474,135	269,313
Off-balance-sheet assets				
Contingent loans	3,173,789	1,160,118	1,897,977	693,009
Totals	25,083,698	21,929,122	17,245,265	14,202,115

(*) "Financial derivative contracts" are presented at their "Credit Equivalent Risk" value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (updated compilation of rules) issued by the SBIF.

The levels of Basic capital and Effective net equity at the close of each period are as follows:

	As of December 31,		Percentage As of December 31,	
	2010 MCh$	2009 MCh$	2010 %	2009 %
Basic capital	1,831,798	1,658,316	7.30	7.56
Effective net equity	2,503,898	2,214,092	14.52	15.59

NOTE 27 – NON CONTROLLING INTEREST

This item reflects the net amount of the subsidaries' net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non controlling interest in the affiliates' equity is summarized as follows:

As of December 31, 2010	Third-party share	Equity	Income	Other comprehensive income: Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Affiliates							
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	0.97	489	23	34	(6)	28	51
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,245	3,727	(117)	20	(97)	3,630
Santander Asset Management S.A. Administradora General de Fondos	0.02	14	6	-	-	-	6
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	135	8	-	-	-	8
Subtotals		26,886	3,764	(83)	14	(69)	3,695
Special Purpose Entities:							
Bansa Santander S.A.	100	1,643	(738)	-	-	-	(738)
Santander Gestión de Recaudación y Cobranza Limitada	100	1,720	(1,650)	-	-	-	(1,650)
Multinegocios S.A.	100	133	37	-	-	-	37
Servicios de Administración y Financieros Limitada	100	657	322	-	-	-	322
Servicios de Cobranzas Fiscalex Limitada	100	117	65	-	-	-	65
Multiservicios de Negocios Limitada	100	653	279	-	-	-	279
Subtotals		4,923	(1,685)	-	-	-	(1,685)
Totals		31,809	2,079	(83)	14	(69)	2,010

Santander

NOTE 27 - NON CONTROLLING INTEREST, continued:

The non controlling interest in equity and the affiliates' income as of December 31, 2009 is summarized as follows:

				Other comprehensive income			
As of December 31, 2009	Third-party share %	Equity 12.31.09 MCh$	Income MCh$	Available for sale investments MCh$	Deferred tax MCh$	Total other comprehensive income MCh$	Comprehensive income MCh$
Affiliates							
Santander Agente de Valores Limitada (former Santander S.A. Agente de Valores)	0.97	437	63	(2)	-	(2)	61
Santander S.A. Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	22,612	3,156	(123)	21	(102)	3,054
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	5	-	-	-	5
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	127	14	-	-	-	14
Subtotals		23,193	3,238	(125)	21	(104)	3,134
Special Purpose Entities:							
Bansa Santander S.A.	100	2,380	(412)	-	-	-	(412)
Santander Gestión de Recaudación y Cobranza Limitada	100	3,368	1,542	-	-	-	1,542
Multinegocios S.A.	100	96	28	-	-	-	28
Servicios Administración y Financieros Limitada	100	336	380	-	-	-	380
Servicios de Cobranzas Fiscalex Limitada	100	51	48	-	-	-	48
Multiservicios de Negocios Limitada	100	375	229	-	-	-	229
Subtotals		6,606	1,815	-	-	-	1,815
Totals		29,799	5,053	(125)	21	(104)	4,949

NOTE 28 -INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a) On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	As of December 31,							
	2010				2009			
Items	Interest MCh$	Adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Adjustments MCh$	Prepaid fees MCh$	Total MCh$
Repurchase agreements	2,041	105	-	2,146	16,903	3,603	-	20,506
Interbank loans	934	-	-	934	262	-	-	262
Commercial loans	473,559	65,972	3,089	542,620	574,912	(65,137)	3,016	512,791
Mortgage loans	188,940	101,979	5,415	296,334	182,262	(88,801)	4,109	97,570
Consumer loans	481,860	1,533	2,899	486,292	506,896	(1,844)	3,249	508,301
Investment instruments	47,512	13,194	-	60,706	47,331	(20,646)	-	26,685
Other interest income	6,176	1,026	-	7,202	3,102	1,897	-	4,999
Interest income	1,201,022	183,809	11,403	1,396,234	1,331,668	(170,928)	10,374	1,171,114

b) As indicated in section i) of Note 1, suspended interest is recorded in suspense accounts (off-balance-sheet accounts) until it are effectively received.

At the period end, the detail of income from suspended interest is as follows:

	As of December 31,							
	2010				2009			
Off balance sheet	Interest MCh$	Adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Adjustments MCh$	Prepaid fees MCh$	Total MCh$
Commercial loans	22,675	3,345	-	26,020	21,224	3,933	-	25,157
Mortgage loans	3,956	3,501	-	7,457	5,570	2,726	-	8,296
Consumer loans	16,282	498	-	16,780	32,788	(671)	-	32,117
Totals	42,913	7,344	-	50,257	59,582	5,988	-	65,570

Santander

NOTE 28 -INTEREST INCOME AND EXPENSE, continued:

c) On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	As of December 31,							
	2010				2009			
Items	Interest MCh$	Adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Adjustments MCh$	Prepaid fees MCh$	Total MCh$
Demand deposits	(511)	(378)	-	(889)	(704)	(167)	-	(871)
Repurchase agreements	(2,164)	(215)	-	(2,379)	(15,372)	572	-	(14,800)
Time deposits and liabilities	(169,875)	(51,784)	-	(221,659)	(293,658)	65,909	-	(227,749)
Interbank borrowings	(29,872)	(33)	-	(29,905)	(29,030)	64	-	(28,966)
Issued debt instruments	(132,415)	(55,124)	-	(187,539)	(112,549)	49,801	-	(62,748)
Other financial liabilities	(4,941)	(988)	-	(5,929)	(3,834)	1,447	-	(2,387)
Other interest expense	(109)	(6,098)	-	(6,207)	(1,994)	(71)	-	(2,065)
Interest expenses totals	(339,887)	(114,620)	-	(454,507)	(457,141)	117,555	-	(339,586)

d) At the end of the period the summary of interest and expenses is as follows:

	As of December 31,	
Items	2010 MCh$	2009 MCh$
Interest income	1,396,234	1,171,114
Interest expense	(454,507)	(339,586)
Interest income	941,727	831,528
Income from hedge accounting (net)	(2,008)	24,988
Total net interest income	939,719	856,516

NOTE 29 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument's effective interest rate:

	As of December 31,	
	2010 MCh$	2009 MCh$
Fee and commission income		
Fees and commissions for lines of credits and overdrafts	15,603	25,822
Fees and commissions for guarantees and letters of credit	22,852	24,558
Fees and commissions for card services	107,047	96,388
Fees and commissions for management of accounts	27,011	27,566
Fees and commissions for collections and payments	60,136	65,782
Fees and commissions for intermediation and management of securities	10,882	7,808
Fees and commissions for investments in mutual funds or others	39,952	30,766
Compensation for marketing of securities	32,783	16,307
Office banking	9,435	8,586
Other fees earned	12,482	12,342
Totals	338,183	315,925

	As of December 31,	
	2010 MCh$	2009 MCh$
Fee and commission expense		
Compensation for card operation	(51,148)	(44,718)
Fees and commissions for securities transactions	(1,781)	(1,276)
Office banking	(7,603)	(6,034)
Other fees	(14,069)	(9,767)
Totals	(74,601)	(61,795)
Net fees and commissions income	263,582	254,130

The fees earned through transactions with letters of credit are recorded in the Consolidated Statement of Income in the "Interest income" item.

NOTE 30 - INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2010 and 2009, the detail of income from financial operations is as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Net income from financial operations		
Trading derivatives	3,598	(102,825)
Trading investments:	31,058	49,220
Sale of loans and accounts receivables from customers		
Current portfolio	2,573	542
Written-off portfolio	9,824	8,689
Available for sale investments	(8,319)	47,335
Other income from financial operations	21	926
Totals	38,755	3,887

NOTE 31 - NET FOREIGN EXCHANGE INCOME:

This item includes the income earned from foreign currency trading, differences that arise from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their divestiture.

As of December 31, 2010 and 2009, the detail of foreign exchange income is as follows:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Currency exchange differences		
Net profit (loss) from currency exchange differences	273,997	401,695
Hedging derivatives	(215,721)	(266,221)
Income from adjustable assets in foreign currency	(3,176)	(10,138)
Income from adjustable liabilities in foreign currency	2,133	37,905
Totals	57,233	163,241

NOTE 32 - PROVISION FOR LOAN LOSSES:

The 2010 and 2009 activity for provision for loan losses recorded on the income statement is as follows:

As of December 31, 2010	Interbank loans	Loans and accounts receivables from customers			Contingent credits	Total
		Commercial loans	Mortgage loans	Consumer loans		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances and charge-offs						
- Individual evaluations	(131)	(58,477)	-	-	(3,416)	(62,024)
- Group evaluations	-	(65,652)	(16,300)	(187,740)	(298)	(269,990)
Total allowances and charge-offs	(131)	(124,129)	(16,300)	(187,740)	(3,714)	(332,014)
Allowances released						
- Individual evaluations	119	10,828	-	-	1,936	12,883
- Group evaluations	-	8,683	952	7,135	219	16,989
Total released allowances	119	19,511	952	7,135	2,155	29,872
Recovery of loans previously charged off	-	6,994	1,389	22,096	-	30,479
Net charge to income	(12)	(97,624)	(13,959)	(158,509)	(1,559)	(271,663)

As of December 31, 2009	Interbank loans	Loans and accounts receivables from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances and charge-offs						
- Individual evaluations	(7)	(34,739)	-	-	(1,380)	(36,126)
- Group evaluations	-	(73,774)	(14,061)	(276,530)	-	(364,365)
Total allowances and charge-offs	(7)	(108,513)	(14,061)	(276,530)	(1,380)	(400,491)
Allowances released						
- Individual evaluations	-	5,635	-	-	-	5,635
- Group evaluations	-	1,718	1,450	18,495	72	21,735
Total released allowances	-	7,353	1,450	18,495	72	27,370
Recovery of loans previously charged off	-	8,446	2,560	28,268	-	39,274
Net charge to income	(7)	(92,714)	(10,051)	(229,767)	(1,308)	(333,847)

NOTE 33 - PERSONNEL SALARIES AND EXPENSES:

a) Composition of personnel salaries and expenses

	As of December 31,	
	2010 MCh$	2009 MCh$
Personnel salaries	157,578	152,695
Bonuses or gratifications	62,958	47,983
Stock-based compensation:	2,042	2,371
Seniority compensation	6,275	3,075
Pension plans	936	100
Training expenses	1,616	1,452
Day care and kindergarten	1,960	1,582
Health funds	2,671	2,519
Welfare fund	440	462
Other personnel expenses	13,789	12,245
Totals	250,265	224,484

b) Stock-based benefits

Banco Santander Chile and its Affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall wide and individual targets over the course of a time period exceeding one year.

Long-term incentive policy

In 2007, the Parent Company's Board of Directors approved a long-term incentive plan (PI06) consisting of granting stock-options on Banco Santander S.A. (the Parent Company) shares for the 2008-2010 period. This plan focuses on the Santander Group's executive directors and certain executive employees in Spain and other Santander Group companies.

As of December 31, 2008 approximately 90 of the Bank's executives enrolled in Plan PI06 exercised 3,099,850 options over Banco Santander S.A. shares. (the Parent Company located in Spain) at a price of 9,09 per share.

Stock performance plan

This consists of a multi-year incentive plan with compensation in the Parent Company's shares. The plan's beneficiaries are the Executive Directors, other members of Top Management and other Bank employees designated by the Parent Company's Board of Directors or, by delegation from it, the Executive Committee. The shares are distributed if the following conditions are met:

i. The share price reaches the top 10 as compared to 30 other global banks.
ii. Earnings per share reach the top 10 as compared to 30 other global banks.
iii. The Bank has achieved its commercial and financial budget objectives in the last two years.
iv. The executive has achieved his/her personal goals during the last two years and has continued to work at the Bank until the end of the program.

This plan involves cycles of shares given to the beneficiaries. Each cycle has a three-year length, so a cycle will begin every year and, from 2007 onward, another cycle will simultaneously terminate. The objective is to establish an adequate sequence between the end of the incentive program linked to the previous plan (PI06) and the successive cycles of this plan. Accordingly, the first two cycles began in July 2007, the first cycle had a two-year length (PI09), and the second cycle has a standard three-year length (PI10). In June 2008 and 2009 the third-cycle (PI11) and fourth-cycle (PI12) incentive plans were approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In 2010, the beginning of the fifth cycle was approved. This new cycle has a standard term of three years and began to impact the Consolidated Statements of Income in 2010.

For each cycle and beneficiary who remains employed at the Bank throughout the plan's term, the Parent determines a maximum number of shares that may be granted. The objectives to be fulfilled, which will determine the number of shares to be granted, were defined by comparing the Santander Group's performance with that of a reference group of financial institutions. These objectives are linked to two parameters: Total Shareholder Return (TSR) and Increase in Earnings per Share (EPS), each of which has a 50% weighting in the determination of the percentage of shares to be granted.

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The TSR and the growth of EPS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the amount of shares to be granted according to the following scale and based on the relative position of the Parent Company:

The achievement of objectives chart for the I09, I10, and I11 plans is as follows:

Santander's position in the TSR Ranking	Maximum percentage of shares earned	Santander's position in the EPS growth ranking	Maximum percentage of shares earned
1st to 6th	50%	1st to 6th	50%
7°	43%	7°	43%
8°	36%	8°	36%
9°	29%	9°	29%
10°	22%	10°	22%
11°	15%	11°	15%
12th and above	0%	12th and above	0%

For the I12 and I13 plans only TSR is measured:

Santander's position in the TSR Ranking	Maximum percentage of shares earned
1st to 5th	100%
6°	82.5%
7°	65.0%
8°	47.5%
9°	30.0%
10th and above	0.0%

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If it is below the median, all the share distributions will be voided.

As of December 31, 2010 the aforementioned objectives were achieved in their entirety, so the Bank recorded a cost for the period of Ch$2,042 million, which corresponds to the fair value of Plan I10 (which ended on June 30, 2010), Plan I11, Plan I12, and Plan I13 for the shares granted; this sum was charged to income in the specific period in which the beneficiaries provided their services to Banco Santander Chile. This program had no diluting effects on the non-controlling interests. This fair value was calculated as described below:

The fair value of the 50% which is linked to the TSR was determined by Santander Group on the basis of the Monte Carlo valuation model with 10,000 simulations ran to determine the TSR for each of the reference Group companies, considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI09	PI10	PI11	PI12	PI13
Expected volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Historical annual dividend return	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free interest rate	4.47%	4.49%	4.83%	2.04%	3.33%

(*) Determined on the basis of historical volatility over the course of the period (two or three years).

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

The simulation model's application yields a percentage value of 42.7% for PI09, 42.3% for PI10 and 44.9% for the second cycle for PI11, 55.4% for PI12, (which is applied to 50% of the value of the granted shares to determine the carrying amount of the incentive's TSR-based portion) and finally 49.64% for PI13. Since this valuation is related to a market condition, it cannot be adjusted after the date on which the shares are granted.

In view of the high correlation between the TSR and EPS, it can reasonably be concluded that the TSR value is also valid for EPS in a high percentage of cases. Accordingly, it was determined that the fair value of the portion of the plans linked to the Bank's relative EPS position, for example the remaining 50% of the shares granted, was the same as the 50% corresponding to TSR. Since this valuation does not refer to market conditions, the number of shares expected to be granted will be re-examined and adjusted on a per-annum basis.

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price €	Group of employees	Number of individuals	Date of commencement of the exercise period	Date of termination of exercise period
Plans in force on January 1, 2005						
Options granted (Plan I06)	4,284,700	9,09 (**)	Managers	123	01/15/2008	01/15/2009
Options exercised	-	-	-			
Options cancelled or not exercised	(267,700)	-	-	(6)	01/15/2008	01/15/2009
Plans in force on January 31, 2005	4,017,000					
Options exercised	-	-	-	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9,09	Managers	(5)	01/15/2009	01/15/2009
Plans in force on January 31, 2006	3,850,400					
Options granted (Plan I09)	270,823	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	12,844	-	Other non-managerial positions	23	07/01/2006	06/30/2009
Options granted (Plan I10)	276,048	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	12,720	-	Other non-managerial positions	23	07/01/2007	06/30/2010
Options cancelled, net (Plan I06)	(184,900)	9,09	Managers	-	-	-
Plans in force on January 31, 2007	4,237,935					
Options granted (Plan I09)	134,985	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	6,401	-	Other non-managerial positions	22	07/01/2006	06/30/2009
Options granted (Plan I10)	676,553	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	31,174	-	Other non-managerial positions	22	07/01/2007	06/30/2010
Options granted (Plan I11)	395,236	-	Managers	161	07/01/2008	06/30/2011
Options granted (Plan I11)	26,559	-	Other non-managerial positions	53	07/01/2008	06/30/2011
Options cancelled, net (Plan I06)	(565,650)	-	-	-	04/15/2009	01/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-	Managers	90	-	-
Plans in force on January 31, 2008	1,843,343					
Options granted (Plan I09)	269,472	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I09)	12,780	-	Other non-managerial positions	22	07/01/2006	06/30/2009
Options granted (Plan I10)	566,568	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I10)	26,106	-	Other non-managerial positions	22	07/01/2007	06/30/2010
Options granted (Plan I11)	661,968	-	Managers	161	07/01/2008	06/30/2011
Options granted (Plan I11)	44,483	-	Other non-managerial positions	53	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-	Managers	157	07/01/2009	06/30/2012
Options granted (Plan I12)	36,848	-	Other non-managerial positions	76	07/01/2009	06/30/2012
Options exercised (Plan I09)	(675,280)	-	Managers	159	-	-
Options exercised (Plan I09)	(32,025)	-	Other non-managerial positions	22	-	-

NOTE 33 - PERSONNEL SALARIES AND EXPENSES, continued:

Below is a table which provides a detail of the foregoing, continued:

	Number of shares	Excercise price €	Group of employees	Number of individuals	Date of commencement of the exercise	Date of termination of exercise period
Plans in force on January 31, 2009	3,082,145					
Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I10)	9,070	-	Other non-managerial positions	19	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I11)	31,171	-	Other non-managerial positions	47	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options granted (Plan I12)	43,787	-	Other non-managerial positions	63	07/01/2009	06/30/2012
Options granted (Plan I13)	376,049	-	Not distributed	-	07/01/2010	06/30/2013
Options exercised (Plan I10)	(1,757,145)	-	Managers	162	-	-
Options exercised (Plan I10)	(79,070)	-	Other non-managerial positions	19	-	-
Plans in force on January 31, 2010	3,066,094					
Plan I11	1,717,189	-				
Plan I12	972,856	-				
Plan I13	376,049	-				

(**) The exercise price for the options under Plan I06 was 9.09 Euros per share, which is the weighted average of the average daily market price of the Bank shares over the continuous market for the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06, adopted at the Annual General Meeting of the Parent Company on June 18, 2005. Such plan maintained a restriction on exercising the option 15 days prior to the 2008 Financial Statement closing date, which explains why the options not exercised before December 15, 2008 were cancelled in their entirety.

NOTE 34 – ADMINISTRATIVE EXPENSES:

As of December 31, 2010 and 2009, the composition of the item is as follows:

	As of December 31,	
	2010 MCh$	2009 MCh$
General administrative expenses		
Maintenance and repair of property, plant and equipment	11,165	10,260
Office lease	18,875	17,202
Equipment lease	156	228
Insurance payments	1,740	1,183
Office supplies	6,693	6,626
Information technology and communication expenses	21,092	19,789
Lighting, heating, and other utilities	5,504	6,204
Security and valuables transport services	10,185	10,136
Representation and personnel travel expenses	4,024	3,789
Judicial and notarial expenses	6,466	4,470
Fees for technical reports	4,171	5,665
Fees for professional services	648	631
Other general administrative expenses	2,564	3,012
Outsourced services		
Data processing	20,066	14,585
Other	10,017	9,398
Board expenses		
Compensation to Board members	894	645
Marketing expenses		
Publicity and advertising	14,228	13,847
Taxes, payroll taxes and contributions		
Real estate contributions	1,655	1,886
Patents	1,663	1,701
Other taxes	28	24
Contributions to SBIF	5,509	5,431
Totals	147,343	136,712

Santander

NOTE 35 – DEPRECIATION AND AMORTIZATION:

a) a) The values of depreciation and amortization charges during the 2010 and 2009 periods are detailed below:

	As of December 31,	
	2010 MCh$	2009 MCh$
Depreciation and amortization		
Depreciation of property, plant and equipment	(22,175)	(21,691)
Amortizations of Intangible assets	(27,228)	(24,932)
Impairment of property, plant, and equipment	(4,925)	(75)
Totals	(54,328)	(46,698)

b) b) The reconciliation between the book values and the balances as of December 31, 2010 and 2009 is as follows:

	Depreciation, amortization, and impairment 2010		
	Property, plant and equipment MCh$	Intangible assets MCh$	Total MCh$
Balance as of January 1	(43,054)	(51,101)	(94,155)
Depreciation and amortization charges in the period	(22,175)	(27,228)	(49,403)
Impairment	(4,925)	-	(4,925)
Sales and disposals in the period	778	-	778
Balance as of December 31	(69,376)	(78,329)	(147,705)

	Depreciation, amortization, and impairment 2009		
	Property, plant and equipment MCh$	Intangible assets MCh$	Total MCh$
Balance as of January 1	(21,414)	(26,169)	(47,583)
Depreciation and amortization charges in the period	(21,691)	(24,932)	(46,623)
Impairment	(75)	-	(75)
Sales and disposals in the period	126	-	126
Balance as of December 31	(43,054)	(51,101)	(94,155)

As of December 2010, the amount of impairment of property, plan, and equipment totaled Ch$ 4,925 million due to the Earthquake on February 27, 2010 which affected some of the offices located at the damaged zone for a total Ch$4,739 million in offices and Ch$186 million for ATMs. As of December 31, 2009 the amount of impairment to property, plant, and equipment totaled Ch$75 million for damages to ATMs.

NOTE 36 – OTHER OPERATING INCOME AND EXPENSES:

a) b) Other operating income are comprised of the following components:

		As of December 31,	
		2010 MCh$	2009 MCh$
Income from assets received in lieu of payment			
Income from sale of assets received in lieu of payment		2,838	2,462
Recovery of charge-offs and income from assets received in lieu of payment		2,706	4,944
	Subtotals	5,544	7,406
Income from sale of investments in other companies (*)			
Gain on sale of investments in other companies		-	1,859
	Subtotals	-	1,859
Other income			
Leases		117	1,123
Gain on sale of property, plant and equipment (**)		31,246	7,622
Recovery of provisions for contingencies		7,040	14,793
Compensation from insurance companies due to earthquake		3,175	-
Others (***)		36,278	440
	Subtotals	77,856	23,978
Totals		83,400	33,243

(*) On March 10, 2009 Visa Inc. transferred to Banco Santander Chile 34,093 class LAC shares. On March 20, 2009 51% of these shares were sold, corresponding to 17,387 shares at $27,442 per share, generating a sale profit of Ch$447 million.

On June 26, 2009 16,049 MasterCard shares were sold. At the time of sale their accouning value was Ch$83 million and their selling price was Ch$1,453 million generating a sale profit of Ch$1,370 million.

(**) In April 2010, Banco Santander Chile sold 5 offices. At the time of sale the total accounting value of these assets was Ch$4,927 million, their selling price was Ch$11,547 million, generating a Ch$ 6,620 profit million.

In June 2010, Banco Santander Chile sold 11 offices. At the time of sale the total accounting value of these assets was Ch$8,138 million their selling price was Ch$14,546 million generating a Ch$ 6,408 million profit.

In July 2010, Banco Santander Chile sold a piece of property. At the time of sale the total accounting value of this good was Ch$380 million, its selling price was Ch$376 million, generating a Ch$ 4 million loss, included in the "other operating expenses" line.

In October 2010, Banco Santander Chile tendered the sale of 16 offices. The sale was awarded by Compañia de Seguros CorpSeguros S.A. for Ch$18,479 million (UF 861,320), which generated an approximate profit for Ch$10,229 million. Its accounting value was Ch$8,250 million (UF 387,227). The bill of sale was signed on October 2010.

In November 2010, Banco Santander Chile sold a piece of property. At the time of sale the total accounting value of this good was Ch$158 million, its selling price was Ch$220 million, generating a Ch$ 62 million profit.

In December 2010, Banco Santander Chile sold 11 offices. At the time of sale the total accounting value of these assets was Ch$4,257 million their selling price was Ch$11,934 million generating a Ch$ 7,677 million profit.

(***) This line includes the release of additional provisions for Ch$ 35,804 million due to the recalibration of the model for establishing contingent allowances according to Chapter B-3 from the SBIF Compendium of Accounting Standards.

Santander

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES, continued:

b) b) Other operating expenses are comprised of the following components:

		As of December 31,	
		2010	2009
		MCh$	MCh$
Provisions and expenses for assets received in lieu of payment			
Charge-offs of assets received in lieu of payment		10,815	8,192
Provisions for assets received in lieu of payment		3,647	2,757
Expenses for maintenance of assets received in lieu of payment		2,392	2,922
	Subtotals	16,854	13,871
Credit card expenses			
Credit card expenses		3,102	3,004
Credit card memberships		3,675	2,898
	Subtotals	6,777	5,902
Customer services		7,756	8,807
Other expenses			
Operating charge-offs		4,843	3,106
Life insurance and general product insurance policies		5,703	4,553
Additional tax on expenses paid overseas		2,174	1,728
Expenses for mortgage credits		1,868	814
Losses on sale of property, plant and equipment		21	24
Expenses for foreign trade operations		128	306
Income from leasing transactions		82	-
Provisions for contingencies (*)		47,476	1,088
Earthquake expenses		5,875	-
Others		2,511	4,206
	Subtotals	70,681	15,825
Totals		102,068	44,405

(*) This item includes the effect of additional provisions per available credit line for the period, totaling Ch$6,902 million. It also includes Ch$39,800 million corresponding to the early adoption of Chapter B-3 from the Compendium of Accounting Standards from the SBIF, according to Note 2.

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Affiliates and associated entities, the Bank's "related parties" include the "key personnel" of the Bank's executive staff (members of the Bank's Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank's directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as "business support companies."

Key personnel

This category includes members of the Bank's Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

a) Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of December 31, 2010				As of December 31, 2009			
	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Loans and accounts receivables								
Commercial loans	36,966	670	2,478	14,015	11,331	914	2,840	108,372
Mortgage loans	-	-	15,157	-	-	-	12,754	-
Consumer loans	-	-	2,182	-	-	-	1,744	-
Loans and accounts receivables	36,966	670	19,817	14,015	11,331	914	17,338	108,372
Provision for loan losses	(112)	(1)	(87)	(14)	(13)	(1)	(11)	(298)
Net loans	36,854	669	19,730	14,001	11,318	913	17,327	108,074
Guarantees	7,641	-	18,649	1,359	4,552	-	45,550	596
Contingent loans								
Personal gurantees	-	-	-	-	-	-	15,900	-
Letters of credit	2,964	-	-	-	1,868	-	-	-
Guarantees	12,307	-	-	84	134,644	-	-	259
Contingent loans	15,271	-	-	84	136,512	-	15,900	259
Provisions for contingent loans	(1)	-	-	-	(21)	-	-	-
Net contingent loans	15,270	-	-	84	136,491	-	15,900	259

The activity of loans to related parties during the years 2010 and 2009 is shown below:

	As of December 31,							
	2010				2009			
	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Balances as of January 1	147,843	914	17,339	108,631	107,815	51	14,845	110,099
New loans	11,954	256	6,901	11,600	176,516	2,268	24,178	30,220
Payments	(107,560)	(500)	(4,423)	(106,132)	(136,488)	(1,405)	(5,785)	(31,688)
Balances as of December 31	52,237	670	19,817	14,099	147,843	914	33,238	108,631

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

b) Assets and liabilities with related parties

	As of December 31,							
	2010				2009			
	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Assets								
Cash and deposits in banks	34,104	-	-	-	-	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	541,737	-	-	-	405,411	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	132,152	-	-	-	117,060	-	-	-
Liabilities								
Deposits and other demand liabilities	9,905	6,014	1,311	4,128	1,503	6,238	502	925
Investments under repurchase agreements	47,636	-	-	-	-	-	-	-
Time deposits and other time liabilities	320,622	-	1,657	48,749	411,295	-	1,126	21,652
Financial derivative contracts	317,601	-	-	-	245,574	-	-	-
Issued debt instruments	9,392	-	-	-	89,258	-	-	-
Other financial liabilities	153,913	-	-	-	55,156	-	-	-
Other liabilities	2,782	-	-	-	310	-	-	-

c) c) Income (expenses) recorded with related parties

	As of December 31,							
	2010				2009			
	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Companies of the Group MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Income (expense) recorded								
Income and expenses from interests and readjustments	(10,093)	55	1,279	7	(23,344)	42	308	(769)
Income and expenses from fees and services	70,359	48	102	93	56,822	71	79	50
Net income from financial and foreign exchange operations	86,457	-	(4)	4,098	129,046	-	2	(13,634)
Other operating revenues and expenses	(4,866)	-	-	-	(4,294)	-	-	-
Key personnel compensation and expenses	-	-	(29,879)	-	-	-	(28,663)	-
Administrative and other expenses	(20,738)	(21,777)	-	-	(13,107)	(16,666)	-	-
Totals	121,119	(21,674)	(28,502)	4,198	145,123	(16,553)	(28,274)	(14,353)

(*) Reflects derivative contracts that hedge Group positions in Chile

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

d) d) Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the "Personnel salaries and expenses" and/or "Administrative expenses" items of the Consolidated Statement of Income, corresponds to the following categories:

	As of December 31,	
	2010	2009
	MCh$	MCh$
Personnel salaries	14,801	13,531
Compensation to Board members	894	645
Bonuses or gratifications	10,038	10,318
Compensation in stock	1,372	1,676
Training expenses	77	49
Seniority compensation	1,104	1,759
Health funds	242	242
Other personnel expenses	417	343
Pension plans	934	100
Totals	29,879	28,663

e) Composition of key personnel

As of December 31, 2010 and 2009, the composition of the Bank's key personnel is as follows:

Positions	No. of executives	
	2010	2009
Directors	13	13
Division managers	18	13
Department managers	82	83
Managers	68	58
Total key personnel	181	167

Santander

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

f) Stock-based benefits

The following table details the activity in stock-based benefits paid to the key personnel of the Bank and its Affiliates. The detail for each of these benefit plans is described in section b) of Note 33.

	Number of shares	Excercise price €	Group of employees	Number of individuals	Date of commencement of the exercise period	Date of termination of the exercise period
Plans in force on January 1, 2005						
Options granted (Plan I06)	4,284,700	9.09 (**)	Managers	123	01/15/2008	01/15/2009
Options exercised	-	-	-	-	-	-
Options cancelled or not exercised	(267,700)	-	-	(6)	01/15/2008	01/15/2009
Plans in force on January 31, 2005	4,017,000	9.09				
Options exercised	-	-	-	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9.09	Managers	(5)	01/15/2009	01/15/2009
Plans in force on January 31, 2006	3,850,400	9.09				
Options granted (Plan I09)	270,823	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I10)	276,048	-	Managers	159	07/01/2007	06/30/2010
Options cancelled, net (Plan I06)	(184,900)	9.09	Managers	-	-	-
Plans in force on January 31, 2007	4,212,371	-				
Options granted (Plan I09)	134,985	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I10)	676,553	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I11)	395,236		Managers	161	07/01/2008	06/30/2011
Options cancelled, net (Plan I06)	(565,650)	-	-	-	04/15/2009	01/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-	Managers	90	-	-
Plans in force on January 31, 2008	1,753,645	-				
Options granted (Plan I09)	269,472	-	Managers	159	07/01/2006	06/30/2009
Options granted (Plan I10)	566,568	-	Managers	159	07/01/2007	06/30/2010
Options granted (Plan I11)	661,968	-	Managers	161	07/01/2008	06/30/2011
Options granted (Plan I12)	327,882	-	Managers	157	07/01/2009	06/30/2012
Options exercised (Plan I09)	(675,280)	-	Managers	159	-	-
Plans in force on January 31, 2009	2,904,255	-				
Options granted (Plan I10)	237,976	-	Managers	162	07/01/2007	06/30/2010
Options granted (Plan I11)	557,772	-	Managers	167	07/01/2008	06/30/2011
Options granted (Plan I12)	564,339	-	Managers	170	07/01/2009	06/30/2012
Options exercised (Plan I10)	(1,757,145)	-	Managers	162	-	-
Plans in force on January 31, 2010	2,507,197	-				
Plan I11	1,614,976	-				
Plan I12	892,221	-				

(**) The exercise price for the options under Plan I06 was 9.09 Euros per share, which is the weighted average of the average daily market price of the Bank shares over the continuous market for the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06, adopted at the Annual General Meeting of the Parent Company on June 18, 2005. Such plan maintained a restriction on exercising the option 15 days prior to the 2008 Financial Statement closing date, which explains why the options not exercised before December 15, 2008 were cancelled in their entirety.

NOTE 38 – PENSION PLANS:

During the second half of 2009, the Bank granted an additional benefit to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill all of the following conditions:

i. Aimed at Group management
ii. The general requisite to apply for this benefit is that the employee must be working at the Bank at age 60.
iii. The Santander Group will take on insurance (pension fund) on the employee's behalf for which it will pay a premium contribution periodically.
iv. The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he or designated beneficiaries fulfils the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive's death or total or partial disability, s/he or designated beneficiaries will be entitled to receive this benefit.

The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

During the second half of 2009, the Bank made a contribution of Ch$4,726 million, and a current contribution of Ch$267 million. The rights owned by the Bank for the Plan at the end of the 2010 period total Ch$5,170 million.

The amount of defined benefit agreements has been quantified by the Bank, based on the following criteria:

1. Calculation method:
   Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated in function of the fund contributions considered as a main variable, factors associated with the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

2. Updated actuarial assumptions:
   Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial assumptions considered in the calculations were:

	Post–employment plans 2010	Post–employment plans 2009
Mortality table	RV-2004	RV-2004
Disability table	PDT 1985	PDT 1985
Turnover rates	5.0%	5.0%

Assets related to the pension fund contributed by the Bank into the insurance company with respect to defined benefit plans are presented as net of associated commitments. The balance of this item at the end of the period is as follows:

Santander

NOTE 38 - PENSION PLANS, continued:

The period's activity for post-employment benefits is as follows:

	2010 MCh$	2009 MCh$
Plan assets	5,170	4,993
Commitments for defined-benefit plans		
For active personnel	(953)	(100)
Incurred by inactive personnel	-	-
Minus:		
Unrealized actuarial (gain) losses	-	-
Balances at the period end	4,217	4,893

The period's flow for post-employment benefits is as follows:

	2010 MCh$	2009 MCh$
a) Fair value of plan assets		
Balance at beginning of period	4,893	-
Expected return of insurance contracts	202	-
Employer contributions	43	4,993
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Other	32	-
Fair value of plan assets at end of period	5,170	4,993
b) Present value of obligations		
Present value of obligations at beginning of the period	-	-
Net incorporation of Group companies	-	-
Service cost	(941)	(100)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	(12)	-
Other	-	-
Present value of obligations at end of the period	(953)	(100)
Net balance at the period end	4,217	4,893

NOTE 38 - PENSION PLANS, continued:

Expected rate of return on plan assets and reimbursement rights:

	2010	2009
Expected rate of return on plan's assets	UF + 2.50% annual	UF + 2.50% annual
Expected rate of return on reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan expenses:

	2010 MCh$	2009 MCh$
Current period service cost	941	100
Interest cost	-	-
Expected return on plan assets	(202)	-
Expected return on insurance contracts linked to the Plan:		
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	12	-
Past service cost	-	-
Other	-	-
Totals	751	100

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be exchanged or settled, respectively, on that date between knowledgeable, willing parties in an arm's length transaction (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market ("estimated fair value").

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank's financial assets and liabilities are recorded and their fair value as of December 31, 2010 and 2009:

	As of December 31,			
	2010		2009	
	Amount recorded MCh$	Fair value MCh$	Amount recorded MCh$	Fair value MCh$
Assets				
Cash and deposits in banks	1,762,198	1,762,198	2,043,458	2,043,458
Unsettled transactions	374,368	374,368	468,134	468,134
Trading investments	379,670	379,670	798,539	798,539
Investments under resale agreements	170,985	170,985	14,020	14,020
Financial derivative contracts	1,624,378	1,624,378	1,393,878	1,393,878
Loans and accounts receivable from customers and interbank loans	15,284,990	17,624,736	13,401,749	15,075,810
Available for sale investments	1,473,980	1,473,980	1,830,090	1,830,090
Liabilities				
Deposits and interbank borrowings	13,079,248	13,191,439	12,755,581	12,446,748
Unsettled transactions	300,125	300,125	275,474	275,474
Investments under repurchase agreements	294,725	294,725	1,114,605	1,114,605
Financial derivative contracts	1,643,979	1,643,979	1,348,906	1,348,906
Issued debt instruments and other financial liabilities	4,357,177	4,598,640	3,071,587	3,184,880

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank's profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank's value as a going concern. Below is a summary of the methods used to estimate the fair value of the Bank's financial instruments:

a) Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments' short-term nature.

b) Unsettled transactions, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined through the use of market values or quotes by an available dealer, or the prices quoted on the market for similar financial instruments. Investments maturing in less than one year are valued at their recorded value because they are - in view of their short terms - deemed to have a fair value that does not significantly diverge from their recorded value. For the fair value estimates of debt investments or debt securities included in these items, additional variables and inputs are considered to the extent applicable, including an estimate of prepayment rates and the issuers' credit risk.

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

c) Loans and accounts receivable from customers and interbank loans

The fair values of commercial loans are estimates made by peforming a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of borrowers having a similar credit quality. The fair values of unearned loans are estimated by using the cash flow discount analysis stemming from the settlement of the underlying securities, if any (or other sources of payment), at an estimated discount rate. For floating-rate loans whose prices change frequently and are not subject to any significant change of credit risk, the estimated fair values are based on the recorded values. The fair values estimated for certain mortgage loans, credit cards, and other consumer loans are based on market values for similar loans, adjusted for differences in the loans' characteristics.

d) Deposits

The disclosed fair value of deposits that do not accrue interest and savings accounts is the amount payable on the reporting date, and accordingly, it is equal to the recorded amount. The fair value of time deposits is calculated by using a discounted cash flow calculation, which applies current interest rates being offered at the time to a calendar of monthly maturities established for time deposits. The value of long-term relations with depositors does not take into consideration the disclosed fair value estimate.

e) Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using the cash flow discount analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f) Financial derivative contracts

The estimated fair value of currency forward contracts was calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind the contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset's volatility and the counterparts' credit risk.

If there are no quoted prices on the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparts' credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy attributes the highest priority to unadjusted quoted prices on active markets, to identical (level 1) assets or liabilities, and a lower priority to measures which involve significant unobservable inputs or outputs (level 3 measurements). The three levels of the hierarchy of fair values are:

Level 1: inputs/outputs with (unadjusted) quoted prices on active markets for identical assets and liabilities which the Bank can access on the date of measurement.

Level 2: inputs/outputs other than the quoted prices included in level 1 which are observable for assets or liabilities, either directly or indirectly.

Level 3: inputs/outputs not observable for the asset or the liability.

The hierarchy level at which a measurement is classified is based on the lowest level of input/output which is significant for the measurement of the fair value of the financial instrument in its entirety.

The best evidence of a financial instrument's fair value at the initial time is the transaction price observed in the market (Level 1).

In cases where quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data.

Santander

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1) Chilean Government and Department of Treasury bonds
2) Average Chamber Swaps
3) FX Forward and Inflation.
4) Cross Currency Swaps (CCS)
5) FX Options.
6) Interest Rate Swap (IRS) FX.

Instruments which cannot be 100% observable in the market are valued according to other inputs which are observable in the market (Level 2). They include:

1) Mortgage bonds
2) Private paper
3) Deposits

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

1) Interest Rarte Swap (IRS) TAB.
2) Local currency interest rate options
3) Bonds (in our case, low liquidity bonds).

At the moment, the Bank has determined some financial instruments as Level 3 since the market value estimate is based on internal modelling information, which is observable market data.

The following instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
· Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
· UF options	Black – Scholes	There is no observable input of implicit volatility.
· Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
· Cross currency swaps with Metro de Santiago S.A.	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
· Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Sundry	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2010 and 2009:

As of December 31,	2010 MCh$	Fair Value Measurement Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Trading investments	379,670	348,638	31,032	-
Available for sale investments	1,473,980	1,097,487	376,224	269
Derivatives	1,624,378	-	1,520,339	104,039
Totals	3,478,028	1,446,125	1,927,595	104,308
Liabilities				
Derivatives	1,643,979	-	1,638,557	5,422
Totals	1,643,979	-	1,638,557	5,422

Santander

NOTE 39 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

As of December 31,	2009 MCh$	Measures of fair value Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Trading investments	798,539	798,539	-	-
Available for sale investments	1,830,090	1,830,090	-	-
Derivatives	1,393,878	-	1,181,660	212,218
Totals	4,022,507	2,628,629	1,181,660	212,218
Liabilities				
Derivatives	1,348,906	-	880,058	468,848
Totals	1,348,906	-	880,058	468,848

The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2010 and 2009:

	Assets MCh$	Liabilities MCh$
As of January 1, 2010	212,218	(468,848)
Total realized and unrealized profits (losses):		
Included in profit	(107,884)	474,270
Included in comprehensive income	(26)	-
Purchases, issuances, and placements (net)	-	-
As of December 31, 2010	104,308	5,422
Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2010	(107,910)	474,270

	Assets MCh$	Liabilities MCh$
As of January 1, 2009	81,304	(51,401)
Total realized and unrealized profits (losses):		
Included in profit	130,914	(417,447)
Included in comprehensive income	-	-
Purchases, issuances, and placements (net)	-	-
As of December 31, 2009	212,218	(468,848)
Total profits or losses included in income for 2009 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2009	130,914	(417,447)

The realized and unrealized profits (losses) included in income for 2010 and 2009, in the assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3) are recorded in the Income Statement under the "Net income from financial operations" item.

The potential effect as of December 31, 2010 and 2009 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Santander

NOTE 40 - RISK MANAGEMENT:

Introduction and general description

Through its activity with financial instruments, the Bank is exposed to several types of risk. The principal risks related to the financial instruments that are applicable to the Bank are the following:

- **Market risks:** these arise from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
    a. Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
    b. Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
    c. Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
    d. Inflation risk: this arises as a consequence of changes in Chile's inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

- **Credit risk:** this is the risk of one of the parties to a financial instrument failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss on the other party.

- **Liquidity risk:** liquidity risk is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds on onerous terms or damage its image and reputation

- **Operating risk:** this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank's reputation, may have legal or regulatory implications, or cause financial losses

This note includes information on the Bank's exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank's risk management structure, for which purpose it has an on-line corporate governance system with the international recommendations and trends, adapted to Chilean regulatory conditions and able to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board has established the Assets and Liabilities Committee ("ALCO"), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank's risks. To complement the ALCO in the risk management function, the Board also has three key committees: the Markets Committee ("CDM," the acronym in Spanish) the Executive Credit Committee ("CEC," the acronym in Spanish) and the Audit Committee ("CDA," the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank's management.

The ALCO is responsible for formulating the Bank's risk management policies according to guidelines of the Board, those of Santander Spain's Global Risk Department, and the regulatory requirements adopted by the Chilean Superintendency of Banks and Financial Institutions ("SBIF"). These policies have been created mainly to identify and analyze the risks faced by the Bank, determine the risk limits and appropriate controls, and keep track of the risks and comply with the limits. The Bank's risk management policies and systems are regularly reviewed to reflect the changes in market conditions and in products or services offered. Through training in and management of standards and procedures, the Bank seeks to develop a disciplined and constructive control environment in which all its employees understand their functions and obligations.

To carry out its duties, the ALCO works directly with the Bank's control and risk departments, whose joint objectives include the following:

- evaluate risks whose magnitude might threaten the Bank's solvency or which might potentially pose significant risks to its operations or reputation;
- ensure that the Bank is equipped with the means, systems, structures, and resources consistent with best practices, which enable the implementation of the risk management strategy;
- ensure the integration, control, and management of all the Bank's risks;
- apply homogeneous risk principles, policies and metrics throughout the Bank and its businesses;
- develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;
- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
- carry out the management of structural liquidity, interest rate and exchange rate risks, as well as those arising from the Bank's own resource base.

NOTE 40 - RISK MANAGEMENT, continued:

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk of different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to the new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank's Consolidated Statements of Income; set limits and alerts which guarantee the Bank's liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank's risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk: this is the risk of one of the parties to a financial instrument failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss on the other party. For credit risk management purposes, the Bank consolidates all the elements and components of the exposure to credit risk (for example, individual arrears by creditor, the innate risk of a given line of business or industry and/or geographic risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank's risk departments, whose roles are summarized below:

- Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish structure for the authorization of approval and renewal of credit applications. The Bank structures credit risk levels by assigning concentration limits on such risk for individual borrowers, industry segments, and countries. The authorization limits are assigned to the respective officers of the business unit (commercial, consumer, PYME), in order to be permanently monitored by Management. In addition, these limits are periodically reviewed. The risk evaluation teams at the branch level regularly interact with customers, but for large-scale operations, the risk teams of the parent and even the CEC work directly with the customers in the evaluation of credit risk and preparation of the loan applications. Even Banco Santander – Spain participates in the approval process of the most important loans, such as those made to customers or economic groups with amounts of debt that exceeds US$40 million.

- Limit concentrations of exposure to customers or counterparts, in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

- Develop and maintain the Bank's credit risk classifications, for the purpose of classifying risks according to the degree of exposure to financial loss that is faced by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

- Review and evaluate credit risk. Management's risk divisions are largely independent of the Bank's commercial division and evaluate all credit risks in excess of the specified limits, prior to loan approvals for customers or prior to the acquisition of specific investments. Renewals and revisions of loans are subject to similar processes.

  While preparing a loan application for a corporate customer, the Bank verifies multiple parameters such as ability to service debt (generally including the projected cash flows), the customer's financial history, and/or projections for the economic sector or industry in which it operates. The risk division is closely involved in this process. All applications contain an analysis of the customer's strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined on the basis of the customers' outstanding loan balances, but on the financial group's direct and indirect credit risk. For example, a corporation would be evaluated jointly with its subsidiaries and affiliates.

  Consumer loans are evaluated and approved by their respective risk divisions (individual, PYME), and the evaluation process is based on an evaluation system known as Garra (Claw) (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank's Board. The loan application process is based on a collection of information to determine the customer's financial condition and ability to pay. The parameters used to evaluate an applicant's credit risk include several variables, such as income level, duration of current employment, indebtedness and credit bureau reports.

NOTE 40 - RISK MANAGEMENT, continued:

- Provide advice, orientation and specialized knowledge to the business units in order to promote the Bank's best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectibility from issuers or counterparties, using internal and external evaluations, such as risk evaluators that are independent from the Bank. The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

In addition, the Bank operates with a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, performance bonds, and commitments to grant loans.

The guarantees and bonds imply an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party and secured by such performance bonds.

For commitments to grant loans, the Bank is potentially exposed to losses in an amount equivalent to the total unused amount of the commitment. However, the probable amount of loss is smaller than the total unused amount of the commitment. The Bank monitors the maturities of lines of credit because long-term commitments generally pose a higher credit risk than short-term commitments.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statement of Financial Position, the credit risk exposure is equal to their book value. For the financial guarantees granted, the maximum credit risk exposure is the maximum amount the Bank would have to pay if the guarantee were enforced.

Below is the distribution by financial asset of the Bank's maximum exposure to credit risk as of December 31, 2010 and 2009, without deduction of collateral or credit improvements received:

		As of December 31,	
	Note	2010 Amount of exposure MCh$	2009 Amount of exposure MCh$
Cash and deposits in banks	5	1,762,198	2,043,458
Unsettled transactions	5	374,368	468,134
Trading investments	6	379,670	798,539
Investments under resale agreements	7	170,985	14,020
Financial derivative contracts	8	1,624,378	1,393,878
Loans and accounts receivable from customers and interbank loans	9 and 10	15,284,990	13,401,749
Available for sale investments	12	1,473,980	1,830,090
Off-balance commitments:			
Letters of credit issued	24	209,532	155,956
Confirmed foreign letters of credit	24	85,739	35,818
Pledyes and other commercial commitments	24	898,751	655,780
Available credit lines	24	4,832,359	4,615,787
Pledges and other commercial commitments	24	166,550	169,931
Other irrevocable credit commitments	24	129,428	-
Totals		27,392,928	25,583,140

Santander

NOTE 40 - RISK MANAGEMENT, continued:

Credit quality is classified as described in the SBIF's Compendium of Standards as of December 31, 2010 and 2009:

As of December 31, 2010

Category	Commercial loans MCh$	Consumer loans MCh$	Mortgage loans MCh$	Total MCh$	%
A	-	2,323,908	-	2,323,908	14.8
A1	27,762	-	-	27,762	0.2
A2	3,186,771	-	4,288,903	7,475,674	47.5
A3	2,937,455	-	236,970	3,174,425	20.2
B	1,615,180	179,986	12,598	1,807,764	11.5
B-	-	75,655	-	75,655	0.5
C	-	77,812	-	77,812	0.5
C1	245,012	-	20,570	265,582	1.7
C2	85,442	-	9,554	94,996	0.6
C3	63,232	-	6,701	69,933	0.4
C4	72,437	-	21,234	93,671	0.6
D	-	43,429	-	43,429	0.3
D1	86,318	-	26,199	112,517	0.7
D2	55,746	-	28,408	84,154	0.5
Totals	8,375,355	2,700,790	4,651,137	15,727,282	100.0

As of December 31, 2009

Category	Commercial loans MCh$	Consumer loans MCh$	Mortgage loans MCh$	Total MCh$	%
A	-	1,895,241	-	1,895,241	13.8
A1	-	-	-	-	-
A2	3,187,959	-	3,808,195	6,996,154	50.9
A3	2,998,956	-	223,928	3,222,884	23.5
B	601,080	165,181	10,481	776,742	5.5
B-	-	69,150	-	69,150	0.5
C	-	74,735	3,636	78,371	0.6
C1	224,732	-	18,101	242,833	1.8
C2	97,885	-	8,640	106,525	0.8
C3	60,679	-	2,012	62,691	0.4
C4	56,985	-	27,294	84,279	0.6
D	-	39,742	-	39,742	0.3
D1	80,574	-	42,438	123,012	0.9
D2	39,324	-	14,328	53,652	0.4
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100.0

NOTE 40 - RISK MANAGEMENT, continued:

- The A categories pertain to borrowers that pose minimal credit risk.
- The B categories pertain to borrowers that pose a certain credit risk, having minimal inability to pay and a low vulnerability to defaulting on their financial obligations. This category includes borrowers whose ability to pay depends on favorable business and economic conditions. It may include those who have past-due contractual interests or principal payments but such impairment is not deemed inappropriate by the Bank, based on the level of available security interest and/or the stage of collection of the amounts owed to the Bank.
- The C and D categories pertain to impaired loans for which the Bank determines that the borrower will not be able to raise all the principal and interest owed pursuant to the terms of the loan agreement.

See Note 32 for a detail of the Bank's impaired loans and their respective allowances. See also Note 21 for a detail of the maturities of the Bank's financial assets.

Impairment of other financial instruments

As of December 31, 2010 and 2009, the Bank had no significant impairment of its financial assets other than loans and accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank's exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank's acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

The procedures for management and valuation of security interests are reflected in the internal risk management policy. The basic principles for credit risk management, which includes management of the security interests received in transactions with customers, are set forth in these policies. In this respect, the risk management model includes a determination of the existence of appropriate and sufficient security interests that enable recovery of the loan if the borrower's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of security interests conform to best market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, value of the interest for investment funds, etc. All collateral received must be properly documented and registered in the appropriate registry, and must be approved by the Bank's legal divisions.

The Bank also has rating tools which allow it to rank the credit quality of transactions or customers. In order to analyze the manner in which this probability fluctuates, the Bank has historical databases which store internally generated information. The rating tools vary according to the segment to which the customer being analyzed belongs (commercial, consumer, PYME, etc.).

Below is the detail of security interests, collateral or credit improvements provided to the Bank as of December 31, 2010 and 2009.

	2010 MCh$	2009 MCh$
Nonimpaired financial assets:		
Properties/mortgages	7,571,546	6,778,005
Investments and others	435,397	322,435
Impaired financial assets:		
Properties/mortgages	406,442	517,495
Investments and others	239,841	26,422
Totals	8,653,226	7,644,357

<u>Liquidity risk</u>

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

NOTE 40 - RISK MANAGEMENT, continued:

Liquidity risk management

The Bank is continually exposed to demands for cash arising from multiple banking transactions such as payments from checking accounts, payments on time deposits, payments of guarantees, disbursements for derivative transactions, etc. As is inherent in banking activity, the Bank does not hold enough cash to cover the balance of these positions, since experience shows that only a minimal amount of these funds will be withdrawn, which amount can be foreseen with a high degree of certainty.

The Bank's approach to liquidity management is to make as certain as possible that it always has enough liquidity to meet its obligations when they mature, under both normal circumstances and conditions of stress, without incurring unacceptable losses or running the risk of damage to the Bank's reputation. The Board sets limits at a minimum portion of maturing funds available to make these payments, and over a minimum level of interbank transactions and other loan facilities which must be available to cover unexpected levels of demand, which is periodically reviewed. Moreover, the Bank must comply with regulatory limits imposed by the SBIF for term asymmetries.

These limits affect the asymmetries of future flows of income and outlays on an individual basis. They are:

(i) asymmetries of up to 30 days for all currencies, up to the amount of basic capital;
(ii) asymmetries of up to 30 days for foreign currencies, up to the amount of basic capital; and
(iii) asymmetries of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as details of other expected cash flows stemming from future businesses. Based on that information, the treasury department maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units' liquidity needs are met through short-term transfers from the treasury department to cover any short-term fluctuations and long-term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the end of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank's Board. Periodic reports are generated, providing a detail of the liquidity position of the Bank and its Affiliates, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits have maturities of more than one year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk, and hence, the Bank actively manages this risk through continual supervision of the market trends and price management.

Exposure to liquidity risk

One of the key measures used by the bank to manage liquidity risk is the ratio of net liquid assets to customer deposits. For this purpose, the net liquid assets must include cash, cash equivalents and debt securities for which there is an active and liquid market, minus bank deposits, fixed-income securities issued, loans and other commitments maturing within the next month. A similar but not identical measure is used to determine the bank's compliance with the liquidity limit established by the SBIF in which the Bank determines the asymmetry between its rights and obligations based on maturity according to estimated behaviour.The ratios asymmetries at 30 days with regards to capital and at 90 days with regards twice the capital are shown in the table below:

NOTE 40 - RISK MANAGEMENT, continued:

	As of December 31,	
	2010	2009
	%	%
30 days	39	20
30 days foreign currency	14	6
90 days	43	64

Next, is the breakdown by the maturity of the assets and liabilities balances of the Bank as of December 31, 2010 and 2009, considering also those off-balance commitments:

As of December 31, 2010	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,747,534	2,247,897	1,350,519	3,017,967	6,205,570	5,943,374	21,512,861
Maturity of liabilities (Note 21)	(4,680,319)	(2,626,345)	(2,189,575)	(4,391,503)	(3,565,948)	(2,221,564)	(19,675,254)
Net maturity	(1,932,785)	(378,448)	(839,056)	(1,373,536)	2,639,622	3,721,810	1,837,607
Off-balance commitments:							
Pledges and other commercial commitments	-	(6,131)	(85,670)	(12,570)	(62,179)	-	(166,550)
Confirmed foreign letters of credit	-	(8,912)	(38,093)	(1,011)	(37,723)	-	(85,739)
Letters of credit issued	-	(63,368)	(99,828)	(10,779)	(35,537)	(20)	(209,532)
Guarantees	-	(53,165)	(98,144)	(248,969)	(465,532)	(32,941)	(898,751)
Net maturity, including commitments	(1,932,785)	(510,024)	(1,160,791)	(1,646,865)	2,038,651	3,688,849	477,035

As of December 31, 2009	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	3,450,409	1,236,010	1,093,804	3,205,387	5,701,393	5,612,392	20,299,395
Maturity of liabilities (Note 21)	(3,948,847)	(2,699,279)	(2,665,281)	(4,214,749)	(3,552,474)	(1,485,523)	(18,566,153)
Net maturity	(498,438)	(1,463,269)	(1,571,477)	(1,009,362)	2,148,919	4,126,869	1,733,242
Off-balance commitments:							
Guarantees	-	(23,412)	(86,692)	(43,378)	(16,322)	(127)	(169,931)
Confirmed foreign letters of credit	-	(8,851)	(6,935)	(17,453)	(2,579)	-	(35,818)
Letters of credit issued	-	(49,347)	(82,488)	(16,685)	(7,435)	-	(155,955)
Pledges and other commercial commitments	-	(76,173)	(92,409)	(287,001)	(193,458)	(6,739)	(655,780)
Net maturity, including commitments	(498,438)	(1,621,052)	(1,840,001)	(1,373,879)	1,929,125	4,120,003	715,758

The above tables show the undiscounted cash flows of the Bank's financial assets and liabilities based on their estimated maturities. The Bank's expected cash flows from these instruments can diverge considerably from this analysis. For example, demand deposits are expected to remain stable or grow, while not all off-balance loan commitments that have been arranged are expected to be executed. In addition, the foregoing detail excludes disposable lines of credit, since they do not have contractually defined maturities.

NOTE 40 - RISK MANAGEMENT, continued:

Market risk

Market risk arises as a consequence of activity in the markets, through financial instruments whose value can be affected by fluctuations in market conditions, reflected in changes in the different assets and financial risk factors. The risk can be mitigated through hedges using other products (assets/liabilities or derivatives), or by cancelling the open transaction/position. The purpose of market risk management is to manage and control exposure to market risk, keeping it within accepted parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, prices and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank's internal management to measure market risk is based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

- trading portfolio;
- domestic financial management portfolio;
- foreign financial management portfolio.

The trading portfolio is comprised mainly of investments valued at fair value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

The ALCO has the overall responsibility for market risk. The Bank's risk/finance department is responsible for formulating detailed management policies and applying them to the Bank's operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department's functions in connection with financial management portfolios include the following:

(i) apply the "Value at Risk" (VaR) techniques to measure interest rate risk,
(ii) adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
(iii) compare the real VaR with the established limits,
(iv) establish procedures to prevent losses in excess of predetermined limits, and
(v) furnish information on the trading activities to the ALCO, other members of the Bank's management and the Global Risk Department of Santander – Spain.

The department's functions in connection with financial management portfolios include the following:

(i) perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential loss forecasted by these simulations, and
(ii) provide daily reports thereon to the ALCO, other members of the Bank's management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed-income investments, foreign currency trading, and a minimal position in equity securities. This portfolio is comprised mostly of Chilean Central Bank Bonds, mortgage bonds and locally issued, low-risk corporate bonds. At the end of the year, the trading portfolio included no equity portfolio securities.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of analyzing the behavior of the income and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been applicable, in order to infer the maximum loss on the basis of that information with a given level of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary level of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1-day horizon, with a 99.00% confidence level. It is the maximum 1-day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2-year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

NOTE 40 - RISK MANAGEMENT, continued:

The Bank uses the VaR estimates to provide a warning when the statistically expected losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

- Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;
- The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;
- A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;
- The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;
- The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and
- A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2010 and 2009 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments. The high, low, and average levels for each component and for each year were as follows:

VAR	2010 %	2009 %
Consolidated:		
High	11.18	9.79
Low	3.53	4.24
Average	7.25	5.98
Fixed-income investments:		
High	11.37	9.14
Low	3.63	4.22
Average	7.21	5.87
Variable-income investments		
High	0.18	1.65
Low	0.02	0.04
Average	0.09	0.17
Foreign currency investments		
High	3.91	7.02
Low	0.48	0.66
Average	1.68	2.31

NOTE 40 - RISK MANAGEMENT, continued:

Market risk - local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank's commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which is calculated as the difference between the present value of the cash flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation-indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. The Bank has also established limits regarding the maximum loss which these interest rate movements may impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Global Risk Department of Santander Spain has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank's Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.
- This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.
- The model takes no account of the sensitivity of volumes which results from interest rate changes.
- The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2010 and 2009

	2010		2009	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio – local currency (MCh$)				
Loss limit	37,300	152,300	37,264	127,000
High	16,849	126,306	17,711	123,834
Low	2,974	86,573	1,504	95,791
Average	10,317	109,133	6,404	107,239
Financial management portfolio – foreign currency (in millions of $US)				
Loss limit	46.0	74.0	46.0	74.0
High	25.8	11.9	18.4	17.3
Low	0.4	0.3	1.2	1.5
Average	14.6	3.1	6.9	11.4
Financial management portfolio – consolidated (in MCh$)				
Loss limit	37,300	152,300	37,264	127,000
High	20,129	126,309	17,724	123,836
Low	7,010	86,575	1,939	96,280
Average	12,993	109,156	8,188	107,495

Santander

NOTE 40 - RISK MANAGEMENT, continued:

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank's processes, personnel, technology and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank's operations.

The Bank's objective is to manage operating risk in order to mitigate economic losses and damage to the Bank's reputation through a flexible internal control structure.

The Bank's management is mainly responsible for the development and application of controls to address operating risks. This responsibility is supported by the global development of the Bank's operating risk management standards in the following areas:

- Requirements for adequate segregation of duties, including independent authorization of transactions
- Requirements for reconciliation and supervision of transactions
- Compliance with the applicable legal and regulatory requirements
- Documentation of controls and procedures
- Requirements for periodic evaluation of applicable operating risks and improvement of the controls and procedures to address the risks that are identified
- Requirements for disclosure of operating losses and the proposed corrective measures
- Development of contingency plans
- Training and professional development
- Adoption of ethical business standards
- Reduction or mitigation of risks, including acquisition of insurance policies if they are effective

Compliance with the Bank's standards is supported by a program of periodic reviews conducted by the Bank's internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank's loans and accounts receivable by industry.

NOTE 41 – SUBSEQUENT EVENTS:

As of January 11, 2011 the Bank issued a floating rate 3 month LIBOR note for US$ 500,000,000 with a 5 year maturity. Interest will be paid quarterly starting on April 19, 2011.

Between January 1, 2011 and the date on which these financial statements were issued (January 24, 2011), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO
Accounting Manager

CLAUDIO MELANDRI HINOJOSA
Chief Executive Officer